UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

**Proxy Statement Pursuant to Section 14(a) of the Securities
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MEDTRONIC PLC
Medtronic

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PROXY
STATEMENT

and **Notice of 2017** Annual General Meeting of Shareholders

Friday, Dec. 8, 2017 ■ 8 a.m. local time ■ **Dublin**, Ireland

Medtronic



NOTICE OF ANNUAL GENERAL MEETING

Friday, December 8, 2017
8:00 a.m. local time
Conrad Dublin Hotel, Earlsfort Terrace, Dublin 2, Ireland

MEETING AGENDA

1. Electing, by separate resolutions, the twelve director nominees named in the proxy statement to hold office until the 2018 Annual General Meeting of the Company;

2. Ratifying, in a non-binding vote, the re-appointment of PricewaterhouseCoopers LLP as the Company's independent auditor for Fiscal Year 2018 and authorizing, in a binding vote, the Board of Directors, acting through the Audit Committee, to set the auditor's remuneration;

3. Approving on an advisory basis, the Company's executive compensation;

4. Amending and restating the Medtronic plc Amended and Restated 2013 Stock Award and Incentive Plan;

5. Receiving and considering the Company's Irish Statutory Financial Statements for the fiscal year ended April 28, 2017 and the reports of the directors and auditors thereon, and reviewing the affairs of the Company; and

6. Transacting any other business that may properly come before the meeting.

Proposals 1 to 4 above are ordinary resolutions requiring a simple majority of the votes cast at the meeting to be approved. All proposals are more fully described in this proxy statement. There is no requirement under Irish law that Medtronic's Irish Statutory Financial Statements for the fiscal year ended April 28, 2017, or the directors' and auditor's reports thereon be approved by the shareholders, and no such approval will be sought at the Annual General Meeting.

RECORD DATE
Shareholders of record at the close of business on October 10, 2017, are entitled to vote at the meeting.

ONLINE PROXY DELIVERY AND VOTING
As permitted by the Securities and Exchange Commission, we are making this proxy statement, the Company's annual report to shareholders, and our Irish statutory financial statements available to our shareholders electronically via the Internet. We believe electronic delivery expedites your receipt of materials, reduces the environmental impact of our Annual General Meeting and reduces costs significantly. The Notice Regarding Internet Availability of Proxy Materials (the "Notice") contains instructions on how you can access the proxy materials and how to vote online. If you received the Notice by mail, you will not receive a printed copy of the proxy materials unless you request one in accordance with the instructions provided in the Notice. The Notice will be mailed to shareholders on or about October 24, 2017, and will provide instructions on how you may access and review the proxy materials on the Internet and how to vote.

ADMISSION TO THE ANNUAL GENERAL MEETING
If you wish to attend the Annual General Meeting, you must be a shareholder on the record date and either **request an admission ticket in advance** by visiting *www.proxyvote.com* and following the instructions provided (you will need the control number included on your proxy card, voter instruction form or Notice), or bring proof of ownership of ordinary shares to the meeting. Tickets will be issued to registered and beneficial owners and to one guest accompanying each registered or beneficial owner.

August 28, 2017

By order of the Board of Directors,

Bradley E. Lerman
Senior Vice President, General Counsel and Company Secretary

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting of Shareholders to be held on December 8, 2017: This proxy statement, the Company's 2017 Annual Report to Shareholders and our Irish Statutory Financial Statements for the year ended April 28, 2017, are available at *www.proxyvote.com*.

YOUR VOTE IS IMPORTANT. WE ENCOURAGE YOU TO VOTE.

If possible, please vote your shares over the Internet using the instructions found in the Notice. Alternatively, you may request a printed copy of the proxy materials and vote using the toll-free telephone number on the proxy card or by marking, signing, dating and mailing your proxy form in the postage-paid envelope that will be provided. All proxies will be forwarded to the Company's registered office electronically. Voting by any of these methods will not limit your right to vote in person at the Annual General Meeting.

Under New York Stock Exchange rules, if you hold your shares in "street" name through a brokerage account, your broker will *NOT* be able to vote your shares on non-routine matters being considered at the Annual General Meeting unless you have given instructions to your broker prior to the meeting on how to vote your shares. Proposals 1, 3, and 4 are considered non-routine matters under New York Stock Exchange rules. This means that you must give specific voting instructions to your broker on how to vote your shares so that your vote can be counted.

TABLE OF CONTENTS

PROXY SUMMARY

This summary highlights information described in more detail elsewhere in this proxy statement. It does not contain all of the information that you should consider, and you should read the entire proxy statement carefully before voting.

2017 Annual General Meeting of Shareholders

Date and Time: Friday, December 8, 2017, at 8:00 a.m. (Local Time)

Place: Conrad Dublin Hotel
Earlsfort Terrace
Dublin 2, Ireland

Commence Mail Date: October 24, 2017

Record Date: October 10, 2017

Advance Voting Methods and Deadlines

Method	Instruction	Deadline
Internet	■ Go to _http://www.proxyvote.com_ and follow the instructions (have your proxy card or internet notice in hand when you access the website)	Internet and telephone voting are available 24 hours a day, seven days a week up to these deadlines: ■ **Shares held through the Medtronic Savings and Investment Plan and the Medtronic Puerto Rico Employees' Savings and Investment Plan** – 11:59 p.m., Eastern Standard Time, on December 5, 2017 ■ **Registered Shareholders or Beneficial Owners** – 11:59 p.m., Eastern Standard Time, on December 7, 2017
Telephone	■ Dial 1-800-690-6903 and follow the instructions (have your proxy card or internet notice in hand when you call)	■ **Shares held through the Medtronic Savings and Investment Plan and the Medtronic Puerto Rico Employees' Savings and Investment Plan** – 11:59 p.m., Eastern Standard Time, on December 5, 2017 ■ **Registered Shareholders or Beneficial Owners** – 11:59 p.m., Eastern Standard Time, on December 7, 2017
Mail	■ Mark your selections on the enclosed proxy card ■ Date and sign your name exactly as it appears on proxy card ■ Promptly mail the proxy card in the enclosed postage-paid envelope	Return promptly to ensure it is received before the date of the Annual General Meeting ■ **Shares held through the Medtronic Savings and Investment Plan and the Medtronic Puerto Rico Employees' Savings and Investment Plan** – 11:59 p.m., Eastern Standard Time, on December 5, 2017 ■ **Registered Shareholders or Beneficial Owners** – 11:59 p.m., Eastern Standard Time, on December 7, 2017

Questions and Answers About Attending our Annual General Meeting and Voting

We encourage you to review the questions and answers about our Annual General Meeting and voting beginning on page 78 to learn more about the rules and procedures surrounding the proxy and Annual General Meeting process, as well as the business to be conducted at our Annual General Meeting. If you plan to attend the Annual General Meeting in person, we direct your attention to the information following "Admission to the Meeting" on page 79.

> **IF YOU WISH TO ATTEND THE ANNUAL GENERAL MEETING, YOU MUST EITHER REQUEST AN ADMISSION TICKET IN ADVANCE OR BRING PROOF OF OWNERSHIP OF ORDINARY SHARES TO THE MEETING.**
> **YOUR VOTE IS IMPORTANT! PLEASE CAST YOUR VOTE AND PLAY A PART IN THE FUTURE OF MEDTRONIC.**

Voting Matters and Board Recommendations

Proposal	Board Recommendation	For More Information
Proposal 1 — To elect, by separate resolutions, the twelve director nominees named in the proxy statement to hold office until the 2018 Annual General Meeting of the Company	**"FOR"** all nominees	Page 12
Proposal 2 — To ratify, in a non-binding vote, the re-appointment of PricewaterhouseCoopers LLP as Medtronic's independent auditor for Fiscal Year 2018 and to authorize, in a binding vote, the Board of Directors, acting through the Audit Committee, to set the auditor's remuneration	**"FOR"**	Page 67
Proposal 3 — To approve in a non-binding advisory vote, named executive officer compensation (a "Say-on-Pay" vote)	**"FOR"**	Page 68
Proposal 4 — To approve the amendment and restatement of the Medtronic plc Amended and Restated 2013 Stock Award and Incentive Plan	**"FOR"**	Page 69

Director Nominees

You are being asked to vote, by separate resolutions, on the election of the following twelve Directors. Each Director nominee is elected annually by a majority of votes cast. Detailed information about each Director's background, skill sets and areas of expertise can be found beginning on page 13.

In December 2016, the Board decided to split the Quality and Technology Committee into two separate committees effective as of July 1, 2017, with the Quality Committee having a clear quality focus and the Technology Committee having a clear technology focus. In addition, effective March 10, 2017, the Board changed the name of the Finance Committee to the Finance and Financial Risk Committee and effective August 25, 2017, the Board changed the name of the Technology Committee to the Technology and Value Creation Committee.

					Committee Memberships						
Name	**Age[(1)]**	**Director Since**	**Principal Position**	**Indep.**	**AC**	**CC**	**FFRC**	**NCGC**	**QC**	**TVCC**	**Other Current Public Boards[(1)]**
Richard H. Anderson	62	2002	President and Chief Executive Officer of Amtrak	Y	M	M	M	M			0
Craig Arnold	57	2015	Chairman and Chief Executive Officer of Eaton Corporation	Y		C	M			M	1
Scott C. Donnelly[(2)]	55	2013	Chairman, President and Chief Executive Officer of Textron, Inc.	Y		M		C		M	1
Randall J. Hogan, III	61	2015	Chairman & Chief Executive Officer of Pentair plc	Y	C	M		M			1
Omar Ishrak	61	2011	Chairman and Chief Executive Officer of Medtronic plc	N							1
Shirley Ann Jackson, Ph.D.	70	2002	President of Rensselaer Polytechnic Institute	Y	M				M	M	3
Michael O. Leavitt	66	2011	Founder and Chairman of Leavitt Partners	Y			M		M	C	2
James T. Lenehan	68	2007	Financial Consultant and Retired Vice Chairman and President of Johnson & Johnson	Y	M				M	M	0
Elizabeth Nabel, M.D.	65	2014	President of Brigham & Women's Healthcare	Y	M				C	M	0
Denise M. O'Leary	59	2000	Private Venture Capital Investor	Y			C	M	M		2
Kendall J. Powell	63	2007	Chairman and Retired Chief Executive Officer of General Mills, Inc.	Y		M	M	M			1
Robert C. Pozen	70	2004	Former Chairman of MFS Investment Management	Y			M		M	M	1

(1) As of July 1, 2017.
(2) Lead Independent Director.

AC: Audit Committee
CC: Compensation Committee
FFRC: Finance and Financial Risk Committee
NCGC: Nominating and Corporate Governance Committee
QC: Quality Committee
TVCC: Technology and Value Creation Committee
C: Chair
M: Member

Corporate Governance Highlights

Strong Lead Independent Director See page 19	**Annual Board and Committee Evaluation Processes** See page 20	**Robust Risk Management Program** See page 19
Stock Ownership Guidelines for Named Executive Officers and Directors See pages 20 and 47	**Annual Board of Director Elections and Majority Voting for Directors** See page 12	**Regular Executive Sessions of Independent Directors** See page 19
Realigned Board Committees and Chair Assignments See page 21	**Sustainability and Citizenship Highlights** See page 10	**Proxy Access**

High Ethical Standards Established in Written Policies and Actions (Includes Codes of Conduct, U.S. Patient Privacy Principles, Political Contribution Policy, and Policies Regarding Environmental, Health and Safety and the Use of Animals)
See page 27 and our investor relations website

2017 Board Composition



BOARD INDEPENDENCE

Non-Independent Director — **1**

11 Independent Directors

Independent Lead Director

BOARD TENURE

4 10+ Years

4 0-5 Years

4 6-10 Years

6 New Directors Since 2011
Average Tenure **8.6** Years

AGE MIX

Mandatory Retirement Age at **72**

4 66-70 Years

3 50-59 Years

5 60-65 Years

63 Average Age

GENDER AND ETHNIC DIVERSITY

25% Female Representation

25% Ethnic Diversity

Shareholder Outreach on Governance

We recognize the value of shareholder engagement and take a proactive approach to shareholder outreach on governance matters. We continuously engage with our shareholders, including investment and governance specialists, to seek input on governance, executive compensation, strategic issues and to address their questions and concerns. We bring feedback from our shareholders to our Board; such feedback is instrumental to the Board's decision-making process.

ENGAGEMENT CYCLE



THROUGHOUT THE YEAR	**BEFORE ANNUAL GENERAL MEETING**	**ANNUAL GENERAL MEETING OF SHAREHOLDERS**	**AFTER ANNUAL GENERAL MEETING**
■ Preview governance and compensation issues and plans ■ Request feedback on evolving trends	■ Discuss final Board and committee actions ■ Follow up on shareholder feedback ■ Solicit support for Board voting recommendations ■ Monitor voting results		■ Consider voting results and potential actions in response ■ Review general governance trends and shareholder issues for upcoming year

Performance Highlights

Medtronic is the global leader in medical technology – alleviating pain, restoring health, and extending life for millions of people around the world. Fiscal year 2017 was a solid year for Medtronic. The company delivered record revenue, made progress in each of its growth strategies, executed on its Covidien cost synergy commitments, generated strong free cash flow growth, and deployed its capital in line with its stated priorities, balancing the return of cash to our shareholders with disciplined reinvestment in its businesses.

During fiscal year 2017, Medtronic delivered record revenue of $29.7 billion, growing approximately 5 percent[1], in the mid-single digits for the fifth consecutive year. The company made progress in each of its growth strategies. In Therapy Innovation, the company executed a steady cadence of meaningful product launches, as well as introduced some groundbreaking new technologies. In Globalization, the company expanded access to its therapies in emerging markets around the world, resulting in double-digit revenue growth[1]. In Economic Value, the company continued to extend its industry leadership in developing value-based healthcare solutions.

The integration of Covidien progressed as planned, and Medtronic has now realized over $600 million in synergy savings since the acquisition, and it remains on track to deliver its goal of $850 million of total cost savings by the end of fiscal year 2018. This operational productivity, coupled with Medtronic's solid revenue growth, were key contributors to delivering double-digit diluted non-GAAP earnings per share growth[1] and generating $5.6 billion in free cash flow[2].

Medtronic strategically deployed its capital, meeting its commitment of returning 50 percent of its free cash flow to its shareholders in the form of dividends and net share repurchases. In addition, the company invested approximately $1.5 billion in several strategic investments and five tuck-in acquisitions, and these acquisitions are expected to further enhance Medtronic's revenue growth and improve returns over time. Late in fiscal year 2017, the company announced the sale of a portion of its Patient Monitoring and Recovery division to Cardinal Health for $6.1 billion as part of its disciplined portfolio management strategy. The transaction closed early in Medtronic's second quarter of fiscal year 2018.

Medtronic continues to create distinct competitive advantages and capitalize on the long-term trends in healthcare: namely, the desire to improve clinical outcomes; the growing demand for expanded access to care; and the optimization of cost and efficiency within healthcare systems. These trends, along with an aging population in most countries, produce secular growth tailwinds that Medtronic believes represent sustainable, long-term opportunities for the company. The company has a number of growth catalysts and is optimistic about its ability to deliver on its commitments and expand patient access to its products and services around the world.

Most importantly, in its fiscal year 2017, Medtronic served 70 million patients – more patients, in more places around the world, than in any year in its history. Two patients are benefitting from Medtronic therapies and services every second. This is a direct result of the dedication and passion of over 91,000 employees, collaborating with the company's partners in healthcare, to fulfill the Medtronic Mission.

A few of our more notable fiscal year 2017 performance highlights include the following:

- Achieved revenue of $29.7 billion and non-GAAP earnings of $6.4 billion.
  - Grew revenue by approximately 5%.[1]
  - Delivered solid operating margin improvement of approximately 100 basis points.[1]
  - Grew non-GAAP diluted earnings per share by approximately 11-12%.[1]
- Generated $6.9 billion cash flow from operations and $5.6 billion of free cash flow.[2]
- Returned $5.5 billion to shareholders in the form of dividends and net share repurchases. Increased its cash dividend by 13 percent, the 39th consecutive year of increasing its dividend payment.
- Delivered solid, balanced geographic revenue growth, with low-single digit growth[1] in the United States, mid-single digit growth[1] in Non-U.S. Developed Markets, and double-digit growth[1] in Emerging Markets.
- The Cardiac & Vascular Group (CVG) grew revenues in the mid-single digits[1], as the group continued to leverage its breadth of products and services, as well as its strong positions in important, rapidly expanding markets to drive sustainable growth. Combined, its products in transcatheter aortic valve replacement, insertable diagnostics, AF ablation, left-ventricular assist devices, and drug-coated balloons are now annualizing at nearly $3 billion and growing over 20 percent.[1]
- The Minimally Invasive Therapies Group (MITG) grew revenues in the mid-single digits[1] and continued to benefit from five key growth drivers: Open-to-Minimally Invasive Surgery, or MIS, End Stage Renal Disease, Respiratory Compromise, Lung Cancer, and Gastrointestinal Disease. The group launched new products in Advanced Energy and Advanced Stapling, including new LigaSure™ instruments and Signia™, its new, single-handed powered surgical stapler that provides surgeons with real-time feedback during surgery.

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1   Revenue growth, diluted earnings per share growth, and operating margin improvement are provided on a constant currency, constant week basis, or on a constant currency basis and are considered "non-GAAP" financial measures under applicable SEC rules and regulations. Reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures are included in Appendix A of this proxy statement.

2   Free cash flow is operating cash flow minus capital expenditures, and is considered a "non-GAAP" financial measure under applicable SEC rules and regulations. Reconciliations of this non-GAAP financial measure to the most directly comparable GAAP financial measures are included in Appendix A of this proxy statement.

- The Restorative Therapies Group (RTG) grew revenues in the mid-single digits[1], driven in part by an improvement in its Spine division as a result of its focus on its "Speed to Scale" initiative on new product launches, as well as strong focus on its "Surgical Synergy" strategy that combines spine implants with navigation, imaging, and powered capital equipment. The Brain Therapies division had a strong year, with continued solid growth in Neurovascular and Neurosurgery.

- The Diabetes Group grew revenues in the mid-single digits.[1] In the fourth quarter of fiscal year 2017, the group started the U.S. Customer Training Phase of the MiniMed® 670G, the world's first hybrid closed loop insulin delivery system, which it intends to broadly launch in fiscal year 2018. The group also continued to see strong adoption of its continuous glucose monitor (CGM) sensors and MiniMed® 640G System outside the United States.

Executive Compensation Philosophy

Our performance-based compensation programs align the interests of our Named Executive Officers (NEOs) with those of our shareholders. When our shareholders do well, our NEOs receive performance pay. We have developed programs that enable us to attract, retain and engage highly talented executives with compensation packages established pursuant to the following principles:

- **Pay for Performance.** We emphasize pay for performance by fixing at least 75% of target total direct compensation (base salary + target annual incentive + target long-term incentive) on the attainment of annual and long-term Company performance goals.

- **Market Competitive.** We offer market-competitive total direct compensation consisting of base salary, an annual cash incentive and long-term cash and equity incentives. Our targets match the median of our peer group.

- **Market Median Pay.** We calibrate each element of total direct compensation to fall within a market median range that is +/- 15% around median of our comparator group for base salary and annual incentive and +/- 20% around median for long-term incentives and total direct compensation. We use the median because at least 75% of NEO compensation is tied to annual and long-term Company performance; performance that is above or below the median of our Comparison Group will generate compensation that is above or below the median compensation for the same group.

- **Experience/Performance Adjustment.** We leverage data from the market median of our compensation Comparison Group to identify our competitive market for talent. Then we make appropriate adjustments to ensure each NEO's competitive compensation reflects the NEO's experience and performance.

- **Comprehensive Benefit Programs.** We enhance competitive total direct compensation with comprehensive employee benefit programs that support retirement, health and wellness. NEOs have the same health and retirement benefits as all employees.

- **Shareholder Value Alignment.** We align incentive programs with shareholder value creation by using annual and three-year performance measures that drive shareholder value. Incentive goals are derived from our Board-approved annual operating plan and our Board-approved long-term strategic plan, both of which are shared with investors.

- **Focus on Quality.** We emphasize quality; payouts under our annual incentive plan can be reduced if a quality compliance modifier performance threshold is not achieved. The quality modifier, which may reduce but not increase a payout, is designed to align Medtronic employees with the Medtronic Mission, "To strive without reserve for the greatest possible reliability and quality in our products...". The modifier uses Food and Drug Administration inspection observation to provide a standardized and rigorous assessment of our product and process quality.

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1   Revenue growth, diluted earnings per share growth, and operating margin improvement are provided on a constant currency, constant week basis, or on a constant currency basis and are considered "non-GAAP" financial measures under applicable SEC rules and regulations. Reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures are included in Appendix A of this proxy statement.

2   Free cash flow is operating cash flow minus capital expenditures, and is considered a "non-GAAP" financial measure under applicable SEC rules and regulations. Reconciliations of this non-GAAP financial measure to the most directly comparable GAAP financial measures are included in Appendix A of this proxy statement.

Sustainability and Citizenship Highlights

A tenet of the Medtronic Mission – to maintain good citizenship as a company – drives a sense of purpose and responsibility to not only deliver the highest-quality products, therapies and services to our patients, but also to support healthy communities in the areas in which we operate.

That is why we embrace our role in creating positive social impact. Our corporate citizenship activities – related to community involvement, philanthropy, and environmental and governance issues – strengthen our contribution to society.

As an integral part of our business strategy, our sustainability efforts improve operational efficiency, reduce our environmental footprint, deepen relationships with customers, and support new business.

We tackle the sustainability issues that are most important to our Company and shareholders. These material issues have the greatest potential to impact our business operations and patients. Addressing and reporting on these issues is critical to the long-term viability of our business.

MATERIAL SUSTAINABILITY ISSUES				
Access to Care	Product Quality	Product Stewardship	Responsible Sourcing	Ethics in Sales and Marketing
We work with health systems around the world, sharing technologies, services, resources and expertise to help remove barriers to affordable treatment of chronic diseases.	We ensure that our products and services comply with the highest standards of safety and reliability.	We minimize the lifecycle footprint of our products and packaging through design innovation.	We collaborate with our supply chain to develop long-term, diverse relationships that enhance product quality, worker rights and environmental protection.	We are committed to responsible marketing, communications and promotion of our products and services.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements may be identified by words like "anticipate," "expect," "project," "believe," "plan," "may," "estimate," "intend" and other similar words. Forward-looking statements in this proxy statement include, but are not limited to, statements regarding individual and Company performance objectives and targets, statements relating to the benefits of Medtronic's acquisitions, product launches and business strategies, and Medtronic's intent to return capital to shareholders through dividends and share repurchases. These and other forward-looking statements are based on our beliefs, assumptions and estimates using information available to us at the time and are not intended to be guarantees of future events or performance. Factors that may cause actual results to differ materially from those contemplated by the statements in this proxy statement can be found in Medtronic's periodic reports on file with the Securities and Exchange Commission. The forward-looking statements speak only as of the date of this proxy statement and undue reliance should not be placed on these statements. We disclaim any intention or obligation to publicly update or revise any forward-looking statements. This cautionary statement is applicable to all forward-looking statements contained in this document.

PROPOSAL 1 – ELECTION OF DIRECTORS

Directors and Nominees

Our Board of Directors has twelve members, all of whom serve for a term of one year. All nominees are currently Medtronic directors who were elected by shareholders at the 2016 Annual General Meeting. In order to be elected as a director, each nominee must be appointed by an ordinary resolution and each must receive the affirmative vote of a majority of the votes cast by the holders of ordinary shares represented at the Annual General Meeting in person or by proxy. If a nominee becomes unable or declines to serve, the individuals named as proxies in the enclosed proxy form will have the authority to vote for any substitute who may be nominated in accordance with Medtronic's Articles of Association. We have no reason to believe this will occur.

The Nominating and Corporate Governance Committee considers candidates for Board membership, including those suggested by shareholders, applying the same criteria to all candidates. Any shareholder who wishes to recommend a prospective nominee for the Board for consideration by the Nominating and Corporate Governance Committee must notify the Company Secretary in writing at Medtronic's registered office at 20 on Hatch, Lower Hatch Street, Dublin 2, Ireland. Any such recommendations should provide whatever supporting material the shareholder considers appropriate, but should at a minimum include such background and biographical material as will enable the Nominating and Corporate Governance Committee to make an initial determination as to whether the nominee satisfies the criteria for directors set out in the Governance Principles.

If the Nominating and Corporate Governance Committee identifies a need to replace a current member of the Board, to fill a vacancy on the Board, or to expand the size of the Board, it considers candidates from a variety of sources, including third-party search firms that assist with identifying, evaluating and conducting due diligence on potential director candidates. The process followed to identify and evaluate candidates includes meetings to review biographical information and background material relating to candidates, and interviews of selected candidates by members of the Board. Recommendations of candidates for inclusion in the Board slate of director nominees are based upon the criteria set forth in the Governance Principles. These criteria include business experience and skills, judgment, honesty and integrity, the ability to commit sufficient time and attention to Board activities and the absence of potential conflicts with Medtronic's interests. While the Nominating and Corporate Governance Committee does not have a formal diversity policy for Board membership, we seek directors who represent a mix of backgrounds and experiences that will enhance the quality of the Board's deliberations and decisions. When evaluating candidates for Board membership, the Nominating and Corporate Governance Committee considers, among other factors, diversity with respect to viewpoint, skills, experience, and community involvement, and input from other members of the Board.

After completing the evaluation process, the Nominating and Corporate Governance Committee makes a recommendation to the full Board as to individuals who should be nominated by the Board. The Board determines the nominees after considering the recommendations and report of the Nominating and Corporate Governance Committee and such other nominees and evaluations as it deems appropriate.

Shareholders who intend to appear at the Annual General Meeting to nominate a candidate for election by the shareholders at the meeting (in cases where the Board does not intend to nominate the candidate or where the Nominating and Corporate Governance Committee was not requested to consider the candidacy) must comply with the procedures in Medtronic's Articles of Association, which are described under "Other Information — Shareholder Proposals and Director Nominations" on page 80 of this proxy statement.

Nominees for directors for one-year terms ending in 2018:



RICHARD H. ANDERSON
President and Chief Executive Officer
Amtrak

Director since **2002**
Age **62**

Mr. Anderson has been President and Chief Executive Officer of Amtrak, an intercity passenger rail service provider and high-speed rail operator, since July 12, 2017. From 2007 until May 2016, Mr. Anderson served as Chief Executive Officer and a director of Delta Air Lines, Inc., a commercial airline. Upon retiring as Chief Executive Officer of Delta Air Lines, Inc., he became the Executive Chairman of the board of directors of Delta Air Lines, Inc. until October 2016. He was Executive Vice President of UnitedHealth Group Incorporated, a diversified health care company, from 2004 until 2006. Mr. Anderson was Chief Executive Officer of Northwest Airlines Corporation from 2001 to 2004.

Committees: Audit, Compensation, Finance and Financial Risk, and Nominating and Corporate Governance

Other Public Company Directorships: None

Director Qualifications: Mr. Anderson's qualifications to serve on our Board include his more than 25 years of business, operational, financial and executive management experience. He has also served on the board of directors of three other public companies. Mr. Anderson's extensive experience, including within the health care industry and for Fortune 500 companies, allows him to contribute valuable strategic management and risk assessment insight to Medtronic. Additionally, Mr. Anderson qualifies as an "audit committee financial expert" as defined by SEC rules.



CRAIG ARNOLD
Chairman and Chief Executive Officer
Eaton Corporation

Director since **2015**
Age **57**

Mr. Arnold has been Chairman and Chief Executive Officer of Eaton Corporation, a power management company, since June 1, 2016. From September 2015 to May 2016, Mr. Arnold served as President and Chief Operating Officer of Eaton Corporation. Prior to that, Mr. Arnold served as the Vice Chairman and Chief Operating Officer, Industrial Sector, of Eaton Corporation. From 2000 to 2008 he served as Senior Vice President of Eaton Corporation and Group Executive of the Fluid Power Group of Eaton. Prior to joining Eaton, Mr. Arnold was employed in a series of progressively more responsible positions at General Electric Company from 1983 to 2000. Mr. Arnold was appointed to the Board of Directors of Eaton Corporation in 2015. Mr. Arnold is a former director of Covidien plc.

Committees: Compensation (Chair), Finance and Financial Risk, and Technology and Value Creation

Other Public Company Directorships: Eaton Corporation

Director Qualifications: With his years of managerial experience, both at Eaton and at General Electric, Mr. Arnold brings to the Board of Directors demonstrated management ability at senior levels. His position as Chief Executive Officer of the Eaton Industrial Sector gives Mr. Arnold critical insights into the operational requirements of a large, multinational company. In addition, in previously serving on the Audit Committee of another public company, Mr. Arnold gained valuable experience dealing with accounting principles and financial reporting rules and regulations, evaluating financial results, and generally overseeing the financial reporting process of a large corporation.



SCOTT C. DONNELLY

Chairman, President and Chief Executive Officer
Textron, Inc.

Director since **2013**
Age **55**

Mr. Donnelly is Chairman, President and Chief Executive Officer of Textron, Inc., a producer of aircraft, defense and industrial products. Mr. Donnelly joined Textron in June 2008 as Executive Vice President and Chief Operating Officer and was promoted to President and Chief Operating Officer in January 2009. He was appointed to the Board of Directors in October 2009, and became Chief Executive Officer of Textron in December 2009 and Chairman of the Board in September 2010. Previously, Mr. Donnelly was the President and CEO of General Electric Company's aviation business unit, GE Aviation, a leading maker of commercial and military jet engines and components as well as integrated digital, electric power and mechanical systems for aircraft. Prior to July 2005, Mr. Donnelly held various other management positions since joining General Electric in 1989.

Committees: Compensation, Nominating and Corporate Governance (Chair), and Technology and Value Creation

Other Public Company Directorships: Textron, Inc.

Director Qualifications: Mr. Donnelly's qualifications to serve on our Board include more than two decades of business experience in innovation, manufacturing, sales and marketing, and business processes. Mr. Donnelly also serves on the board of directors of another public company. His extensive executive decision-making experience and corporate governance work make Mr. Donnelly a valuable director. Additionally, Mr. Donnelly qualifies as an "audit committee financial expert" as defined by SEC rules.



RANDALL J. HOGAN, III

Chairman & Chief Executive Officer
Pentair plc

Director since **2015**
Age **61**

Mr. Hogan has been the Chief Executive Officer of Pentair plc, an industrial manufacturing company, since January 2001 and was appointed Chairman in May 2002. From December 1999 to December 2000, he was President and Chief Operating Officer of Pentair, from March 1998 to December 1999 he was Executive Vice President and President of Pentair's Electrical and Electronic Enclosures Group. Prior to joining Pentair, he was President of the Carrier Transicold Division of United Technologies Corporation. Before that, he was with the Pratt & Whitney division of United Technologies, General Electric Company and McKinsey & Company. Mr. Hogan is the immediate past Chair of the board of the Federal Reserve Bank of Minneapolis. Mr. Hogan is a former director of Covidien plc.

Committees: Audit (Chair), Compensation, and Nominating and Corporate Governance

Other Public Company Directorships: Pentair plc

Director Qualifications: Having served in the roles of Chairman, Chief Executive Officer, President and Chief Operating Officer of Pentair, Mr. Hogan offers a wealth of management experience and business acumen. Running a public company gives Mr. Hogan front-line exposure to many of the issues facing public companies, particularly on the operational, financial and corporate governance fronts. Mr. Hogan's service on the Board of Directors and Governance Committee of Unisys as well as on the Board of the Federal Reserve Bank of Minneapolis and service as former Chair of the Audit Committee of Covidien plc further augments his range of knowledge, providing experience on which he can draw while serving as a member of our Board and Audit Committee. Additionally, Mr. Hogan qualifies as an "audit committee financial expert" as defined by SEC rules.



OMAR ISHRAK

Chairman and Chief Executive Officer
Medtronic plc

Director since **2011**
Age **61**

Mr. Ishrak has been Chairman and Chief Executive Officer of Medtronic since 2011. Prior to joining Medtronic, Mr. Ishrak served as President and Chief Executive Officer of GE Healthcare Systems, a comprehensive provider of medical imaging and diagnostic technology, from 2009 to 2011. Before that, Mr. Ishrak was President and Chief Executive Officer of GE Healthcare Clinical Systems from 2005 to 2008 and President and Chief Executive Officer of GE Healthcare Ultrasound and BMD from 1995 to 2004.

Other Public Company Directorships: Intel Corporation

Director Qualifications: Mr. Ishrak's qualifications to serve on our Board include his more than 30 years in the health care industry and more than 35 years of technology development and business management experience. Mr. Ishrak's strong technical expertise and deep understanding of our customers, as well as his long history of success as a global executive in the medical technology industry, make him a valuable and qualified director with critical technical, leadership and strategic skills.



SHIRLEY ANN JACKSON, PH.D.

President
Rensselaer Polytechnic Institute

Director since **2002**
Age **70**

Dr. Jackson has been President of Rensselaer Polytechnic Institute, a technological research university, since 1999. She was Chair of the U.S. Nuclear Regulatory Commission under President Clinton from 1995 to 1999, and Professor of Physics at Rutgers University and consultant to AT&T Bell Laboratories from 1991 to 1995. In 2014, President Barack Obama appointed Dr. Jackson to The President's Intelligence Advisory Board, where she served until 2017. She is a recipient of the National Medal of Science, a member of the National Academy of Engineering and the American Philosophical Society, and a Fellow of the American Academy of Arts and Sciences, the American Association for the Advancement of Science, the American Physical Society, and the Royal Academy of Engineering (U.K.). She is a Life Trustee of M.I.T., and a member of the Council on Foreign Relations. Dr. Jackson is a former director of Marathon Oil Corporation and a former trustee of The Brookings Institution.

Committees: Audit, Quality, and Technology and Value Creation

Other Public Company Directorships: FedEx Corporation, Public Service Enterprise Group and International Business Machines Corporation

Director Qualifications: Dr. Jackson's qualifications to serve on our Board include her leadership experience in government, industry and within a number of educational organizations (President, Rensselaer Polytechnic Institute; Trustee, M.I.T.), including those that bring technological innovation to the marketplace. In addition, Dr. Jackson serves on the boards of directors of other public companies and has accumulated over 33 years of audit, compensation, and governance and nominating committee experience, including as chair. Her leadership and strategic and innovative insight make her a valuable contributor to our Board. Additionally, Dr. Jackson qualifies as an "audit committee financial expert" as defined by SEC rules.



MICHAEL O. LEAVITT

Founder and Chairman
Leavitt Partners

Director since **2011**
Age **66**

Governor Leavitt has been founder and Chairman of Leavitt Partners, a healthcare and food safety consulting firm, since 2009. Prior to that he was the United States Secretary of Health and Human Services from 2005 to 2009; Administrator of the Environmental Protection Agency from 2003 to 2005; and Governor of Utah from 1993 to 2003.

Committees: Finance and Financial Risk, Quality, and Technology and Value Creation (Chair)

Other Public Company Directorships: Health Equity, Inc. and American Express Company

Director Qualifications: Governor Leavitt's qualifications to serve on our Board include his extensive management and leadership experience, including serving as the Governor of Utah, a large state with a diverse body of constituents, appointments to positions with the U.S. government, where he oversaw and advised on issues of national concern; and overseeing Leavitt Partners, LLC's work advising clients in the health care and food safety sectors. Governor Leavitt's decades of leadership experience with valuable knowledge of the governmental regulatory environment and corporate governance makes him a valuable member of our Board.



JAMES T. LENEHAN

Financial Consultant and Retired Vice
Chairman and President of
Johnson & Johnson

Director since **2007**
Age **68**

Mr. Lenehan served as President of Johnson & Johnson, an international pharmaceutical company, from 2002 until 2004, when he retired after 28 years of service to Johnson & Johnson. During those 28 years, Mr. Lenehan also served as Vice Chairman of Johnson & Johnson from 2000 until 2004; Worldwide Chairman of Johnson & Johnson's Medical Devices and Diagnostics Group from 1999 until he became Vice Chairman of the Board; and Worldwide Chairman, Consumer Pharmaceuticals & Professional Group. Mr. Lenehan has been a financial consultant since 2004, including serving as Senior Advisor of Cerberus Operations and Advisory Company, LLC, a private investment firm. Mr. Lenehan is a former director of Talecris Biotherapeutics Holding Corp.

Committees: Audit, Quality, and Technology and Value Creation

Other Public Company Directorships: None

Director Qualifications: Mr. Lenehan's qualifications to serve on our Board include 32 years of business, operational and management experience in medical device, pharmaceutical, biotherapeutics and related industries. He also serves on the board of directors of private companies. His management ability at senior levels and financial experience make his input valuable to Medtronic. Additionally, Mr. Lenehan qualifies as an "audit committee financial expert" as defined by SEC rules.



ELIZABETH G. NABEL, M.D.

President of Brigham Health
Professor of Medicine, Harvard Medical School

Director since **2014**
Age **65**

Elizabeth Nabel, M.D., has been President of Brigham Health, hospitals and physician organisations operating inpatient and outpatient facilities, clinics, primary care health centers, and diagnostic and treatment technologies, research laboratories, and postgraduate medical and scientific education and training programs, as well as Harvard Medical School's second largest teaching affiliate. Dr. Nabel has also been a Professor of Medicine at Harvard Medical School since 2010. Prior to that, Dr. Nabel held a variety of roles, including Director, at the National Heart, Lung and Blood Institute at the National Institutes of Health, a federal agency funding research, training, and education programs to promote the prevention and treatment of heart, lung, and blood diseases, from 1999 to 2009. Dr. Nabel is an elected member of the National Academy of Medicine of the National Academy of Sciences.

Committees: Audit, Quality (Chair), and Technology and Value Creation

Other Public Company Directorships: None

Director Qualifications: Dr. Nabel's qualifications to serve on the Board include extensive experience in the health care field, including senior positions with a number of research universities and organizations. Dr. Nabel has a deep understanding of medical sciences and innovations, as well as physicians and other health care providers who are central to the use and development of our products. Additionally, Dr. Nabel qualifies as an "audit committee financial expert" as defined by SEC rules.



DENISE M. O'LEARY

Private Venture Capital Investor

Director since **2000**
Age **59**

Ms. O'Leary has been a private venture capital investor in a variety of early stage companies since 1996. She was a member of the Stanford University Board of Trustees from 1996 through 2006, where she chaired the Committee of the Medical Center. Ms. O'Leary is a former director of US Airways Group, Inc.

Committees: Finance and Financial Risk (Chair), Nominating and Corporate Governance, and Quality

Other Public Company Directorships: American Airlines Group, Inc. and Calpine Corporation

Director Qualifications: Ms. O'Leary's qualifications to serve on our Board include her extensive experience with companies at a variety of stages and her success as an investor. She also serves on the boards of directors of other public companies. Her financial expertise, experience in the oversight of risk management, and thorough knowledge and understanding of capital markets provide valuable insight with regard to corporate governance and financial matters.



KENDALL J. POWELL

Chairman and Retired Chief Executive Officer
General Mills, Inc.

Director since **2007**
Age **63**

Mr. Powell has been Chairman of General Mills, Inc., an international producer, marketer and distributor of cereals, snacks and processed foods, since 2008 and was Chief Executive Officer of General Mills, Inc. from 2007 until June 2017. He was President and Chief Operating Officer of General Mills, Inc. from 2006 to 2007, and became a director of General Mills, Inc. in 2006. He was Executive Vice President and Chief Operating Officer, U.S. Retail from 2005 to 2006; and Executive Vice President of General Mills, Inc. from 2004 to 2005. From 1999 to 2004, Mr. Powell was Chief Executive Officer of Cereal Partners Worldwide, a joint venture of General Mills, Inc. and the Nestle Corporation. Mr. Powell joined General Mills, Inc. in 1979.

Committees: Compensation, Finance and Financial Risk, and Nominating and Corporate Governance

Other Public Company Directorships: General Mills, Inc.

Director Qualifications: Mr. Powell's qualifications to serve on our Board include more than three decades of business, operational and management experience. Mr. Powell also serves on the board of directors of another public company. His extensive marketing and executive decision-making experience and corporate governance work make Mr. Powell a valuable director. Additionally, Mr. Powell qualifies as an "audit committee financial expert" as defined by SEC rules.



ROBERT C. POZEN

Former Chairman
MFS Investment Management

Director since **2004**
Age **70**

Mr. Pozen was Chairman of MFS Investment Management and a director of MFS Mutual Funds from 2004 to 2010, and Chairman Emeritus of MFS Investment Management from 2010 to 2011. He previously was Secretary of Economic Affairs for the Commonwealth of Massachusetts in 2003 and the John Olin Visiting Professor at Harvard Law School from 2002 to 2003. He also was Vice Chairman of Fidelity Investments from 2000 to 2001 and President of Fidelity Management & Research from 1997 to 2001. From 2007 to 2008, he was the chairman of the SEC Advisory Committee on Improvements to Financial Reporting; and from January 2008 through June 2015, he was a senior lecturer at Harvard Business School. Mr. Pozen currently serves on the board of Asset Management Company, a fund management subsidiary of The World Bank Group. As of July 2015, he is a senior lecturer at M.I.T. Sloan School of Management. As of October 2015, he is a member of the advisory board of Perella Weinberg Partners.

Committees: Finance and Financial Risk, Quality, and Technology and Value Creation

Other Public Company Directorships: Nielsen Holdings N.V.

Director Qualifications: Mr. Pozen's qualifications to serve on our Board include his many successful investing experiences. He also served on President George W. Bush's Commission to Strengthen Social Security and as Secretary of Economic Affairs for Massachusetts Governor Mitt Romney. His extensive financial knowledge, previous performance as a board member, and years of work in corporate governance make Mr. Pozen a qualified and valuable director. Additionally, Mr. Pozen qualifies as an "audit committee financial expert" as defined by SEC rules.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE **FOR** THE DIRECTOR NOMINEES.

CORPORATE GOVERNANCE

Our Corporate Governance Principles

The Board of Directors has adopted Principles of Corporate Governance (the "Governance Principles"), last amended March 2017. The Governance Principles describe Medtronic's corporate governance practices and policies, and provide a framework for the governance of Medtronic. Among other things, the Governance Principles include the provisions below.

- A majority of the members of the Board must be independent directors and no more than two directors may be Medtronic employees. Currently one director, Medtronic's Chairman and Chief Executive Officer, is not independent.
- Medtronic maintains Audit, Compensation, Finance and Financial Risk, Nominating and Corporate Governance, Quality,

and Technology and Value Creation Committees, which consist entirely of independent directors.

- The Nominating and Corporate Governance Committee oversees an annual evaluation of the Board.

Our Governance Principles, the charters of our Audit, Compensation, Finance and Financial Risk, Nominating and Corporate Governance, Quality, and Technology and Value Creation Committees and our codes of conduct are published on our website at **www.medtronic.com/us-en/about/corporate-governance.html.** These materials are available in print to any shareholder upon request. From time to time, the Board reviews and updates these documents as it deems necessary and appropriate to keep abreast of governance regulations.

Lead Independent Director and Chairman; Executive Sessions

Mr. Ishrak, our Chief Executive Officer, also serves as Chairman of the Board. The Board believes it is appropriate for Mr. Ishrak to serve as Chairman of the Board due to his extensive knowledge of, and experience in, the global health care industry generally and in the medical device industry specifically. This knowledge and experience is critical in identifying strategic priorities and providing unified leadership in the execution of strategy. We believe that Mr. Ishrak's experience and knowledge as the CEO and Chairman is an asset to Medtronic and promotes efficient board functioning, with independent board leadership provided by our "Lead Independent Director".

Under Medtronic's Principles of Corporate Governance, the independent directors annually elect a Lead Independent Director to ensure periodic refreshment of Board leadership roles. Our current Lead Independent Director is Scott C. Donnelly who replaced Richard H. Anderson on July 1, 2017.

As Lead Independent Director, Mr. Donnelly's duties include:

- presiding as chair of regularly scheduled meetings of the independent directors, and presiding as chair of Board meetings at which Mr. Ishrak is not in attendance;
- reviewing and approving the agenda for each meeting of the Board of Directors and each of its committees;
- leading Board discussion;
- overseeing the directors' annual evaluation of the Board and each of its committees and advising Mr. Ishrak on the conduct of Board meetings;

- facilitating teamwork and communications between the non-management directors and management, serving as a liaison between the two;
- overseeing the process for identifying and evaluating Board nominees, as the chair of the Nominating and Corporate Governance Committee;
- leading the process for assessing appropriate committee leadership and membership on a periodic basis;
- recommending, as appropriate, changes to governance policies and practices;
- reviewing all committee materials even for committees on which he does not serve; and
- acting as the focal point on the Board for suggestions from non-management directors, especially on sensitive issues.

In keeping with Medtronic's commitment to corporate governance best practices, Mr. Donnelly also takes the lead in both the Board's ongoing, thoughtful evaluation of Medtronic's governance structure and constructive shareholder engagement on emerging governance issues. Medtronic's accountability to its shareholders is clearly indicated by its openness to their engagement, including through its proxy access policy and strong Lead Independent Director. In this role, Mr. Donnelly ensures that he is available, if appropriately requested by shareholders, for consultation and direct communication.

Four regular meetings of our Board were held in Fiscal Year 2017. At each Board meeting, our independent directors meet in executive session with no Company management present, as did each of our committees.

Board Role in Risk Oversight

Our Board of Directors, in exercising its overall responsibility to oversee the management of our business, considers risks when reviewing the Company's strategic plan, financial results,

merger and acquisition-related activities, legal and regulatory matters and its public filings with the Securities and Exchange Commission. The Board is also deeply engaged in the Company's

Enterprise Risk Management ("ERM") program and has received briefings on the outcomes of the ERM program and the steps the Company is taking to mitigate risks that program has identified. The Board's oversight of risk management includes full and open communications with management to review the adequacy and functionality of the risk management processes used by management. In addition, the Board of Directors uses its committees to assist in its risk oversight responsibility as follows:

- **Audit Committee:** Assists the Board of Directors in its oversight of the integrity of the financial reporting of the Company and its compliance with applicable legal and regulatory requirements. It also oversees our internal controls and compliance activities. The Audit Committee periodically discusses policies with respect to risk assessment and risk management, including appropriate guidelines and policies to govern the process, as well as the Company's major financial and business risk exposures and certain contingent liabilities and the steps management

has undertaken to monitor and control such exposures. It also meets privately with representatives from the Company's independent registered public accounting firm.

- **Finance and Financial Risk Committee:** assists the Board of Directors in its oversight of risk relating to the Company's assessment of its significant financial risks and certain contingent liabilities.
- **Compensation Committee:** assists the Board of Directors in its oversight of risk relating to the Company's assessment of its compensation policies and practices.
- **Quality Committee:** assists the Board of Directors in its oversight of risk relating to product quality and safety, cybersecurity, and research.
- **Technology and Value Creation Committee:** assists the Board of Directors in its oversight of risk relating to product technology and the Company's position with regard to technological innovation.

Compensation Risk Assessment

We conducted a risk assessment of our compensation policies and practices and concluded that such policies and practices do not create risks that are reasonably likely to have a material adverse effect on our Company. The framework for the assessment was developed using materials from the Compensation Committee's independent consultant, Frederic W. Cook & Co., Inc. This framework included an update to a comprehensive internal survey used in Fiscal Year 2010 that was designed to identify material policies and practices to be assessed, a review of the identified compensation plans and practices against the evaluation framework and identification of mitigating factors with respect to any risks.

In particular, as a result of the assessment, we noted that:

- Base salaries at Medtronic are generally competitive in the median range of the executive compensation peer companies, not subject to any performance risk and act as a material component of total compensation for most Medtronic employees.
- Incentive plans for senior management and executive officers are appropriately weighted between short-term and long-term performance and between cash and equity compensation.

In addition, our practice of establishing long-term incentive performance targets at the beginning of each of our overlapping three-year performance periods reduces the incentive to maximize performance during any one year.

- Short-term incentive performance goals are recalibrated annually, based upon Medtronic's annual operating plan approved by the Board, and are different from the long-term performance measures.
- Executives and directors are subject to stock ownership and retention guidelines that require directors to maintain ownership of Medtronic stock equal to five (5) times their annual retainer, Medtronic's CEO to maintain ownership of Medtronic stock equal to six (6) times his annual salary, and the other NEOs to maintain Medtronic stock equal to three (3) times their annual salary. Until the ownership guideline is met, the CEO and directors must retain 75% of after-tax Medtronic shares received through settlement of equity compensation awards and other NEOs must retain 50% of such shares.
- Medtronic has implemented policies designed to recoup payments or gains from incentive and equity compensation improperly paid or granted to executives

Committees of the Board and Meetings

Our standing Board committees consist solely of independent directors, as defined in the New York Stock Exchange ("NYSE") Corporate Governance Standards. The Audit Committee was established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934 (the "Exchange Act"). Each director attended 75% or more of the total Board and Board committee meetings on which the director served in Fiscal Year 2017. In addition, it has been the longstanding practice of Medtronic for all directors to attend the Annual General Meeting of Shareholders. All directors attended the last Annual General Meeting.

The following table summarizes (i) the membership of the Board as of the end of Fiscal Year 2017, (ii) the members of each of the Board's standing committees as of the end of Fiscal Year 2017, and (iii) the number of times each standing committee met during Fiscal Year 2017.

AS OF THE END OF FISCAL YEAR 2017

	Board	Audit	Compensation	Finance	Nominating and Corporate Governance	Quality and Technology
Richard H. Anderson	✓		✓		C	
Craig Arnold	✓		✓		✓	
Scott C. Donnelly	✓	✓	✓			✓
Randall J. Hogan, III	✓	✓		✓		
Omar Ishrak	C					
Shirley Ann Jackson, Ph.D.	✓	C			✓	
Michael O. Leavitt	✓			✓		✓
James T. Lenehan	✓			✓		C
Elizabeth Nabel, M.D.	✓				✓	✓
Denise M. O'Leary	✓		✓	✓		
Kendall J. Powell	✓	✓	C		✓	
Robert C. Pozen	✓	✓		C		
NUMBER OF FISCAL YEAR 2017 MEETINGS	**5**	**11**	**6**	**4**	**4**	**4**

✓ Member
C Chair

Effective on July 1, 2017, the Board refreshed its committee assignments in order to provide fresh perspective, facilitate diverse experiences and improve director engagement. In addition, in December 2016, the Board decided to split the Quality and Technology Committee into two separate Board committees effective July 1, 2017, in March 2017 the Board decided to rename the Finance Committee the Finance and Financial Risk Committee, and in August 2017 the Board decided to rename the Technology Committee the Technology and Value Creation Committee. The current committees and committee membership are as follows.

AS OF AUGUST 28, 2017

	Board	Audit	Compensation	Finance and Financial Risk	Nominating and Corporate Governance	Quality	Technology and Value Creation
Richard H. Anderson	✓	✓	✓	✓	✓		
Craig Arnold	✓		C	✓			✓
Scott C. Donnelly	✓		✓		C		✓
Randall J. Hogan, III	✓	C	✓		✓		
Omar Ishrak	C						
Shirley Ann Jackson, Ph.D.	✓	✓				✓	✓
Michael O. Leavitt	✓			✓		✓	C
James T. Lenehan	✓	✓				✓	✓
Elizabeth Nabel, M.D.	✓	✓				C	✓
Denise M. O'Leary	✓			C	✓	✓	
Kendall J. Powell	✓		✓	✓	✓		
Robert C. Pozen	✓			✓		✓	✓

✓ Member
C Chair

The principal functions of our six standing committees — the Audit Committee, the Compensation Committee, the Finance and Financial Risk Committee, the Nominating and Corporate Governance Committee, the Quality Committee, and the Technology and Value Creation Committee — are described below.

Audit Committee[1]

Randall J. Hogan III (Chair)
Richard H. Anderson
Shirley Ann Jackson, Ph.D.
James T. Lenehan
Elizabeth Nabel, M.D.

Number of meetings during Fiscal Year 2017
11

Responsibilities:

- Overseeing the integrity of Medtronic's financial reporting

- Overseeing the independence, qualifications and performance of Medtronic's external independent registered public accounting firm and the performance of Medtronic's internal auditors

- Overseeing Medtronic's compliance with applicable legal and regulatory requirements, including overseeing Medtronic's engagements with, and payments to, physicians and other health care providers

- Reviewing with the General Counsel and independent registered public accounting firm: legal matters that may have a material impact on the financial statements; any fraud involving management or other employees who have a significant role in Medtronic's internal controls; compliance policies; and any material reports or inquiries received that raise material issues regarding Medtronic's financial statements and accounting or compliance policies

- Reviewing annual audited financial statements with management and Medtronic's independent registered public accounting firm and recommending to the Board whether the financial statements should be included in Medtronic's Annual Report on Form 10-K

- Reviewing and discussing with management and Medtronic's independent registered public accounting firm quarterly financial statements and earnings releases

- Reviewing major issues and changes to Medtronic's accounting and auditing principles and practices, including analyses of the effects of alternative GAAP methods, regulatory and accounting initiatives and off-balance sheet structures on Medtronic's financial statements

- Discussing policies with respect to risk assessment and risk management, including risks affecting Medtronic's financial statements, operations, business continuity, and reputation and the reliability and security of our information technology and security systems, and the steps management has undertaken to monitor and control such exposures

- Undertaking the appointment, compensation (subject to the requirements of Irish corporate law), retention and oversight of the independent registered public accounting firm, which reports directly to the Audit Committee

- Pre-approving all audit and permitted non-audit services to be provided by the independent registered public accounting firm

- Reviewing, at least annually, a report by the independent registered public accounting firm describing its internal quality-control procedures and any material issues raised by the most recent internal quality-control review and any recent investigations by regulatory or professional agencies, and any steps taken to deal with any such issues, and all relationships between the independent registered public accounting firm and Medtronic

- Reviewing the experience and qualifications of the lead partner of the independent registered public accounting firm each year and considering whether there should be rotation of the lead partner or the independent auditor itself

- Establishing clear policies for hiring current and former employees of the independent registered public accounting firm

- Preparing the Report of the Audit Committee

- Meeting with the independent registered public accounting firm prior to the audit to review the scope and planning of the audit

- Reviewing the results of the annual audit examination

- Reviewing with the independent registered public accounting firm its evaluation of Medtronic's identification of, accounting for, and disclosure of related party transactions

- Advising the Board with regard to Medtronic's policies and procedures regarding compliance with laws and regulations

- Considering, at least annually, the independence of the independent registered public accounting firm

- Reviewing the adequacy and effectiveness of Medtronic's internal control over financial reporting, including information technology and security systems related to internal controls, and disclosure controls and procedures

- Reviewing with the Vice President of Internal Audit the performance of Medtronic's internal audit function and the results of any significant internal audits

- Reviewing candidates for the positions of Chief Financial Officer and Controller of Medtronic

- Establishing procedures concerning the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters

- Meeting privately in separate executive sessions periodically with management, internal auditors and the independent registered public accounting firm

- Meeting privately in executive session with the Chief Ethics and Compliance Officer, and approving any decisions with regard to hiring, terminating, disciplining, or compensating the Chief Ethics and Compliance Officer

---

1   The Board has determined that all members of the Audit Committee satisfy the applicable audit committee independence requirements of the New York Stock Exchange (NYSE) and the Securities and Exchange Commission (SEC). The Board also determined that all members have acquired the attributes necessary to qualify them as "audit committee financial experts" as defined by applicable SEC rules.

Audit Committee Pre-Approval Policies

Rules adopted by the SEC require public company audit committees to pre-approve audit and non-audit services provided by a company's independent registered public accounting firm. Our Audit Committee has adopted detailed pre-approval policies and procedures pursuant to which audit, audit-related, tax and other permissible non-audit services are pre-approved by category of service. The fees are budgeted, and actual fees versus the budget are monitored throughout the year. During the year, circumstances may arise when it becomes necessary to engage the independent registered public accounting firm for additional services not

contemplated in the original pre-approval. In those instances, we obtain the approval of the Audit Committee before engaging the independent registered public accounting firm. The policies require the Audit Committee to be informed of each service, and do not permit any delegation of the Audit Committee's responsibilities to management. The Audit Committee may delegate pre-approval authority to one or more of its members, but such member(s) must report any pre-approval decisions to the Audit Committee at its next scheduled meeting.

Compensation Committee[1,2]

Craig Arnold (Chair)
Richard H. Anderson
Scott C. Donnelly
Randall J. Hogan, III
Kendall J. Powell

Number of meetings during Fiscal Year 2017
6

Responsibilities:

- Reviewing compensation philosophy and major compensation programs
- Annually reviewing executive compensation programs
- Annually reviewing and approving corporate goals and objectives relevant to the compensation of the Chief Executive Officer and, based on its own evaluation of performance in light of those goals and objectives, as well as input from the Nominating and Corporate Governance Committee; determining and approving the total compensation of the Chief Executive Officer
- Annually approving the total compensation of all other executive officers, including base salaries
- Administering and determining incentive compensation plans and equity-based compensation plans and approving stock and other long-term incentive awards
- Monitoring compliance by the Chief Executive Officer and senior management with the Company's stock ownership guidelines
- Reviewing new compensation arrangements and reviewing and recommending to the Board severance arrangements for senior executive officers
- Reviewing and discussing with management the Compensation Discussion and Analysis required by the rules of the SEC and recommending to the Board the inclusion of the Compensation Discussion and Analysis in the Company's annual proxy statement

- Assisting the Board in reviewing results of any shareholder advisory votes, responding to other shareholder communications that relate to the compensation of senior executive officers, and reviewing and recommending to the Board for approval the frequency with which Medtronic will conduct shareholder advisory votes
- Preparing the Committee's report to be included in Medtronic's annual proxy statement
- Assessing the Company's risk relating to its compensation policies and practices
- The Compensation Committee may form and delegate authority to subcommittees as it deems appropriate. The Compensation Committee also may delegate certain of its responsibilities to one or more designated senior executives or committees in accordance with applicable laws, regulations, and plan requirements. Please refer to the Compensation Discussion and Analysis beginning on page 32 for additional discussion of the Compensation Committee's processes and procedures relating to compensation.

1   The Board has determined that all members of the Compensation Committee satisfy the applicable compensation committee requirements of the NYSE and the SEC.
2   No member of the Compensation Committee during Fiscal Year 2017 was an officer or employee of Medtronic, and no executive officer of Medtronic during Fiscal Year 2017 served on the Compensation Committee or board of any company that employed any member of Medtronic's Compensation Committee or Board. During Fiscal Year 2017, Sarah Powell, a daughter of director Kendall J. Powell, was employed by Medtronic as a Senior Leadership Development Rotation Program Associate as further described in this proxy statement under Corporate Governance - Related Party Transactions and Other Matters beginning on page 26. Mr. Powell had no involvement in the hiring of this role and has had no involvement in Ms. Powell's performance assessments or compensation decisions.

Finance and Financial Risk Committee

Denise M. O'Leary (Chair)
Richard H. Anderson
Craig Arnold
Michael O. Leavitt
Kendall J. Powell
Robert C. Pozen

**Number of
meetings during
Fiscal Year 2017
4**

Responsibilities:

- Reviewing and approving management's recommendations to the Board for significant capital expenditures
- Reviewing, approving and monitoring significant strategic transactions
- Reviewing and overseeing management's plans and objectives for the capitalization of the Company
- Reviewing and approving management's recommendations to the Board with respect to new offerings of debt and equity securities, stock splits, credit agreements, and Medtronic's investment policies
- Reviewing and approving management's recommendations to the Board regarding dividends
- Reviewing and approving management's recommendations to the Board regarding authorization for repurchases of Medtronic's stock

- Reviewing and approving management's recommendations for the Corporate Cash Investment Policy
- Reviewing management's decisions regarding certain financial aspects of the Company's employee benefit plans
- Reviewing and overseeing the Company's tax strategies
- Reviewing with management the Company's strategies for management of significant financial risks and contingent liabilities
- Reviewing with management the financial aspects of the Company's insurance and self-insurance programs
- Reviewing and recommending to the Board for approval authorization limits for the Committee and the Chief Executive Officer to approve expenditures

Nominating and Corporate Governance Committee

Scott C. Donnelly (Chair)
Richard H. Anderson
Randall J. Hogan III
Denise M. O'Leary
Kendall J. Powell

**Number of
meetings during
Fiscal Year 2017
4**

Responsibilities:

- Formulating the Company's policies and procedures for identifying a diverse pool of qualified director candidates and for evaluating and recommending candidates to the Board for nomination for election as directors
- Implementing the Committee's policies to identify, evaluate and recommend to the Board individuals for the Board to nominate for election as directors
- Reviewing and making recommendations to the Board regarding whether members of the Board should stand for re-election
- Considering any resignation offered by a director
- Developing an annual evaluation process for the Board and its committees
- Recommending to the Board directors to serve as members of each committee and recommending any changes to the Board or standing committees that the Committee believes desirable
- Monitoring emerging corporate governance trends and overseeing and evaluating the Company's corporate governance policies and programs to align with market best practices
- Reviewing the Company's Principles of Corporate Governance at least annually and recommending changes to the Board to align with market best practices
- Reviewing shareholder proposals and recommending to the Board proposed Company responses to such proposals

- Reviewing, in accordance with the Company's Related Party Transaction Policies and Procedures, transactions and relationships with related parties that are required to be approved or ratified thereunder
- Reviewing the Company's Related Party Transactions Policies and Procedures on a periodic basis and recommending changes to the Board
- Reviewing the Company's Standards for Director Independence, recommending any modifications to the standards deemed necessary for the proper governance of the Company, and providing at least annually to the Board the Committee's assessment of which directors should be deemed independent directors
- Reviewing at least annually the requirements of a "financial expert" under the applicable rules of the SEC and NYSE and determining which directors are "financial experts"
- Overseeing and reviewing on a periodic basis the continuing education program for directors and the orientation program for new directors
- Providing advice to the Board regarding director compensation and benefits
- Reviewing the Company's stock ownership guidelines for directors, monitoring compliance with such guidelines, and recommending changes to the Board
- Reviewing Medtronic's corporate political contributions

Quality Committee

Elizabeth Nabel, M.D. (Chair)
Shirley Ann Jackson, Ph.D.
Michael O. Leavitt
James T. Lenehan
Denise O'Leary
Robert C. Pozen

**Number of
meetings during
Fiscal Year 2017**
4[1]

Responsibilities:

- Overseeing assessment and making recommendations to the Board regarding the Company's overall quality strategies and systems to monitor and control product quality and safety, the Company's response to quality and quality systems assessments conducted by the Company and external regulators, the Company's response to material quality issues and field actions, and the Company's technology and cybersecurity strategies, systems, and controls to ensure reliability and prevent unauthorized access.

- Overseeing risk management in the area of human and animal studies, including the periodic review of policies and procedures related to the conduct of such studies

- Staying informed of major regulatory changes both domestically and internationally to ensure the Company is poised to meet new standards

Technology and Value Creation Committee

Michael O. Leavitt (Chair)
Craig Arnold
Scott C. Donnelly
Shirley Ann Jackson, Ph.D.
James T. Lenehan
Elizabeth Nabel, M.D.
Robert C. Pozen

**Number of
meetings during
Fiscal Year 2017**
4[2]

Responsibilities:

- Overseeing assessment and making recommendations to the Board regarding the Company's product, service, and technology portfolio and its effect on the Company's growth and performance, emerging science and technology trends that will affect the Company, the Company's approach to identifying and developing new markets, and the Company's intellectual property portfolio

- Monitoring the overall direction, effectiveness, and competitiveness of the Company's research and development programs and pipeline

- Evaluating the technological aspects of potential acquisitions as requested by the Board

- Reviewing and assessing the Company's competitive standing from a technological point of view

- Providing updates to the Quality Committee, as requested, regarding technological advances in cybersecurity

- Evaluating the economic value of new and existing products and services

---

1 Effective July 1, 2017, the Quality and Technology Committee split into two separate committees – the Quality Committee and the Technology and Value Creation Committee. This number represents the number of meetings held by the Quality and Technology Committee in Fiscal Year 2017.

2 Effective July 1, 2017, the Quality and Technology Committee split into two separate committees – the Quality Committee and the Technology and Value Creation Committee. This number represents the number of meetings held by the Quality and Technology Committee in Fiscal Year 2017.

Director Independence

Under the NYSE Corporate Governance Standards, to be considered independent, the Board must affirmatively determine that the director has no material relationship with Medtronic, other than as a director. The Board of Directors has determined that the following directors, (all of our non-management directors), are independent under the NYSE Corporate Governance Standards: Messrs. Anderson, Arnold, Donnelly, Hogan, Lenehan, Powell and Pozen, Drs. Jackson and Nabel, Gov. Leavitt and Ms. O'Leary. In making this determination, the Board considered any current or proposed relationships that could interfere with a director's ability to exercise independent judgment, including those identified by Medtronic's Standards for Director Independence, which correspond to the NYSE standards on independence. These standards identify certain types of relationships that are categorically immaterial and do not, by themselves, preclude the directors from being independent. The types of relationships and the directors who have had such relationships include:

- being a current employee, or having an immediate family member who is an executive officer, of an entity that has made or is expected to make immaterial payments to, or that has received or is expected to receive immaterial payments from, Medtronic for property or services, and each such relationship with Medtronic, through the relevant entity, is transactional in nature and is not a material transactional relationship (Messrs. Arnold, Donnelly, Hogan and Pozen, and Drs. Jackson and Nabel);

- being an executive officer, director and less than 50% equity owner of an entity that receives immaterial payments from Medtronic for professional services, which relationship, through the relevant entity, relates to limited consulting services and is not a material relationship (Gov. Leavitt); and

- being an employee or executive officer of a non-profit organization to which Medtronic or The Medtronic Foundation has made immaterial contributions (Mr. Pozen, and Drs. Jackson and Nabel).

All of the relationships of the types listed above were entered into, and payments were made or received, by Medtronic in the ordinary course of business and on competitive terms, and no director participated in negotiations regarding, nor approved, any such purchases or sales. Aggregate payments to, transactions with, or discretionary charitable contributions to each of the relevant organizations did not exceed the greater of $1,000,000 or 2% of that organization's consolidated gross revenues for any of that organization's last three fiscal years. The Board reviewed the transactions with each of these organizations and determined that the directors had no role with respect to the Company's decision to make any of the purchases or sales or to engage in the relationship, and that the nature and amount of payments involved in the transactions would not influence the relevant director's objectivity in the boardroom or have a meaningful impact on such director's ability to satisfy fiduciary obligations on behalf of Medtronic's shareholders.

In the course of fulfilling its duties, the Board of Directors also considered situations in which the director had a further removed relationship with the relevant third party, such as being a director or trustee (rather than an employee or executive officer) of an organization that engages in a business relationship with Medtronic or receives discretionary charitable contributions from Medtronic or its affiliates. The Board determined that no such further removed relationships impact the independence of its directors.

Related Party Transactions and Other Matters

The Board of Directors of Medtronic has adopted written related party transaction policies and procedures. The policies require that all "interested transactions" (as defined below) between Medtronic or any of its subsidiaries and a "related party" (as defined below) are subject to approval or ratification by the Nominating and Corporate Governance Committee. In determining whether to approve or ratify such transactions, the Nominating and Corporate Governance Committee will consider, among other factors it deems appropriate, whether the interested transaction is on the same terms as are generally available to an unaffiliated third-party under the same or similar circumstances, the extent of the related person's interest in the transaction, and any other information regarding the interested transaction or the related party that would be material to investors in light of the circumstances. An interested transaction may be approved only if it is determined in good faith that, under all of the circumstances, the interested transaction is in the best interests of Medtronic and its shareholders. In addition, the Nominating and Corporate Governance Committee has reviewed certain categories of interested transactions and deemed them to be pre-approved or ratified. Also, the Board of Directors has delegated to the chair of the Nominating and

Corporate Governance Committee (or another member if the chair is interested in the transaction) the authority to pre-approve or ratify any interested transaction in which the aggregate amount is not expected to exceed $1 million. Finally, the policies provide that no director shall participate in any discussion or vote regarding an interested transaction for which he or she is a related party, except that the director shall provide all relevant information concerning the interested transaction to the Nominating and Corporate Governance Committee.

Under the policies, an "interested transaction" is defined as any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships (including any indebtedness or any guarantee of indebtedness) in which:

- the aggregate amount involved will or may be expected to exceed $120,000 in any twelve-month period;

- Medtronic or a subsidiary is a participant; and

- any related party has or will have a direct or indirect interest (other than solely as a result of being a director and/or a less than ten percent beneficial owner of another entity).

An "interested transaction" includes a material amendment or modification to an existing interested transaction.

A "related party" is defined as any:

- person who is or was (since the beginning of the last fiscal year for which Medtronic has filed a Form 10-K and proxy statement) an executive officer, director or nominee for election as a director (even if they do not presently serve in that role);

- greater than five percent beneficial owner of Medtronic's ordinary shares; or

- immediate family member of any of the foregoing, as such terms are interpreted under Item 404 of Regulation S-K.

During Fiscal Year 2017, Sarah Powell, a daughter of director Kendall J. Powell, was employed by Medtronic as a Senior Leadership Development Rotation Program Associate. The Leadership Development Rotation Program is a three-year program designed to place high-potential, high-performing graduates of an MBA program in two 18-month assignments

in different business units of Medtronic. The aggregate value of the compensation paid to Ms. Powell during Fiscal Year 2017 was approximately $160,700, which included salary, bonus and incentive payments and restricted stock units. In addition, Ms. Powell received the standard benefits provided to other non-executive Medtronic employees for her services during Fiscal Year 2017. Ms. Powell is not an executive officer of, and does not have a key strategic role within, Medtronic.

During Fiscal Year 2017, Christopher Ellis, a son of Gary Ellis, former Chief Financial Officer, became employed by Medtronic as a Senior Finance Program Manager after Gary Ellis retired as Chief Financial Officer. The aggregate value of the compensation paid to Christopher Ellis during Fiscal Year 2017 was approximately $139,292, which included salary and bonus. In addition, Christopher Ellis received the standard benefits provided to other non-executive Medtronic employees for his services during Fiscal Year 2017. Christopher Ellis is not an executive officer of, and does not have a key strategic role within, Medtronic.

Complaint Procedure; Communications with Directors

The Sarbanes-Oxley Act of 2002 requires companies to maintain procedures to receive, retain and treat complaints received regarding accounting, internal accounting controls or auditing matters and to allow for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters. We currently have such procedures in place. Our 24-hour, toll-free confidential compliance line is available for the submission of concerns regarding accounting, internal controls or auditing matters.

Our Lead Independent Director may be contacted via e-mail at **leaddirector@medtronic.com.** Shareholders may also communicate with our independent directors via e-mail at **independentdirectors@medtronic.com**. Communications received from shareholders may be forwarded directly to Board members as part of the materials sent before the next regularly scheduled Board meeting, although the Board has authorized management, in its discretion, to forward communications on a more expedited basis if circumstances warrant or to exclude a communication if it is illegal, unduly hostile or threatening or otherwise inappropriate. Advertisements, solicitations for periodical or other subscriptions and other similar communications generally will not be forwarded to the directors.

Our Codes of Conduct

All Medtronic employees, including our Chief Executive Officer and other senior executives, are required to comply with our Code of Conduct to help ensure that our business is conducted in accordance with the highest standards of ethical behavior. Our Code of Conduct covers all areas of professional conduct, including customer relationships, conflicts of interest, insider trading, intellectual property and confidential information, as well as requiring strict adherence to all laws and regulations applicable to our business. Employees are required to bring any violations and suspected violations of the Code of Conduct to the attention of Medtronic through management or our legal counsel or by using Medtronic's confidential compliance line. In addition, our Code of Ethics for Senior Financial Officers provides specific policies applicable to our Chief Executive Officer, Chief Financial Officer, Treasurer and Controller and to other senior financial officers designated from time to time by our Chief Executive Officer.

These policies relate to internal controls, the public disclosures of Medtronic, violations of the securities or other laws, rules or regulations, and conflicts of interest. The members of the Board of Directors are subject to a Code of Business Conduct and Ethics relating to director responsibilities, conflicts of interest, strict adherence to applicable laws and regulations, and promotion of ethical behavior.

Our codes of conduct are published on our website, at **www.medtronic.com** under the **About Medtronic — Corporate Governance** section, and are available in print to any shareholder who requests them. We intend to disclose future amendments to, or waivers for, directors and executive officers of, our codes of conduct on our website promptly following the date of such amendment or waiver.

Director Compensation

The Nominating and Corporate Governance Committee conducts a biennial review of our non-employee director compensation program and makes recommendations for adjustments, as appropriate, to the Board. In connection with the review conducted in Fiscal Year 2016, the Nominating and Corporate Governance Committee's outside consultant on director compensation, Towers Watson, assessed the compensation paid to our non-employee directors against non-employee director compensation trends and data from our 28-company peer group, which includes both Irish and non-Irish companies. After consultation with Towers Watson, the Nominating and Corporate Governance Committee found the compensation program to be appropriate and no changes were made to the program in the last two fiscal years.

The principal features of the compensation received by our non-employee directors for Fiscal Year 2017 are described below.

Non-employee Directors are eligible for the following compensation:

■ **Annual Cash Retainer** – Non-employee directors are entitled to receive an annual cash retainer for their service on the Board. Committee chairs and the Lead Independent Director are entitled to a supplemental annual cash stipend, and non-chair Audit Committee members are entitled to an additional cash stipend. Directors who are also Medtronic employees receive no fees for their services as directors. Our objective in using annual cash retainers and stipends is to recognize the stewardship role

of non-employee directors with respect to our success and the increasing demands and responsibilities of our non-employee directors. The annual cash retainer and stipend fees are paid according to the following schedule:

Director Compensation	
Annual Cash Retainer	$ 175,000
Committee Chair Stipends:	
Audit	$ 25,000
Compensation	$ 20,000
Nominating & Corporate Governance	$ 20,000
Finance	$ 20,000
Quality & Technology	$ 20,000
Lead Independent Director Stipend	$ 40,000
Member Audit Committee	$ 15,000

■ **Annual Stock Awards** – Each non-employee director receives an annual restricted stock unit award equal in value to $175,000, which vests as described in the *Stock Awards* section below.. We use full-value awards and a fixed dollar value for setting equity levels to compensate our non-employee directors in a manner that is consistent with majority practice and that is competitive with our peers. We believe that the annual equity grant to our non-employee directors, in combination with our stock ownership guidelines (described in the *Stock Holdings* section below), further aligns the interests of our non-employee directors with the interests of our shareholders.

The Director Compensation table reflects all compensation awarded to, earned by, or paid to the Company's non-employee directors during Fiscal Year 2017. No additional compensation was provided to Mr. Ishrak for his service as a director on the Board.

Non-Employee Director	Fees Earned or Paid in Cash	Stock Awards	Total
Richard H. Anderson	$ 235,000	$ 175,046	$ 410,046
Craig Arnold	$ 175,000	$ 175,046	$ 350,046
Scott C. Donnelly	$ 190,000	$ 175,046	$ 365,046
Randall Hogan, III	$ 190,000	$ 175,046	$ 365,046
Shirley Ann Jackson	$ 200,000	$ 175,046	$ 375,046
Michael O. Leavitt	$ 175,000	$ 175,046	$ 350,046
James T. Lenehan	$ 195,000	$ 175,046	$ 370,046
Elizabeth Nabel	$ 175,000	$ 175,046	$ 350,046
Denise M. O'Leary	$ 175,000	$ 175,046	$ 350,046
Kendall J. Powell	$ 210,000	$ 175,046	$ 385,046
Robert C. Pozen	$ 210,000	$ 175,046	$ 385,046
Preetha Reddy[1]	$ 108,500	$ 280,604	$ 389,104

(1) Ms. Reddy's stock compensation includes an additional pro-rated grant, which vested immediately, for time on the Medtronic Board through her resignation on December 9, 2016.

Fees Earned or Paid in Cash

The fees earned or paid in cash column represents the amount of the annual retainer and annual cash stipend for Board and committee service.

The annual cash retainer, annual cash stipend and special committee fees are paid in two installments — in the middle and at the end of a fiscal year. The annual cash retainer and annual cash

stipend are reduced by 25% if a non-employee director does not attend at least 75% of the total meetings of the Board and Board committees on which such director served during the relevant year. The table on page 21 of this proxy statement under the section entitled "Committees of the Board and Meetings" shows the committees on which the individual directors serve.

Stock Awards

Directors are annually granted restricted stock units on the first day of the fiscal year in an amount equal to $175,000 divided by the fair market value of a share of Medtronic ordinary shares on the date of grant. Grants are made on a pro rata basis for participants who are directors for less than the entire preceding fiscal year and are reduced by 25% for any directors who failed to attend at least 75% of the applicable meetings during such fiscal year. The restricted stock units vest on the one-year anniversary of the grant date.

Dividends paid on Medtronic ordinary shares are credited to a director's stock unit account in the form of additional units.

Prior to the Covidien acquisition in January 2015, directors were granted deferred stock units rather than restricted stock units. The balance in a director's stock unit account will be distributed to the director in the form of Medtronic ordinary shares upon resignation or retirement from the Board in a single distribution or, at the director's option, in five equal annual distributions.

Stock Holdings

Non-employee directors held the following restricted stock units, stock options, and deferred stock units as of April 28, 2017:

Non-Employee Director	Restricted Stock Units	Stock Options	Deferred Stock Units
Richard H. Anderson	2,254		27,706
Craig Arnold	2,254		0
Scott C. Donnelly	2,254		2,078
Randall Hogan, III	2,254		0
Shirley Ann Jackson	2,254		28,541
Michael O. Leavitt	2,254		7,358
James T. Lenehan	2,254	7,084	21,397
Elizabeth Nabel	2,254		0
Denise M. O'Leary	2,254	7,084	29,849
Kendall J. Powell	2,254		20,509
Robert C. Pozen	2,254	4,484	25,087

To align directors' interests more closely with those of shareholders, the Nominating and Corporate Governance Committee approved the Medtronic plc Stock Ownership and Retention Guidelines pursuant to which non-employee directors are expected to own stock of Medtronic in an amount equal to five times the annual Board retainer. Until the ownership guideline is met, the directors must retain 75% of after-tax Medtronic shares received through settlement of equity compensation awards. Once the guideline is met, the directors must retain 75% of after-tax shares for one year following grant of equity compensation awards. For stock options, net after-tax profit shares are those shares remaining after payment of the option's exercise price and income taxes. For share issuances, net gain shares are those remaining after payment of income taxes. Shares retained may be sold on the later of one year after grant or when the ownership guidelines are met. In the case of retirement or termination, shares may be sold after the shorter of the remaining retention period or one year following retirement or termination, as applicable. As of July 7, 2017, all directors were in compliance with the stock ownership and retention policy; however, due to their more recent appointments, Mr. Donnelly and Dr. Nabel are continuing to make progress towards the required ownership guidelines.

Deferrals

Prior to the Covidien acquisition in January 2015, directors were able to defer all or a portion of their cash compensation through participation in the Medtronic Capital Accumulation Plan Deferral Program. This was a nonqualified plan designed to allow participants to defer a portion of their pre-tax compensation, and to earn returns or incur losses on those deferred amounts based upon allocation of their balances to one or more investment alternatives, which were the same investment alternatives that Medtronic offers its employees through its 401(k) Plan. Director contributions in the deferred compensation program were discontinued effective as of the close of the Covidien acquisition in January 2015.

SHARE OWNERSHIP INFORMATION

Significant Shareholders

The following table shows information as of July 7, 2017, concerning each person who is known by us to beneficially own more than 5% of our ordinary shares.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership of Ordinary Shares	Of Shares Beneficially Owned, Amount that May Be Acquired Within 60 Days	Percent of Class
The Vanguard Group, 100 Vanguard Blvd., Malvern, PA 19355[1]	97,909,120	N/A	7.21
BlackRock, Inc., 55 East 52nd Street, New York, NY 10055[2]	85,265,752	N/A	6.28
Wellington Management Group LLP, 280 Congress St, Boston, MA 02210[3]	74,882,071	N/A	5.51

(1) The information for security ownership of this beneficial owner is based on a Schedule 13G filed by The Vanguard Group on February 10, 2017. On such date, Vanguard, together with its affiliates, held indirect voting power over ordinary shares. Based upon shares outstanding as of July 7, 2017, the shareholder beneficially owns approximately 7.21% of our shares outstanding.

(2) The information for security ownership of this beneficial owner is based on a Schedule 13G filed by BlackRock, Inc. on January 25, 2017. On such date, BlackRock, together with its affiliates, held indirect voting power over ordinary shares. Based upon shares outstanding as of July 7, 2017, the shareholder beneficially owns approximately 6.28% of our shares outstanding.

(3) The information for security ownership of this beneficial owner is based on a Schedule 13G filed by Wellington Management Group LLP on February 9, 2017. On such date, FMR LLC, together with its affiliates, held indirect voting power over ordinary shares. Based upon shares outstanding as of July 7, 2017, the shareholder beneficially owns approximately 5.51% of our shares outstanding.

Beneficial Ownership of Management

The following table shows information as of July 7, 2017, concerning beneficial ownership of Medtronic's ordinary shares by Medtronic's directors, named executive officers identified in the Summary Compensation Table under "Executive Compensation," and all directors and executive officers as a group.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership of Ordinary Shares[8]	Of Shares Beneficially Owned, Amount that May Be Acquired Within 60 Days
Richard H. Anderson[1]	77,100	27,706
Craig Arnold	25,295	0
Michael J. Coyle[2]	478,100	419,896
Scott C. Donnelly[3]	5,752	2,078
Bryan Hanson	375,355	321,692
Randall Hogan, III	32,107	0
Omar Ishrak	1,259,941	1,145,664
Shirley Ann Jackson	34,058	28,541
Michael O. Leavitt	11,603	7,358
James T. Lenehan	50,338	28,481
Elizabeth Nabel	2,694	0
Denise M. O'Leary	59,373	36,933
Karen Parkhill[4]	22,413	11,640
Kendall J. Powell[5]	29,092	20,509
Robert C. Pozen[6]	71,382	29,571
Rob ten Hoedt	124,445	109,064
Gary L. Ellis	771,997	649,962
Directors and executive officers as a group (22 persons)[7]	4,253,244	3,565,437

(1) Mr. Anderson disclaims beneficial ownership of 25 shares that are owned by his adult son. Includes 4,800 shares held by Mr. Anderson's spouse's trust.

(2) Includes 4,105 shares held by Mr. Coyle's spouse and 250 shares held by family trust.

(3) Includes 245 shares held by Mr. Donnelly's spouse's trust.

(4) Includes 86 shares held by Ms. Parkhill's trust.

(5) Includes 3,000 shares held by Mr. Powell's spouse's trust.

(6) Includes 24,700 shares owned jointly with Mr. Pozen's spouse.

(7) As of July 7, 2017, no director or executive officer beneficially owns more than 1% of the shares outstanding. Medtronic's directors and executive officers as a group beneficially own approximately .31% of the shares outstanding.

(8) Amounts include the shares shown in the last column, which are not currently outstanding but are deemed beneficially owned because of the right to acquire shares pursuant to options exercisable or RSUs vesting and payable within 60 days (on or before December 9, 2017) and the right to receive shares for deferred stock units within 60 days (on or before December 9, 2017) upon a director's resignation.

Section 16(a) Beneficial Ownership Reporting Compliance

Based upon a review of reports and written representations furnished to it, Medtronic believes that during Fiscal Year 2017, all filings with the SEC by its executive officers and directors complied with requirements for reporting ownership and changes in ownership of Medtronic's ordinary shares pursuant to Section 16(a) of the Exchange Act.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis ("CD&A") describes the compensation program and compensation decisions made by the Compensation Committee in regard to the compensation of the following named executive officers ("NEOs") for Fiscal Year 2017:

Name	Title
Omar Ishrak	Chairman and Chief Executive Officer
Karen L. Parkhill	Executive Vice President and Chief Financial Officer (Effective June 20, 2016)
Michael J. Coyle	Executive Vice President and Group President, Cardiac and Vascular Group
Bryan C. Hanson	Executive Vice President and Group President, Minimally Invasive Therapies Group
Rob ten Hoedt	Executive Vice President and Group President, Europe, Middle East, and Africa
Gary L. Ellis	Former Executive Vice President and Chief Financial Officer (Through June 20, 2016)

Executive Summary

Business Context

Fiscal Year 2017 Highlights

During Fiscal Year 2017, we achieved solid results across all of our business groups and geographies. At the same time, we produced meaningful operating profit growth based on our synergy capture from the Covidien integration and our operating excellence initiatives. Performance with respect to our differentiated growth platforms was as follows: (i) revenue growth was mid-single digit range on a constant currency, constant week basis, (ii) diluted non-GAAP EPS growth was in the double digits on a constant currency, constant week basis, and (iii) free cash flow was $5.6 billion. Nevertheless, our performance fell slightly below the financial goals we set for Fiscal Year 2017, as illustrated below. As a result, our payout for the annual incentive plan was below target and paid out at 94.41%.

The Company is committed to deliver mid-single digit constant currency revenue growth and double-digit constant currency EPS growth over the long-term. With our diverse growth platforms and leadership in growth markets, we expect to create long-term value growth for our shareholders.

The Compensation Committee made the following compensation decisions for Fiscal Year 2017:

- Base salary increases ranged from 3% to 10%, including promotions
- Target annual incentive opportunities remained the same year-over-year
- Long-term incentive opportunities increased 0% to 26%, including promotions

In addition, award payouts for the annual incentive plan and the three-year long-term performance plan were at 94.41% and 100% of target award opportunities, respectively, as summarized below.



ANNUAL INCENTIVE PLAN

Revenue Growth[1]	MDT Result 4.8% / Goal 5.0%
Non-GAAP Diluted EPS Growth[1]	MDT Result 7.7% / Goal 8.2%
Cash Flow Indicator[1]	MDT Result $6,180 / Goal $6,334

FY15–FY17 LONG-TERM PERFORMANCE PLAN

| Revenue Growth[2] | MDT Result 27.0% / Goal 5.0% |
| ROIC[2] | MDT Result 9% / Goal 14% |

■ MDT Result   ■ Goal

[1] You should refer to page 42 for more information.

[2] You should refer to page 44 for a definition of Revenue Growth and ROIC.

ACTUAL PERFORMANCE AS A PERCENT OF PLAN PERFORMANCE & ACTUAL AWARD PAYOUT AS A PERCENT OF TARGET AWARD PAYOUT



Finally, business group and region NEOs received special equity grants in conjunction with their Fiscal Year 2017 compensation reviews to strengthen long-term retention of key executives to support leadership continuity.

Compensation of our Chief Executive Officer

The compensation of our CEO is positioned within the median range of our Compensation Comparison Group and is based on the same design elements and performance standards that are applicable to the other NEOs. For Fiscal Year 2017, the Compensation Committee determined to increase the CEO's base salary by 3%, maintain his target annual incentive opportunity at 175% of base salary, and increase his long-term incentive opportunity from $13.0 million to $13.5 million, which will be equally allocated to stock options, restricted stock units, and long-term performance plan awards.

The following chart presents the increase in target total direct compensation for our CEO for Fiscal Year 2017 as determined following Fiscal Year 2016, as well as the total shareholder return for Fiscal Year 2016 for the Company, our compensation comparison group, and our industry peers.

CHANGE IN FY 2017 CEO TOTAL DIRECT COMPENSATION RELATIVE TO FY 2016 TSR PERFORMANCE



Target total direct compensation represents base salary + target annual incentive + target long-term incentive

	FY 2016	FY 2017	% Change
Base Salary (000s)	$ 1,549	$ 1,596	3.0
Target Annual Bonus (000s)	$ 2,711	$ 2,792	3.0
Long-Term Incentives (000s)	$ 13,000	$ 13,500	3.8
Target Total Direct Compensation (000s)	**$ 17,260**	**$ 17,888**	**3.6%**

NEO Pay Versus Performance

The Compensation Committee annually evaluates how the amount of annual cash compensation aligns with the Company's performance when ranked against the comparison companies. For purposes of this analysis, annual size and performance is evaluated based on company size, profitability, and growth; annual cash compensation represents the actual base salaries and annual bonuses paid for each fiscal year. As illustrated below, total annual compensation for the NEOs has been directionally aligned with the Company's size and performance over the last five fiscal years.



PERFORMANCE VERSUS TOTAL ANNUAL COMPENSATION
MEDTRONIC VERSUS COMPENSATION COMPARISON GROUP OF COMPANIES

Consideration of "Say-on-Pay" Voting Results

For Fiscal Year 2016, the Medtronic advisory vote on "say-on-pay" garnered shareholder support of 95%. The Compensation Committee reviewed shareholder and other stakeholder feedback along with the results of the shareholder "say-on-pay" vote in making compensation decisions during Fiscal Year 2016.

 **95%** At our 2016 annual meeting, shareholders again showed strong support for our executive compensation programs with 95% of the votes cast approving our executive compensation

Efforts to gather stakeholder feedback included periodic outreach to our largest shareholders. Based on this feedback and the 95% say-on-pay approval by shareholders in 2016, shareholders support our compensation policies and practices. Therefore, the Compensation Committee continued to apply the same principles in determining Fiscal Year 2017 compensation actions. The Medtronic advisory "say-on-pay" vote is held on an annual basis.

Corporate Governance

The Compensation Committee has incorporated the following market-leading governance features into our programs:

Summary of Key Compensation Practices	
What We Do	✓ Double-trigger change of control vesting of compensation and benefits, including equity
	✓ Comprehensive clawback policy that applies to annual incentive, long-term incentives and equity compensation
	✓ Rigorous stock ownership requirements and holding periods on portions of after-tax shares until guidelines are met
	✓ Targets for performance metrics aligned to financial goals communicated to shareholders
	✓ Multiple performance metrics under our short- and long-term performance-based plans discourage short-term risk-taking at the expense of long-term results
	✓ Forfeiture policy providing forfeiture of stock awards when a NEO terminates employment for any reason other than retirement, disability, death, or termination under specific circumstances related to a change-of-control
	✓ Responsible use of shares under our long-term incentive program
	✓ Align pay and shareholder performance
	✓ Engagement of an independent compensation consultant
	✓ Limited perquisites
What We Do Not Do	✗ No supplemental executive retirement plans or special healthcare coverage for NEOs
	✗ No "single-trigger" vesting of equity awards in event of a change of control
	✗ No dividends or dividend equivalents on unearned stock options
	✗ No hedging and pledging of Company stock permitted for executives
	✗ No "golden parachute" excise tax gross-ups
	✗ No backdating or repricing of stock option awards
	✗ No multi-year compensation guarantees

Participants in Executive Compensation Design and Decision-Making Process

Role of Compensation Committee

The Compensation Committee establishes our compensation philosophy, program design and administration rules, and is the decision-making body on all compensation matters related to our NEOs. The Committee solicits input from an independent outside compensation consultant and relies on the consultant's advice. For more information on the Compensation Committee, its members and its duties as identified in its charter, please refer to the section entitled "Committees of the Board and Meetings — Compensation Committee" beginning on page 23 of this proxy statement.

Independent Compensation Consultant

The Compensation Committee has engaged Frederic W. Cook & Co., Inc., an independent outside compensation consulting firm (the "Independent Consultant"), to advise the Compensation Committee on all matters related to executive officer compensation. Specifically, the Independent Consultant conducts an annual competitive market analysis of total compensation for NEOs, provides relevant market data, updates the Compensation Committee on compensation trends and regulatory developments, and counsels the Committee on program designs and specific compensation decisions related to our CEO and other executives. This is the only work completed by Frederic W. Cook & Co., Inc. for Medtronic and the services of that firm are at the discretion and direction of the Compensation Committee.

In June 2013, the Compensation Committee adopted enhanced independence standards for outside consultants that mirror the NYSE listing standards. This policy established an assessment framework to confirm and report on a consultant's independence. The policy also requires a consultant to confirm its independent status according to the Compensation Committee's standards. The Compensation Committee reviews and confirms the independence of its outside consultants on an annual basis.

In light of the NYSE listing standards, the Compensation Committee has considered the independence of the Independent Consultant. In connection with this process, the Compensation Committee has reviewed, among other items, a letter from the Independent Consultant addressing its independence and the members of the consulting team serving the Committee, including the following factors: (i) other services provided to us by the Independent Consultant, (ii) fees paid by us as a percentage of the Independent Consultant's total revenue, (iii) policies or procedures of the Independent Consultant that are designed to prevent conflicts of interest, (iv) any business or personal relationships between the senior advisor of the consulting team with a member of the Compensation Committee, (v) any Company stock owned by the senior advisor or any member of that individual's immediate family, and (vi) any business or personal relationships between our executive officers and the senior advisor. The Compensation Committee discussed these considerations and concluded that the work performed by the Independent Consultant and its senior advisor involved in the engagement did not raise any conflict of interest.

Role of Chief Executive Officer in Compensation Decisions

In making compensation decisions for executive officers reporting to the CEO, the Compensation Committee solicits the views of our CEO and the Independent Consultant. The CEO is not present during Compensation Committee executive sessions and does not make recommendations to the Compensation Committee about his own compensation.

Executive Compensation Philosophy

Our compensation programs align the interests of our NEOs with those of our shareholders. We provide market-competitive programs that enable us to attract, retain and engage highly talented executives with compensation packages established pursuant to the following principles:

- **Market Competitive.** We offer market-competitive total direct compensation consisting of base salary, an annual cash incentive and long-term cash and equity incentives.

- **Pay for Performance.** We emphasize pay for performance by fixing at least 75% of target total direct compensation (base salary + target annual incentive + target long-term incentive) on the attainment of annual and long-term Company performance goals.

- **Market Median Pay.** We calibrate each element of total direct compensation to fall within a market median range that is +/- 15% around median for base salary and annual incentive and +/- 20% around median for long-term incentives and total direct compensation. We use the median because at least 75% of NEO compensation is tied to annual and long-term Company performance; performance that is above or below the median of our Comparison Group will generate compensation that is above or below the median compensation for the same group.

- **Experience/Performance Adjustment.** We leverage data from the market median of our compensation Comparison Group to identify our competitive market for talent. Then we make appropriate adjustments to ensure each NEO's competitive compensation reflects the NEO's experience and performance.

- **Comprehensive Benefit Programs.** We enhance competitive total direct compensation with comprehensive employee benefit programs that support retirement, health and wellness. NEOs have the same health and retirement benefits as all Medtronic U.S.-based employees.

- **Shareholder Value Alignment.** We align incentive programs with shareholder value creation by using annual and three-year performance measures that drive shareholder value. Incentive goals are derived from our Board-approved annual operating plan and our Board-approved long-term strategic plan, both of which are shared with investors.

- **Focus on Quality.** We emphasize quality: payouts under our annual incentive plan can be reduced if a quality compliance modifier performance threshold is not achieved. The quality modifier, which may reduce but not increase a payout, is designed to align Medtronic employees with the Medtronic Mission, "To strive without reserve for the greatest possible reliability and quality in our products...". The modifier uses Food and Drug Administration inspection observation to provide a standardized and rigorous assessment of our product and process quality.

Executive Compensation Program Design

The design of our executive compensation program is illustrated below:

	Component	Performance Period (yrs.)	Basic Design	Purpose
Fixed	Base Salary	1	■ Calibrated with the Comparison Group market median range	■ Compensates for carrying out basic duties of the job ■ Recognizes individual experiences, skills, and sustained performance
	Benefits	1	■ Health, retirement, and other life events ■ Market-competitive benefits	■ Same benefits available to Medtronic employees except for the Non-Qualified Deferred Compensation Program
	Perquisites	1	■ Allowance covering expenses such as financial and tax planning, memberships, etc. ■ No tax gross-up	■ Provide a modest allowance to be used in lieu of Company-provided perquisites
Variable At Risk	Annual Incentive Plan	1	■ Actual payout for performance below threshold is zero. Payout for performance between threshold and maximum is 50-200% ■ Uses revenue growth, diluted earnings per share growth, cash flow indicator, and quality compliance performance measures	■ Rewards the accomplishment of annual operating plan based on Company performance and it is driven by performance for our shareholders
	Restricted Stock Units	3	■ Granted annually ■ Vest 100% on the 3rd anniversary of grant date ■ Vesting is dependent on achieving a three-year diluted earnings per share cumulative compound annual growth threshold	■ Promotes long-term stock ownership in Medtronic ■ Provides retention ■ Includes a long-term performance based threshold that must be achieved for award vesting
	Stock Options	4	■ Granted annually ■ Vest 25% per year starting on the 1st anniversary of grant date	■ Aligns pay with performance by linking value to stock price appreciation and shareholder value creation
	Long-Term Performance Plan	3	■ Granted annually ■ Actual pay varies between 50% and 200% of target ■ Uses cumulative revenue growth, and return on invested capital performance measures over a three-year performance period ■ Payable in cash if performance criteria satisfied	■ Aligns a portion of cash compensation to longer-term strategic financial goals not influenced by variability in the stock market

The mix of total direct compensation for our NEOs is weighted 83% to 91% at risk with 67% to 75% allocated to long-term incentives, as illustrated below:

CHIEF EXECUTIVE OFFICER TARGET TOTAL DIRECT COMPENSATION COMPONENTS



75% LONG-TERM   **25%** SHORT-TERM

9% Salary
16% Annual Incentive
25% Stock Options (1/3 of LTI)
25% Restricted Stock Units (1/3 of LTI)
25% LTPP (1/3 of LTI)

91% PAY AT RISK

AVERAGE OTHER NAMED EXECUTIVE OFFICER TARGET TOTAL DIRECT COMPENSATION COMPONENTS



66% LONG-TERM   **34%** SHORT-TERM

17% Salary
17% Annual Incentive
22% Stock Options (1/3 of LTI)
22% Restricted Stock Units (1/3 of LTI)
22% LTPP (1/3 of LTI)

83% PAY AT RISK

How We Establish Executive Compensation Levels

The Compensation Committee considers relevant market pay practices when establishing executive compensation levels and evaluating compensation programs, including base salary and annual and long-term incentives. To facilitate our ability to benchmark competitive compensation levels and practices, the Compensation Committee established a 27-company compensation comparison group ("Comparison Group"). The Compensation Committee selected the companies that constitute the Comparison Group after discussing various recommendations from the Independent Consultant. The Comparison Group is selected using Compensation Committee-approved criteria designed to identify companies that reflect our size (measured by revenue, market capitalization, and other size measures), our complexity, and our global footprint and to ensure we include companies that represent our Medical Device and Life Sciences industry.

The Compensation Committee uses data from the Comparison Group to establish a competitive market median range within which individual pay can be positioned to reflect each NEO's experience and performance. Consistent with our pay-for-performance philosophy, we establish an award range for short-term and long-term incentives that generates above-market pay for above-market performance and below-market pay for below-market performance. In addition to the competitive market information, the Compensation Committee also reviews information about performance, potential, expertise, and experience for each NEO.

The following table summarizes the selection criteria used by the Compensation Committee to select the Compensation Comparison Group.

Selection Criteria
Start with the 200 largest U.S. companies on revenue (Fortune 200) and market capitalization

Limit to 6 Global Industry Classification Standard Sectors	**Consider the following criteria for selecting companies**
1. Health Care	1. Overall company size
2. Consumer Discretionary	2. Health care company
3. Consumer Staples	3. Global operations
4. Industrials	4. Manufacturer
5. Information Technology	5. Government contractor
6. Materials	6. Information technology hardware
	7. Geographic competitor

During Fiscal Year 2017, the Independent Consultant recommended the removal of St. Jude Medical from the Comparison Group because they were acquired by Abbott Laboratories in January 2017 and Abbott Laboratories is in our Comparison Group. The Compensation Committee approved that change. Summarized below is a comparison of the Company to the Comparison Group in various measures of financial and market size at the middle of Fiscal Year 2017:

COMPARISON GROUP SIZE COMPARISONS



27-Company Comparison Group	
3M	IBM
Abbott Laboratories	Intel
AbbVie	Johnson & Johnson
Amgen	Lilly
Biogen Idec	Lockheed Martin
Boeing	Merck
Boston Scientific	Monsanto
Bristol-Myers Squibb	Pepsico
Cisco Systems	Pfizer
Coca-Cola	Procter & Gamble
Du Pont	Qualcomm
General Electric	United Technologies
Gilead Sciences	UnitedHealth Group
Honeywell	

-- All financial and market data are taken from Standard & Poor's *Capital IQ*

Fiscal Year 2017 Compensation Decisions

Transition of Gary Ellis from Chief Financial Officer Role

Medtronic announced on May 4, 2016, Gary Ellis' intent to retire from his Chief Financial Officer ("CFO") role effective June 20, 2016, concurrent with the appointment of Karen Parkhill to the CFO role. Mr. Ellis continued to be employed until December 31, 2016, to assist with the CFO transition as well as to continue leading Medtronic's Global Operations, Real Estate Management, and Information Technologies functions.

The table below shows the Fiscal Year 2016 and 2017 compensation for Mr. Ellis.

	FY2016	FY2017	% Increase
Base Salary (000s)	$ 875	$ 915	4.6%
Annual Incentive (MIP) Target - % of Base Salary	120%	120%	0.0%
Long-Term Incentive Plan (LTIP) Target (000s)	$ 4,375	$ 4,375	0.0%
TARGET TOTAL DIRECT COMPENSATION (000s)	**$ 6,300**	**$ 6,388**	**1.4%**

The base salary increase of 4.6% for Mr. Ellis was in recognition of strong performance in FY16, and the overall compensation package reflected Mr. Ellis' agreement to continue leading Medtronic's Global Operations, Real Estate, and Information Technologies functions until a successor was appointed and to provide CFO transition support for Ms. Parkhill.

Appointment of Karen Parkhill to Chief Financial Officer Role

Medtronic announced on May 4, 2016, the appointment of Karen Parkhill as Executive Vice President and Chief Financial Officer of Medtronic. She serves on the Company's Executive Committee and is responsible for leading Medtronic's global finance organization and key supporting functions, including Treasury, Controller, Tax, Internal Audit, Investor Relations, Corporate Strategy, and Business Development.

Ms. Parkhill joined Medtronic from Comerica Incorporated, where she was Vice Chairman and Chief Financial Officer. She was a member of Comerica's Management Executive Committee and the Comerica Bank Board of Directors. As Chief Financial Officer at Comerica, Ms. Parkhill had direct management of Finance, overseeing Accounting, Business Finance, Corporate Planning and

Development, Investor Relations, and Treasury, as well as Economics, with responsibility for all financial reporting. She previously had administrative responsibilities for Comerica's Service Company, Corporate Compliance and Financial Intelligence. Ms. Parkhill's full professional biography can be found on Medtronic.com.

The table below shows the Fiscal Year 2017 compensation for Ms. Parkhill.

	FY2017
Base Salary (000s)	$ 750
Annual Incentive (MIP) Target - % of Base Salary	110%
Long-Term Incentive Plan (LTIP) Target (000s)	$ 3,000
TARGET TOTAL DIRECT COMPENSATION (000s)	**$ 4,575**

One-Time, New Hire Compensation

Ms. Parkhill forfeited certain compensation following her termination of employment with Comerica. Medtronic compensated Ms. Parkhill for this loss by providing a $1 million cash bonus, paid 50% within 30 calendar days of the effective date of her employment and 50% six months following the effective date (in each case subject to the Company's standard claw-back policy), as well as a one-time restricted stock unit award ("New Hire RSU") on the effective date of her employment. The New Hire RSU had a grant date value of $4.4 million and vests in 33-1/3%

increments on each of the first three anniversaries of the grant date, subject to the Company attaining a diluted earnings per share threshold for the fiscal year ending prior to each vesting date. The Compensation Committee reviews benchmark data provided by the Independent Consultant when assessing one-time, new hire compensation arrangements and determined that Ms. Parkhill's one-time, new hire compensation is consistent with competitive market practice.

Fiscal Year 2017 Annual Base Salaries for Other Named Executive Officers

Our philosophy is to maintain base salary within a +/- 15% range around the median base salary paid by our Comparison Group. The range allows for pay decisions to take into account individual factors such as performance, potential, expertise, and experience. At the

beginning of each fiscal year, the Independent Consultant presents to the Committee an analysis that identifies the median base salary ranges for the CEO and each NEO based on their respective, or substantially similar, positions in the Compensation Comparison

Group. For example, the Independent Consultant analyzes Messrs. Coyle and Hanson's compensation compared to compensation of the median base salary range for business group leaders of companies in the Comparison Group. Using this market data

for each of the NEOs, the Compensation Committee approves base pay increases to maintain base salary within the market median range, again, taking into account individual factors such as performance, potential, expertise, and experience.

The table below shows the Fiscal Year 2017 base salary increases for the CEO and each NEO (excluding Mr. Ellis and Ms. Parkhill with respect to the CFO role, which is discussed on the previous page).

Name	FY2016 Salary (000s)	FY2017 Salary (000s)	% Increase
Omar Ishrak	$ 1,549	$ 1,596	3.0%
Michael J. Coyle	$ 800	$ 880	10.0%
Bryan C. Hanson	$ 765	$ 840	9.8%
Rob ten Hoedt	$ 775	$ 800	3.2%

Fiscal Year 2017 Annual Incentive Target Pay

Using the same analytical approach described for the annual base salary, the Independent Consultant identifies the median for annual incentive target pay for the CEO and each NEO, which is set as a percentage of annual base salary. No changes were made to Fiscal Year 2017 annual incentive target pay. The table below shows Fiscal Year 2017 CEO and NEO annual incentive target pay as a percentage of base salary (Mr. Ellis and Ms. Parkhill were discussed on previous page).

Name	FY2016 MIP Target	FY2017 MIP Target	% Increase/ (Decrease)
Omar Ishrak	175%	175%	0%
Michael J. Coyle	100%	100%	0%
Bryan C. Hanson	100%	100%	0%
Rob ten Hoedt	100%	100%	0%

Fiscal Year 2017 Long-Term Incentive Plan (LTIP) Target Pay

Using the same analytical approach described for the annual base salary and annual target incentive, the Independent Consultant identifies the median for long-term incentive plan target pay for the CEO and each NEO, which is set as target value. For Fiscal Year 2017, changes made to the long-term incentive plan target pay for the CEO and NEOs were based on changes in the market median value. The table below shows Fiscal Year 2017 CEO and NEO target long-term incentive pay as a percentage of base salary (Mr. Ellis and Ms. Parkhill were discussed on previous page).

Name	FY2016 LTIP Target (000s)	FY2017 LTIP Target (000s)	% Increase
Omar Ishrak	$ 13,000	$ 13,500	3.8%
Michael J. Coyle	$ 3,650	$ 4,100	12.3%
Bryan C. Hanson	$ 2,900	$ 3,650	25.9%
Rob ten Hoedt	$ 2,300	$ 2,300	0.0%

Fiscal Year 2017 Special Retention Restricted Stock Unit (RSU) Grants

The Compensation Committee monitors the retentive value of all unvested, long-term incentive plan components. The Committee uses a target value of two (2) times target total direct compensation (TTDC) which is equal to annual base salary plus annual incentive target plus long-term incentive target as a best practice method to quantify the sufficiency of retentive financial incentives. Infrequently, the Committee will grant special RSUs as part of our retention program of high performing, in-demand key executives. Median TTDC values have increased following

the FY15 integration of Covidien and Medtronic, resulting in outstanding, unvested LTIP values dropping significantly below the two times TTDC target.

Additionally, Fiscal Year 17 was a critical year to ensure retention of key business group and region executives to support leadership continuity. Based on these factors, the Committee approved special RSUs for the NEOs noted in the following table as well as for other executive business group and region leaders.

Name	FY2017 Special RSU (000s)
Michael J. Coyle	$ 4,000
Bryan C. Hanson	$ 4,000
Rob ten Hoedt	$ 1,000

The special RSUs vest over three years.

Fiscal Year 2017 Annual Incentive Plan Design

Annual incentive compensation supports the Compensation Committee's pay-for-performance philosophy and aligns individual goals with Company goals as set forth in the Company's annual operating plan. Under the Medtronic Incentive Plan, executives are eligible for cash awards based on the Company's attainment of performance measures established by the Compensation Committee and the Board of Directors as part of the annual and strategic planning process. Consistent with past practice, the Compensation Committee structured the 2017 annual incentive plan as follows:

- At the beginning of the fiscal year, the Compensation Committee established performance measures and goals based on the Board approved annual operating and longer-term strategic plans, which included the financial and strategic measures being assessed and threshold, target and maximum performance targets for each measure.

- Also at the beginning of the fiscal year, the Compensation Committee set individual target awards for each executive, expressed as a percentage of base salary, based on the executive's level of responsibility and an examination of compensation information from our Comparison Group and market data.

- After the close of the fiscal year, the Compensation Committee received a report from management regarding Company and business unit performance against the pre-established performance goals. Awards were based on each NEO's individual target award percentage and the overall Company results relative to the specific performance goals, as certified by the Compensation Committee.

In establishing the annual incentive plan design, the Compensation Committee, in consultation with its Independent Consultant and management, considered shareholder feedback, competitive comparisons and the Company's strategic imperatives. When considering the 2017 plan design, the Compensation Committee considered the 95% support expressed by shareholders for the Fiscal Year 2016 say-on-pay proposal. Additionally, the

Compensation Committee continues to use performance measures that come directly from the Company's annual operating plan (which is formally approved by the Board of Directors) and that represent the best financial measures of annual executive performance expectations. Accordingly, the key design elements of the Fiscal Year 2017 annual incentive plan, which are substantially the same as our Fiscal Year 2016 plan, are as follows:

- The performance measures, which were weighted equally (1/3 each), were diluted earnings per share, revenue growth and cash-flow indicator (*see the table on the following page for details about each performance measure*). The diluted earnings per share measure was also designated to be the plan threshold performance measure that had to be achieved in order for any payout to be made under the plan. If the minimum performance goal for the diluted earnings per share measure was not satisfied, then the plan provided no payout regardless of the results of the other performance measures.

- In addition to setting these three performance measures, the Compensation Committee also established minimum, target and maximum performance requirements for each measure. If the minimum performance requirement for a measure was not met, then no award for that particular measure was payable (and no payout was made at all if the diluted earnings per share minimum performance requirement was not met). If the maximum performance requirement for a measure was exceeded, then any payout associated with that measure was capped at the maximum performance level, which was 200% of target.

- Although not a performance measure, the Compensation Committee included a Quality Compliance Modifier as part of the plan design to foster a culture of compliance and reinforce the importance of quality. Accordingly, if the Company did not meet the requisite quality score, the payout is reduced by five (5) percentage points. The Quality Compliance Modifier may only reduce a payout and cannot increase a payout.

Fiscal Year 2017 Annual Incentive Plan Calculation Methodology

In calculating the annual incentive plan results, if the minimum performance for a measure is met, then a performance multiplier for each performance measure is determined and the overall performance score is calculated. For each performance measure, the performance multiplier would be 0 if performance is below the minimum, 0.5x if performance is at threshold, 1x if performance is at target and 2x if performance is at or above the maximum performance level. The performance multiplier for each performance measure is multiplied by the weighted percentage to obtain a performance score for that measure. The performance scores for each measure are added together for an overall performance score, taking into account the Quality Compliance Modifier. That overall performance score is then multiplied by the applicable NEO's individual target award and eligible earnings to arrive at the actual payment amount, as illustrated below:

MEDTRONIC INCENTIVE PLAN PERFORMANCE EQUALS:


Weight
Revenue Growth Performance Multiplier 0 – 200%
X
1/3
Diluted Earnings Per Share Performance Multiplier 0 – 200%
X
1/3
Cash Flow Indicator Performance Multiplier 0 – 200%
X
1/3
X
Target Award Amount (% of Base Salary)
X
Quality Compliance Modifier (100%-95%)

Fiscal Year 2017 Annual Incentive Plan Performance Measures

At the Compensation Committee's June 2016 meeting, the Committee approved the target performance goal and performance range for each of the three equally weighted performance measures. The targets come directly from the Company's Board-approved annual operating plan and the performance range is derived from the median performance range structure used by our compensation Comparison Group. The Committee also strives to ensure the three measures are aligned with each other.

The following provides details about the performance measures, targets, and performance range.

Measure	Rationale	Performance Targets			Weight
Revenue Growth Over Prior Year (Constant Currency, Constant Week)	Top line growth continues to be a key Company strategy, reflecting market development, market penetration, and market share performance	Minimum (95% of Plan) (0.2%)	Target (100% of Plan) 5.0%	Maximum (105% of Plan) 10.3%	1/3 of Payout
Diluted Earnings Per Share Growth (Non-GAAP)	Earnings both from operating efficiency and financial management is a key driver of returns to shareholders	Minimum (92% of Plan) $4.27	Target (100% of Plan) $4.62	Maximum (110% of Plan) $5.08	1/3 of Payout
Cash-Flow Indicator	Cash flow generated from operations plus management of short-term receivables, inventory, and payables is a key driver of the Company's ability to re-invest and provide returns to shareholders (in millions)	Minimum (90% of Plan) $5,701	Target (100% of Plan) $6,334	Maximum (110% of Plan) $6,968	1/3 of Payout
Quality Compliance Modifier Performance Threshold	We endeavor to maintain high quality system compliance measured through FDA inspection results		A score of 30 points or less		A score of more than 30 points reduces payout by five (5) percentage points

For purposes of the annual incentive calculation, "diluted earnings per share" refers to non-GAAP diluted earnings per share as reported to shareholders. A reconciliation of the GAAP to non-GAAP diluted earnings per share is included in Appendix A to this proxy statement. Revenue growth is defined as the annual growth rate in revenue excluding the effects of foreign exchange rates, and is expressed as a percentage. Cash Flow Indicator is defined as profit after tax exclusive of special charges, plus or minus changes in accounts receivable, inventories, and accounts payable. The Cash Flow Indicator only includes changes in assets and liabilities that best reflect annual operations. This calculation excludes the effects of foreign exchange rates. Quality Compliance Modifier Performance Threshold uses a score calculated as follows:

FDA Inspections = Average Number of Findings per Inspection X 10 points

Non-Material FDA Warning Letter = 1 point per finding

Material FDA Warning Letter = 20 points

Fiscal Year 2017 Long-Term Incentive Plan (LTIP) Design

Using the same analytical approach described for annual base salary and short-term incentives, the Independent Consultant identifies a +/- 20% median range for long-term incentive target pay for the CEO and each NEO. Target LTIP is expressed as a fixed dollar value from which the underlying shares subject to the LTIP award are determined based on the market price at the close of business on the grant date.

The target is split equally among three LTIP components; stock options, restricted stock units, and a three-year cash incentive plan called the Long-Term Performance Plan (LTPP). For example, the hypothetical target LTIP of $2,400,000 would be granted as $800,000 stock options (full-value equivalent), $800,000 restricted stock units, and $800,000 under the LTPP. Note that stock options are stated in a full-value equivalent, using a four-to-one conversion ratio for the purposes of setting the LTIP target. This value conversion ratio will differ slightly from the Company's Black-Scholes grant date valuation used for accounting expense purposes under FASB ASC Topic 718.

Fiscal Year 2017 Long-Term Incentive Plan Components

Stock Options

Stock options are a performance-based compensation component that tie one-third of the target LTIP value to stock price appreciation and shareholder value creation. Stock options only have value when the market price exceeds the exercise price. All stock option grants have an exercise price that is equal to the market close stock price on the date of grant. Stock options have a ten-year term and vest in equal increments of 25% per year beginning one year after the date of grant.

Restricted Stock Units (RSU)

Restricted stock units represent the second one-third of the target LTIP value, and are intended to assist in retaining high performing executives and align executives' compensation with shareholders through long-term stock ownership. The RSU grants cliff vest (100%) on the third anniversary of the grant date. Unlike the more commonly used time-based RSUs used by our Comparator Group, Medtronic's RSUs include a three-year minimum performance threshold that must be met before the RSUs vest. For Fiscal Year 2017 RSU grants, the performance threshold was set as the diluted earnings per share cumulative compound annual growth rate (cumulative CAGR) of 3%.

Long-Term Performance Plan (LTPP)

Our LTPP is a three-year cash incentive plan that is based on long-term measures of Company performance. Our LTPP design was established following an extensive review completed by the Compensation Committee, Independent Consultant, and management. The review considered shareholder feedback, competitive benchmarking, and the Company's short-term and long-term strategic imperatives. The LTPP has different measures than our short-term incentive plan as it is tied to longer term financial performance measures that are not influenced by variability in the stock market. The LTPP pays in cash after the end of the three fiscal year performance period, provided a minimum level of diluted earnings per share is attained. A new LTPP award grant and performance period is established at the beginning of each fiscal year. Because three-year performance periods overlap, performance goals are established at the start of each performance period and, once established, do not change.

Fiscal Year 2017 Long-Term Performance Plan Calculation Methodology

For each performance measure, the performance multiplier would be 0 if performance is below the minimum, 0.5x if performance is at threshold, 1x if performance is at target, and 2x if performance is at or above the maximum performance level. The performance multiplier for each performance measure is multiplied by the weighted percentage to obtain a performance score for that measure. The performance scores for each measure are added together for an overall performance score. That overall performance score is then multiplied by the applicable NEO's individual target award to arrive at the actual payment amount.

LONG-TERM INCENTIVE PLAN PAYOUT EQUALS:


Weight
Revenue Growth Performance Multiplier 0 – 200% of Target
X
1/2
Return on Invested Capital Performance Multiplier 0 – 200% of Target
X
1/2
X
Target Award Amount

Fiscal Year 2017 Long-Term Performance Plan Performance Measures

At the Compensation Committee's June 2016 meeting, the Committee approved the LTPP performance measures and targets for the Fiscal Year 2017 – 2019 performance cycle. The targets were established based on Medtronic's strategic plan and aligned with the goals disclosed to investors. The revenue growth measure,

target, and performance range are different from those applicable to the annual incentive plan because the LTPP measures cumulative CAGR over a three-year performance period. Cumulative CAGR requires that each year's growth is counted. In contrast, standard CAGR measures only the beginning and end points.

The following table provides detailed information about each performance measure.

Measure	Rationale	Targets			Weight
Three-year Revenue Growth	Uses a cumulative compound annual growth rate (Cumulative CAGR) over three fiscal years, which is a more rigorous measure of sustained revenue growth.	Minimum 0%	Target 5%	Maximum 10%	50%
ROIC	ROIC measures all components of management's responsibility to generate sustained, long-term returns on invested capital.	Minimum 10%	Target 13%	Maximum 18%	50%

Revenue growth is defined as Medtronic's three-year cumulative compounded annual revenue growth measured at constant currency, but otherwise including all other components (acquisitions, divestitures, etc.).

Return on Invested Capital is defined as Net Cash Earnings plus Interest Expense net of Tax, divided by Invested Capital for each year, averaged over the 3-year period. Net Cash Earnings is

defined as non-GAAP earnings (adjusted to exclude the impact of non-recurring items) after the removal of the after-tax impact of Amortization. Invested Capital is defined as Total Equity Plus Interest-Bearing Liabilities less Cash and Cash Equivalents for each year.

Fiscal Year 2017 Annual and Long-Term Incentive Plan Payouts

Fiscal Year 2017 Annual Incentive Plan Results and Payouts

At the Compensation Committee's June 2017 meeting, the Committee reviewed performance against the incentive plan targets for Fiscal Year 2017 and approved the resulting CEO and NEO annual incentive plan payout percentages and payments as shown below.

ANNUAL INCENTIVE PLAN FINANCIAL RESULTS:

	Non-GAAP Diluted EPS[2]	Revenue Growth	Cash Flow Indicator[3]	Total Payout Percent
FY17 Actual	$ 4.60	4.83%	$ 6,180	
FY17 Target	$ 4.62	5.0%	$ 6,344	
Payout Level	97.1%	98.4%	87.9%	
Objective Weight	33.33%	33.33%	33.33%	
Award Level	32.38%	32.79%	29.24%	= 94.41
Quality Compliance Modifier[1]	—	—	—	
Award Level	—	—	—	= 94.41%

(1) The Quality Compliance Modifier performance threshold was achieved, resulting in no reduction to the annual incentive plan payout.

(2) Diluted EPS is considered a non-GAAP financial measure under applicable SEC rules and regulations. A reconciliation of this non-GAAP financial measure to the most directly comparable GAAP financial measure is included in Appendix A of this proxy statement.

(3) $ in millions.

ANNUAL INCENTIVE PLAN QUALITY COMPLIANCE MODIFIER:

	Multiplier	Score		
		FY15	FY16	FY17
Material Warning Letters	20	0	0	0
Non-material Warning Letter Findings	1	0	0	11
Average Findings per inspection	10	5.00	14.36	7.30
FY Total		5.00	14.36	18.30
Goal – Not to exceed				**30.00**

ANNUAL INCENTIVE PLAN PAYMENTS:

Participant	FY2017 Actual Performance	FY2017 MIP Target	FY2017 MIP Award
Omar Ishrak	94.41%	175%	$ 2,636,139.39
Karen L. Parkhill	94.41%	110%	$ 778,882.50
Michael J. Coyle	94.41%	100%	$ 830,808.00
Bryan C. Hanson	94.41%	100%	$ 793,044.00
Rob ten Hoedt	94.41%	100%	$ 719,846.70
Gary L. Ellis[1]	94.41%	120%	$ 734,757.53

(1) Represents a pro-rated value due to retirement.

Fiscal Year 2015 — 2017 Restricted Stock Unit Payout Results

At the Compensation Committee's June 2017 meeting, the Committee certified the attainment of the 3% cumulative CAGR diluted earnings per share performance threshold results for the restricted stock unit performance period that began in Fiscal Year 2015 and was completed at the end of Fiscal Year 2017.

The following table shows the results for fiscal year 2015-2017 Restricted Stock Unit Performance Threshold:

Fiscal Year		EPS[1]
FY2014 (Baseline)	$	4.05
FY2015	$	4.31[3]
FY2016	$	4.33[4]
FY2017	$	4.60
3-year CCAGR[2]	$	4.36%

(1) EPS data for FY2014-FY2017 is adjusted for one-time items and acquisitions as well as including the impact of the Convertible Debt Accounting Rule Change and switch to non-GAAP diluted EPS reporting.

(2) Calculated as a CCAGR.

(3) FY2015 Non-GAAP Diluted EPS excluded the impact of the Covidien acquisition in Q4 of FY2015 per Medtronic's standard practice for treatment of large acquisitions on in-flight incentive plans.

(4) FY2016 Non-GAAP Diluted EPS was adjusted due to the determination of the Compensation Committee and Medtronic management that the special charge recorded in connection with the impairment of a debt investment should not be included in the Non-GAAP earnings adjustment used for the purposes of FY2016 Annual Incentive Plan (MIP) and Restricted Stock Unit performance threshold calculations.

Fiscal Year 2015 — 2017 Long-Term Performance Plan Payout Results

At the Compensation Committee's June 2017 meeting, the Committee certified the results for the LTPP performance period that began in Fiscal Year 2015 and was completed at the end of Fiscal Year 2017. Payments of awards for this LTPP performance period were made during the first fiscal quarter of 2018 and can be found in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 50.

Fiscal Year 2015 — 2017 Long-Term Performance Plan Results

The following table shows the results for Fiscal Year 2015 – 2017 LTPP and the resulting total payout percentage:

Year	Revenue Growth[1][3]	ROIC[2][4]
FY2015	22.8%	10.5%
FY2016	49.0%	7.8%
FY2017	3.2%	8.5%
Total/Average	26.95%	8.96%
2015-2017 LTPP Target	5.0%	14.0%
Payout Level	200.0%	0.0%
Objective Weight	50%	50%
Weighted Payout Percent	100.0%	0.0%
TOTAL PAYOUT PERCENT	**100.00%**	

(1) Results are reported using net sales at planned foreign currency exchange rates.

(2) Results are reported using net earnings plus amortization (net of tax).

(3) Calculated as a cumulative compound annual growth rate.

(4) Calculated as a three-year average.

LONG-TERM PERFORMANCE PLAN PAYMENTS:

Participant	FY15-FY17 Actual Performance	FY15-FY17 Targets	FY15-FY17 Awards
Omar Ishrak	100.00%	$ 3,500,000	$ 3,500,000
Karen Parkhill[1]	—	—	—
Michael J. Coyle	100.00%	$ 891,000	$ 891,000
Bryan C. Hanson[1]	—	—	—
Rob ten Hoedt	100.00%	$ 325,000	$ 325,000
Gary L. Ellis[2]	100.00%	$ 1,116,000	$ 995,026

(1) Ms. Parkhill and Mr. Hanson were not eligible for the FY15-FY17 plan.

(2) Amounts in this row represent a pro-rated value due to retirement.

Other Benefits and Perquisites

Medtronic provides broad-based benefit plans to all of its employees, including the same programs for NEOs. All employees participate in the same health care plans, and we do not provide NEOs with any different or additional benefit plans, except for a business allowance of $24,000 for U.S.-based NEOs and $40,000 for the CEO. Our business allowance policy is described in detail below.

United States Tax-Qualified Retirement Plans

Medtronic sponsors a number of United States tax-qualified retirement plans for its employees, including the NEOs. The Company maintains the Medtronic Retirement Plan ("MRP"), which consists of two types of benefits – the Final Average Pay Pension ("FAPP") benefit and the Personal Pension Account ("PPA") benefit. Employees hired before May 1, 2005 could elect to receive the FAPP and either the PPA or the Personal Investment Account ("PIA") feature in the Medtronic Savings and Investment Plan – our

401(k) plan. Employees hired or rehired on or after May 1, 2005 but prior to January 1, 2016 are not eligible for the FAPP benefit as that particular benefit has been closed to new entrants, but may elect either the PPA benefit under the MRP or the PIA feature under the 401(k) plan. Employees hired or rehired on or after January 1, 2016 are eligible for the Medtronic Core Contribution ("MCC") feature in the 401(k) plan. Additional details regarding the MRP and 401(k) plan are provided on page 57 of this proxy statement.

Supplemental Retirement Plans

The Company offers a Nonqualified Retirement Plan Supplement ("NRPS") designed to provide all eligible employees, including the NEOs, with benefits that supplement those provided under certain of our tax-qualified plans. The NRPS is designed to restore benefits lost under the PPA, PIA, FAPP or MCC due to covered compensation limits prescribed by the Internal Revenue Code. The NRPS also restores benefits for otherwise eligible compensation

deferred into the Medtronic Capital Accumulation Plan Deferral Program (the "Capital Accumulation Plan"). The NRPS provides employees with no greater benefit than they would have received under the qualified plan in which they participate were it not for the covered compensation limits and deferrals into the Capital Accumulation Plan.

Nonqualified Deferred Compensation Plan

The Company provides all employees at the vice president level or above, including our NEOs, and highly-compensated employees with a market-competitive nonqualified deferred compensation plan through the Capital Accumulation Plan. Our plan allows these employees to make voluntary deferrals from their base pay and incentive payments, which are then credited with gains or losses

based on the performance of selected investment alternatives. These alternatives are the same as those offered in our tax-qualified 401(k) Plan for all employees. There are no Company contributions to the plan or Company subsidized returns or Company guaranteed returns.

Business Allowance

Medtronic does not provide any perquisites such as automobiles, club memberships, or financial and tax advisors. Instead, we provide NEOs with a market-competitive business allowance. The NEOs may spend their business allowance at their discretion for expenses such as financial and tax planning, automobiles or club memberships. The business allowance is paid as taxable income, and we do not track how executives use their respective business allowances. The annual business allowances provided to our U.S.-based NEOs in Fiscal Year 2017 ranged from $24,000 to $40,000. Additionally, it is occasionally appropriate for NEOs to be accompanied during business travel by their spouses. The expenses associated with such travel, while rare, are considered taxable income. The business allowances and travel expenses are included in the "All Other Compensation" column of the Summary Compensation Table.

Corporate Aviation Service

The Medtronic Aviation service provides air transportation for use primarily by the CEO and members of the Board of Directors. Other executives may occasionally use the aviation services for business purposes based on availability and approval by the CEO or General Counsel. The service will help facilitate more effective and efficient travel planning and limited personal use is deemed appropriate in conjunction with scheduled business travel.

Change of Control Policy

Compensation in a change of control situation is designed to protect the compensation already earned by executives and to ensure that they will be treated fairly in the event of a change of control, and to help ensure the retention and dedicated attention of key executives critical to the ongoing operation of the Company. Our change of control policy supports these principles. We believe shareholders will be best served if the interests of our executive officers are aligned with shareholders' interests, and we believe providing change of control benefits should motivate senior management to objectively evaluate potential mergers or transactions that may be in the best interests of shareholders. Our change of control agreements are discussed in more detail in the "Potential Payments Upon Termination or Change of Control" section of "Executive Compensation."

Our Change of Control (COC) Policy requires a "double trigger" and only applies if a participant is involuntarily terminated without cause or the participant terminates employment for good reason within three years after a COC event. Our COC policy also does not provide for any "golden parachute" excise tax gross-ups.

Compensation Risk Assessment

Compensation policies and practices are also designed to discourage inappropriate risk-taking. While you should refer to the section entitled "Governance of Medtronic — Board Role in Risk Oversight" beginning on page 19 of this proxy statement for a discussion of the Company's general risk assessment of compensation policies and practices, mitigating factors with respect to our NEOs include the following:

- The NEOs are subject to stock ownership guidelines that require our CEO to maintain ownership of stock equal to six (6) times annual salary and the other NEOs to maintain ownership of stock equal to three (3) times annual salary. As of July 7, 2017, all NEOs are in compliance with the stock ownership and retention guidelines.
- Incentive plans are more heavily weighted toward long-term performance to reduce the incentive to impair the prospects for long-term performance in favor of maximizing performance in one year.

- Improper payments or gains from incentives and equity compensation are subject to clawback.
- Short-term and long-term cash incentive payments are capped at 200% of target payout.
- Short-term and long-term cash incentive performance targets are established at the beginning of each performance period and are not subject to change. Short- and long-term incentive programs use different measures of performance. Short-term cash incentives focus on annual operating plan financial measures such as revenue growth, diluted earnings per share, and cash flow. Long-term cash incentives measure shareholder three-year ROIC and three-year revenue growth relative to our long-term strategic expectations communicated to shareholders.
- The Compensation Committee retains discretionary authority to override any incentive plan's formulaic outcome in the event of unforeseen circumstances.

Executive Compensation Governance Practices and Policies

Equity Holding

Medtronic's executive stock ownership and retention guidelines are meant to align management and shareholder incentives, at the highest levels of Medtronic's organization. Those guidelines require the CEO to maintain ownership of stock equal to six (6) times annual salary and other NEOs to maintain stock equal to three (3) times annual salary. Until the ownership guideline is met, the CEO must retain 75% of after-tax profit shares received through settlement of equity compensation awards and other NEOs must retain 50% of such shares. Once the guideline is met, the CEO must retain 75% of after tax profit shares and other NEO's must retain 50% of such shares, for one year following grant of equity compensation awards. For purposes of complying with the guidelines, stock is not considered owned if pledged as collateral for a loan. Shares owned outright, legally or beneficially, by an officer or the officer's immediate family members, after-tax "in the money" vested but unexercised stock options, after-tax unvested restricted stock units, and shares held in the tax-qualified and nonqualified retirement and deferred compensation plans count

toward the guideline. For stock options, net after-tax profit shares are those shares remaining after payment of the option's exercise price and income taxes. For share issuances (restricted stock unit vesting), net gain shares are those shares remaining after payment of income taxes.

Compliance with our ownership and retention guidelines is measured at the beginning of the first fiscal month of a new fiscal year by the internal team at the Company responsible for handling executive compensation matters and the results of such measurement are reported to the Nominating and Corporate Governance Committee or Compensation Committee, as applicable, after the measurement. On each measurement date, compliance is measured using each executive officer's base salary then in effect and the average closing price per share of the Company's ordinary shares on the NYSE for the six (6) calendar months preceding the measurement date. As of July 7, 2017, all NEOs are in compliance with the stock ownership and retention policy.

Hedging and Pledging Policy

Our insider trading policy prohibits our NEOs and directors (along with others) from engaging in short sales of Medtronic securities (including short sales against the box) or engaging in purchases or sales of puts, calls or other derivative securities based on Medtronic securities. The policy also prohibits our

NEOs from purchasing Medtronic securities on margin, borrowing against Medtronic securities held in a margin account or pledging Medtronic securities as collateral for a loan (unless the officer can clearly demonstrate the financial capacity to repay the loan without resorting to the pledged securities).

Sale and Transfer of Awards

All stock option, restricted stock, restricted stock unit, and performance-based restricted stock/restricted stock unit awards are granted under plans that specifically prohibit the sale, assignment and transfer of awards with limited exceptions such

as the death of the award recipient. In addition, the Compensation Committee may allow an award holder to assign or transfer an award.

Incentive Compensation Forfeiture ("Clawback")

The Company has a comprehensive Incentive Compensation Forfeiture Policy, which is designed to recoup improper awards or gains paid to executive officers. If the Board determines that any executive officer has received an improper payment or gain, which is an incentive payment or grant mistakenly paid or awarded to the executive officer as a result of misconduct (as defined below), the executive officer must return the improper payment or gain

to the extent it would not have been paid or awarded had the misconduct not occurred, including interest on any cash payments. "Misconduct" means any material violation of our Code of Conduct or other fraudulent or illegal activity for which an executive officer is personally responsible as determined by the Board. All executive officers are required to agree to this policy in writing.

Equity Compensation Forfeiture

The Company may require the return or forfeiture of cash and shares received or receivable in certain circumstances in which an employee has a termination of employment from the Company or any affiliate. The Company may exercise its ability to require forfeiture of awards if the employee receives or is entitled to receive delivery of shares or proceeds under an equity award program within six (6) months prior to or twelve (12) months following the date of termination of employment if the current or former employee engages in any of the following activities: (a) performing services for or on behalf of any competitor of, or competing with, the Company or any affiliate; (b) unauthorized disclosure of material proprietary information of the Company or any affiliate; (c) a violation of applicable business ethics policies or business policies of the Company or any affiliate; or (d) any other occurrence that is consistent with the intent noted in items a – c, as determined by the Compensation Committee.

Tax and Accounting Implications

In evaluating compensation programs applicable to our NEOs (including the Company's annual and long-term incentive plans), the Compensation Committee considers the potential impact on the Company of Section 162(m) of the Internal Revenue Code while maintaining maximum flexibility in the design of our compensation programs and in making appropriate payments to NEOs that, in some cases, may not be deductible by the Company.

The Compensation Committee also considers accounting treatment in the design of the long-term incentive plan.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the section of this proxy statement entitled "Compensation Discussion and Analysis" required by Item 402(b) of Regulation S-K. Based on such review and discussions, the Compensation Committee recommended to the Board that the section entitled "Compensation Discussion and Analysis" be included in this proxy statement.

COMPENSATION COMMITTEE (as of June 22, 2017):

Kendall J. Powell, Chair
Craig Arnold
Denise M. O'Leary

Richard H. Anderson
Scott C. Donnelly

EXECUTIVE COMPENSATION

2017 Summary Compensation Table

The following table summarizes all compensation for each of the last three fiscal years awarded to, earned by, or paid to the Company's Chief Executive Officer, Chief Financial Officers, and three other most highly compensated executive officers during Fiscal Year 2017 (collectively, the named executive officers or "NEOs"). Please refer to the section entitled "Compensation Discussion and Analysis" beginning on page 32 of this proxy statement for a description of the compensation components for Medtronic's NEOs. A narrative description of the material factors necessary to understand the information in the table is provided below, following the table.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation[1] ($)	Total ($)	Total Without Excise Tax Gross-up ($)
Omar Ishrak Chairman and Chief Executive Officer	2017	1,593,770	0	4,500,042	3,037,488	6,136,139	245,561	173,858	15,687,287	15,686,858
	2016	1,548,216	0	4,333,368	3,017,788	6,070,758	212,185	90,299	15,272,615	15,272,615
	2015	1,503,123	0	3,500,062	3,078,407	5,607,741	192,470	24,661,275	38,543,078	13,936,288
Karen L. Parkhill Executive Vice President and Chief Financial Officer	2017	620,192	1,000,000	5,400,052	691,882	778,883	—	934,554	9,425,993	9,425,563
Michael J. Coyle Executive Vice President & Group President Cardiac and Vascular Group	2017	876,923	0	5,366,729	939,375	1,721,808	—	123,725	9,028,989	9,028,560
	2016	799,000	0	1,216,722	864,734	1,653,720	—	110,221	4,644,397	4,644,397
	2015	747,577	0	892,008	806,555	1,517,824	—	5,650,445	9,614,410	4,070,276
Bryan C. Hanson Executive Vice President & Group President, Minimally Invasive Therapies Group	2017	837,116	0	5,216,762	838,134	793,044	85	86,050	7,771,620	7,771,191
	2016	775,789	25,000	966,732	690,624	847,926	614	115,411	3,422,096	3,422,096
	2015 (partial)	400,758	1,000,000	3,800,104	1,411,736	480,727	—	4,844,490	11,937,815	7,182,656
	2014	595,285	0	1,610,042	963,739	736,501	535	80,688	3,986,790	3,986,790
Rob ten Hoedt[2] Executive Vice President & President Europe, Middle East and Africa Region	2017	781,417	0	1,766,748	534,380	1,044,847	1,068,942	187,227	5,383,561	5,383,561
Gary L. Ellis[3] Former Executive Vice President and Chief Financial Officer	2017	649,519	0	1,458,362	1,001,252	1,729,783	520,673	34,270	5,394,099	5,393,859
	2016	874,135	0	1,458,366	1,033,031	1,996,820	667,106	35,528	6,064,985	6,064,985
	2015	828,962	0	1,117,002	1,004,447	1,782,587	734,266	9,061,703	14,528,967	5,504,302

(1) Fiscal Year 2015 includes the cost to Medtronic for the Covidien acquisition-related excise tax gross-up payments, which were payable on behalf of Medtronic's NEOs. The values for Fiscal Year 2015 have been updated to represent actual cost to Medtronic. The proxy statement filed on July 24, 2015 included estimated values.

Name	Fiscal Year	Excise Tax Reimbursement[a]	All Other Compensation Excluding Excise Tax Reimbursement	Total All Other Compensation
Omar Ishrak	2015	$ 24,606,790	$ 54,485	$ 24,661,275
Michael J. Coyle	2015	$ 5,544,134	$ 106,311	$ 5,650,445
Bryan C. Hanson	2015	$ 4,755,159	$ 89,331	$ 4,844,490
Gary L. Ellis[3]	2015	$ 9,024,665	$ 37,038	$ 9,061,703

(a) This total only includes excise tax gross up payments related to the Covidien acquisition.

(2) Mr. ten Hoedt was not a Named Executive Officer for Fiscal Year 2015 or 2016. For Mr. ten Hoedt, amounts paid in Swiss francs were translated to U.S. dollars as of April 28, 2017 at a rate of 1 Swiss Franc = 1.01389 U.S. Dollars.

(3) Mr. Ellis retired from Medtronic effective December 31, 2016.

Fiscal Year

The fiscal year column represents the last three fiscal years for Medtronic, with the exception of Mr. Hanson. Mr. Hanson's Fiscal Year 2015 represents September 27, 2014, through Medtronic's fiscal year end on April 24, 2015 and includes compensation received from Covidien prior to January 26, 2015. Mr. Hanson's Fiscal Year 2014 aligns with Covidien's fiscal year end date September 26, 2014.

Salary

The salary column represents the base salary earned by the NEO during the applicable fiscal year. This column includes any amounts that the officer may have deferred under the Capital Accumulation Plan, which deferred amounts also are included in the 2017 Nonqualified Deferred Compensation Table on page 59 of this proxy statement. Each of the NEOs also contributed a portion of salary to the SIP. Mr. Hanson contributed a portion of his salary to the Covidien Supplemental Savings Plan prior to January 26, 2015.

Bonus

Ms. Parkhill's 2017 amount represents a one-time $1,000,000 bonus following the commencement of her employment with the Company. Mr. Hanson's 2016 amount of $25,000 represents a bonus payment following his one-year anniversary with Medtronic. Mr. Hanson's 2015 amount represents a one-time $1,000,000 bonus following the commencement of his employment with the Company.

Stock Awards

The stock awards column represents aggregate grant date fair value of restricted stock unit awards and performance-based restricted stock units assuming full (maximum) achievement of applicable performance criteria over the performance period (collectively, the "restricted stock awards") granted in the respective fiscal year as computed in accordance with FASB ASC Topic 718, Compensation— Stock Compensation. Accordingly, the grant date fair value was determined by multiplying the number of restricted stock awards by the closing stock price on the date of grant. For a description of the vesting terms of the stock awards, see the narrative disclosure following the 2017 Grants of Plan-Based Awards table on page 53 and the footnotes to the 2017 Outstanding Equity Awards at Fiscal Year End table on page 54 of this proxy statement. Additional information regarding the assumptions used to calculate these amounts are incorporated by reference to Note 14 to the Company's Form 10-K for Fiscal Year 2017.

Option Awards

The option awards column represents the aggregate grant date fair value of stock option awards granted in the respective fiscal year as computed in accordance with FASB ASC Topic 718, Compensation— Stock Compensation. The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option valuation model. The following table provides the assumptions underlying this estimate.

	Stock Option Grant Date			
	July 28, 2014	**February 18, 2015**	**August 3, 2015**	**August 1, 2016**
Fair value of options granted	$ 13.80	$ 18.47	$ 13.58	$ 14.86
Assumption used:				
Risk-free rate[1]	2.09%	1.81%	1.77%	1.22%
Expected volatility[2]	24.71%	25.57%	20.82%	21.15%
Expected life[3]	6.4 yrs	6.4 yrs	5.9 yrs	6.2 yrs
Dividend yield[4]	1.94%	1.55%	1.95%	1.95%

(1) The risk-free rate is based on the grant date yield of a zero-coupon U.S. Treasury bond whose maturity period equals or approximates the expected term of the option.

(2) The expected volatility is based on a blend of historical volatility and an implied volatility of the Company's ordinary shares. Implied volatility is based on market traded options of the Company's ordinary shares.

(3) The Company analyzes historical employee stock option exercise and termination data to estimate the expected life assumption. The Company calculates the expected life assumption using the midpoint scenario, which combines historical exercise data with hypothetical exercise data, as the Company believes this data currently represents the best estimate of the expected life of a new employee option.

(4) The dividend yield rate is calculated by dividing the Company's annual dividend, based on the most recent quarterly dividend rate, by the closing stock price on the grant date.

For a description of the vesting terms of the option awards, see the narrative disclosure following the 2017 Grants of Plan-Based Awards table on page 53 and the footnotes to the 2017 Outstanding Equity Awards at Fiscal Year End table on page 54 of this proxy statement. Additional information regarding the assumptions used to calculate these amounts are incorporated by reference to Note 14 to the Company's Form 10-K for Fiscal Year 2017.

Non-Equity Incentive Plan Compensation

This column reflects the Medtronic MIP and LTPP payments earned by the NEOs during the applicable fiscal year and payable subsequent to fiscal year end. It includes any amounts deferred under the Capital Accumulation Plan (as stated in the 2017 Nonqualified Deferred Compensation table on page 59 of this proxy statement). The table below reflects compensation received by the NEO under each plan for the performance period ending through Fiscal Year 2017.

Name		FY17 MIP		2015-2017 LTPP		Total Non-Equity Incentive Plan Compensation
Omar Ishrak	$	2,636,139	$	3,500,000	$	6,136,139
Karen L. Parkhill	$	778,883	$	0	$	778,883
Michael J. Coyle	$	830,808	$	891,000	$	1,721,808
Bryan C. Hanson	$	793,044	$	0	$	793,044
Rob ten Hoedt	$	719,847	$	325,000	$	1,044,847
Gary L. Ellis	$	734,757	$	995,026	$	1,729,783

For a more detailed description of the terms of the non-equity incentive plan awards, see page 40 of the Compensation Discussion and Analysis and the narrative disclosure following the 2017 Grants of Plan-Based Awards on page 53 of this proxy statement.

Change in Pension Value and Nonqualified Deferred Compensation Earnings

This column includes the estimated aggregate increase in the accrued pension benefit under Medtronic's defined benefit pension plans and Covidien's Kendall Pension Plan. The change in the present value of the accrued pension benefit is influenced by variables such as additional years of service, age, pay and the discount rate used to calculate the present value of the change. In determining the present value of accrued pension benefits under Medtronic's plans, a discount rate of 4.30% was used for both Fiscal Year 2017 and Fiscal Year 2016.

In determining the present value of accrued pension benefits for Mr. Hanson under Covidien's Kendall Pension Plan, a discount rate of 3.8% for Fiscal Year 2017 (up from 3.71% in Fiscal Year 2016) was used. The pension values are calculated based on the accrued pension benefits (qualified plan, the nonqualified NRPS and Covidien's Kendall Pension Plan) as of April 28, 2017, and the fiscal year-end 2017 ASC 715 disclosure assumptions. Assumptions are described in Note 17 to the Company's Form 10-K for Fiscal Year 2017.

All Other Compensation

The all other compensation column includes the following:

Name	Fiscal Year	Perquisites and Other Personal Benefits[1]		Tax Reimbursement[2]		Registrant Contributions to Defined Contribution Plans[3]		Total
Omar Ishrak	2017	$	162,315	$	47	$	11,496	$ 173,858
Karen L. Parkhill	2017	$	792,484	$	111,969	$	30,101	$ 934,554
Michael J. Coyle	2017	$	24,000	$	47	$	99,678	$ 123,725
Bryan C. Hanson	2017	$	24,000	$	3	$	62,047	$ 86,050
Rob ten Hoedt	2017	$	124,817	$	62,411	$	0	$ 187,227
Gary L. Ellis	2017	$	27,797	$	37	$	6,436	$ 34,270

(1) This column represents the aggregate incremental cost of the executives' business allowances, physical exams, automobile leases, travel expenses and other benefits. The value of perquisites and other personal benefits for each NEO are as follows:

- *Mr. Ishrak* includes a $40,000 business allowance and $122,315 attributable to personal use of Company aircraft. The amount disclosed does not include de minimis incremental costs incurred by the Company in connection with guests accompanying Mr. Ishrak on the Company aircraft during business flights.
- *Ms. Parkhill* includes a $19,846 business allowance, an executive physical exam of $655, and reimbursement of relocation expenses of $771,983.
- *Mr. Coyle* includes a $24,000 business allowance.
- *Mr. Hanson* includes a $24,000 business allowance. The amount disclosed does not include de minimis incremental costs incurred by the Company in connection with guests accompanying Mr. Hanson on the Company aircraft during business flights.
- *Mr. ten Hoedt* includes $15,208 of financial planning services, an automobile lease of $39,752 and reimbursement of schooling of $69,857.
- *Mr. Ellis* includes a $17,077 business allowance and an executive physical exam of $160 and $10,560 for services rendered per the terms of the consulting agreement between Medtronic plc and Mr. Ellis approved on December 8, 2016 by the Compensation Committee of the Board of Directors.

The Company occasionally allows its executives to use tickets for sporting and special events previously acquired by the Company when no other business use has been arranged. There is no incremental cost to the Company for such use.

(2) For Ms. Parkhill, this amount includes a gross-up of taxes on relocation expense reimbursement. For Mr. ten Hoedt, this amount represents a gross-up of taxes on schooling reimbursement.

(3) This amount reflects the contribution by Medtronic to match contributions NEOs elected to make to the SIP. Medtronic provides an automatic matching contribution equal to 50% of a participant's elective deferrals up to 6% of eligible compensation. The Company also may provide a discretionary matching contribution based on our financial performance during the fiscal year that, when combined with the automatic matching contribution, will not exceed 150% of a participant's elective deferrals up to 6% of eligible compensation. The Fiscal Year 2017 discretionary matching contribution was based on diluted EPS achievement of $4.60 and equaled an additional $0.223 matching contribution for every $1 elective deferral a participant contributed to the plan up to 6% of eligible compensation. The amount for Ms. Parkhill includes $18,606 in Company contributions to the qualified Medtronic Core Contribution Plan ("MCC") ($7,950) and the nonqualified MCC ($10,656). Participants in the MCC receive a contribution from Medtronic equal to 3% of eligible pay at the end of the fiscal year. The amount for Mr. Coyle includes $90,213 in Company contributions to the qualified PIA ($13,250) and nonqualified PIA ($76,963). The amount for Mr. Hanson includes $50,551 in Company contributions to the qualified MCC ($7,950) and nonqualified MCC ($42,601). For additional information on the nonqualified MCC plan, see the 2017 Nonqualified Deferred Compensation table on page 59.

2017 Grants of Plan-Based Awards

The following table summarizes all plan-based award grants to each of the NEOs during Fiscal Year 2017. Threshold amounts assume attainment of plan performance thresholds. You should refer to the Compensation Discussion and Analysis sections entitled "Fiscal Year 2017 Annual Incentive Plan Design" on page 41 and "Fiscal Year 2017 Long-Term Incentive Plan Components" beginning on page 43 to understand how plan-based awards are determined. A narrative description of the material factors necessary to understand the information in the table is provided below.

Name	Award Type	Grant Date	Approval Date	Estimated Future Payouts under Non-Equity Incentive Plan Awards ($)			Estimated Future Payouts Under Equity Incentive Plan Awards Target (# of shares)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
				Threshold ($)	Target ($)	Maximum ($)				
Omar Ishrak	MIP			465,371	2,792,225	5,584,450				
	LTPP			1,125,000	4,500,000	9,000,000				
	OPT	08/01/2016	06/29/2016					204,407	88.06	3,037,488
	PBRSU	08/01/2016	06/29/2016				51,102			4,500,042
Karen L. Parkhill	MIP			137,500	825,000	1,650,000				
	LTPP			250,000	1,000,000	2,000,000				
	RSU	06/20/2016	06/01/2016				52,090			4,400,042
	OPT	08/01/2016	06/29/2016					46,560	88.06	691,882
	PBRSU	08/01/2016	06/29/2016				11,356			1,000,010
Michael J. Coyle	MIP			146,667	880,000	1,760,000				
	LTPP			341,667	1,366,668	2,733,336				
	RSU	08/01/2016	06/29/2016				45,424			4,000,037
	OPT	08/01/2016	06/29/2016					63,215	88.06	939,375
	PBRSU	08/01/2016	06/29/2016				15,520			1,366,691
Bryan C. Hanson	MIP			140,000	840,000	1,680,000				
	LTPP			304,167	1,216,668	2,433,336				
	RSU	08/01/2016	06/29/2016				45,424			4,000,037
	OPT	08/01/2016	06/29/2016					56,402	88.06	838,134
	PBRSU	08/01/2016	06/29/2016				13,817			1,216,725
Rob ten Hoedt	MIP			127,078	762,469	1,524,937				
	LTPP			191,667	766,668	1,533,336				
	RSU	08/01/2016	06/29/2016				11,356			1,000,009
	OPT	08/01/2016	06/29/2016					35,961	88.06	534,380
	PBRSU	08/01/2016	06/29/2016				8,707			766,739
Gary L. Ellis	MIP			183,000	1,098,000	2,196,000				
	LTPP			364,584	1,458,334	2,916,668				
	OPT	08/01/2016	06/29/2016					67,379	88.06	1,001,252
	PBRSU	08/01/2016	06/29/2016				16,561			1,458,362

MIP = Annual performance-based plan award granted under the Medtronic Incentive Plan

LTPP = Long-term performance plan award granted under the Medtronic plc Amended and Restated 2013 Stock Award and Incentive Plan

OPT = Nonqualified stock options granted under the Medtronic plc Amended and Restated 2013 Stock Award and Incentive Plan

PBRSU = Performance-based restricted stock unit granted under the Medtronic plc Amended and Restated 2013 Stock Award and Incentive Plan

RSU = Restricted stock unit granted under the Medtronic plc Amended and Restated 2013 Stock Award and Incentive Plan

Estimated Future Payouts Under Non-Equity Incentive Plan Awards

Amounts in these columns represent 2017 MIP at threshold, target and maximum performance and future cash payments under the FY2017-FY2019 LTPP. The LTPP provides for annual grants that are earned over a three-year period. Earned payouts under the LTPP can range from 25% to 200% of the target grant based on the Company's performance relative to the following metrics: three-

year cumulative compounded annual revenue growth rate and ROIC (12-month non-GAAP earnings after the removal of after-tax impact of amortization and excluding non-recurring items, plus interest expense net of tax all divided by Total Equity plus Interest-Bearing Liabilities less Cash and Cash Equivalents for each year averaged over the three-year period). Earned payouts under the MIP for each individual performance measure (annual revenue growth, diluted EPS, and cash flow indicator) can range from 50% to 200% of the target grant based on Company performance and a quality compliance modifier performance threshold as described on page 42 of this proxy statement. The threshold payout levels described above reflect threshold performance achievement for one performance metric in the respective LTPP and MIP. The maximum dollar value that may be paid to any participant in qualified performance-based awards denominated in cash in any fiscal year is $20 million for the Chief Executive Officer and $10 million for each other participant. Both the MIP and LTPP have separate diluted EPS goals.

Estimated Future Payouts Under Equity Incentive Plan Awards

Amounts in this column represent grants of performance-based restricted stock units (PBRSUs). PBRSUs vest 100% on the third anniversary of the date of grant provided Medtronic achieves a minimum three-year cumulative diluted EPS threshold growth rate. However, the PBRSU grant to Ms. Parkhill on June 20, 2016, in connection with her hiring will vest ratably over three years (1/3 on each of the first, second and third anniversaries of the grant date), provided Medtronic achieves a minimum EPS threshold for each fiscal year during the vesting period. Unvested PBRSUs receive dividend equivalent units (DEUs), which are credited and added to

the share balance. DEUs are only paid to the extent the underlying PBRSUs are earned. This column also includes restricted stock units (RSUs) granted to Messrs. Coyle, Hanson and ten Hoedt on August 1, 2016 for retention purposes. RSU grants will vest in three years.

All Other Option Awards/Exercise or Base Price of Option Awards

The exercise or base price of the stock option grant represents the closing market price of Medtronic ordinary shares on the date of grant. Option awards vest 25% on each anniversary of the date of grant over a four-year period.

Grant Date Fair Value of Stock and Option Awards

This column represents the grant date fair value of each equity award granted in Fiscal Year 2017 computed in accordance with FASB ASC Topic 718, Compensation — Stock Compensation. For a discussion of the assumptions used in calculating the amount recognized for stock options granted on August 1, 2016 see page 51 of this proxy statement. Additional information regarding the assumptions used to calculate these amounts are incorporated by reference to Note 14 to the Company's Form 10-K for Fiscal Year 2017.

2017 Outstanding Equity Awards at Fiscal Year End

The table below reflects all outstanding equity awards made to each of the NEOs that were outstanding at the end of Fiscal Year 2017. The market or payout value of unearned shares, units or other rights that have not vested equals $83.09, which was the

closing price of Medtronic's ordinary shares on the New York Stock Exchange on April 28, 2017, and for performance-based restricted stock units and for performance share plan awards presumes that the target performance goals are met.

	Option Awards					Stock Awards				
		Number of Securities Underlying Unexercised Options (#)						Shares or Units of Stock That Have Not Vested		Equity Incentive Plan Awards: Unearned Shares, Units or Other Rights That Have Not Vested
Name	Option Grant Date	Exercisable	Unexercisable	Option Exercise Price ($)	Option Expiration Date	Grant Date	Number (#)[1]	Market Value ($)	Number (#)[1]	Market or Payout Value
Omar Ishrak	07/30/2012	215,338	0	38.81	07/30/2022	07/28/2014			58,858	4,890,511
	07/29/2013	166,323	55,442	55.32	07/29/2023	08/03/2015			57,607	4,786,566
	07/28/2014	111,536	111,537	62.76	07/28/2024	08/01/2016			51,936	4,315,362
	08/03/2015	55,555	166,668	78.00	08/03/2025					
	08/01/2016	0	204,407	88.06	08/01/2026					
Karen L. Parkhill	08/01/2016	0	45,424	88.06	08/01/2026	06/20/2016	53,200	4,420,388		
	08/01/2016	0	1,136	88.06	08/01/2026	08/01/2016			11,542	959,025
Michael J. Coyle	02/01/2010	23,175	0	43.15	02/01/2020	07/28/2014			15,001	1,246,433
	08/02/2010	70,984	0	37.53	08/02/2020	08/03/2015			16,175	1,343,981
	08/01/2011	84,060	0	34.88	08/01/2021	08/01/2016			15,774	1,310,662
	07/30/2012	75,548	0	38.81	07/30/2022	08/01/2016	46,166	3,835,933		
	10/29/2012	2,404	0	41.60	10/29/2022					
	07/29/2013	41,580	13,861	55.32	07/29/2023					
	07/29/2013	1,356	452	55.32	07/29/2023					
	07/28/2014	28,426	28,426	62.76	07/28/2024					
	07/28/2014	797	797	62.76	07/28/2024					
	08/03/2015	15,598	46,796	78.00	08/03/2025					
	08/03/2015	320	963	78.00	08/03/2025					
	08/01/2016	0	62,079	88.06	08/01/2026					
	08/01/2016	0	1,136	88.06	08/01/2026					

	Option Awards					Stock Awards				
		Number of Securities Underlying Unexercised Options (#)					Shares or Units of Stock That Have Not Vested		Equity Incentive Plan Awards: Unearned Shares, Units or Other Rights That Have Not Vested	
Name	Option Grant Date	Exercisable	Unexercisable	Option Exercise Price ($)	Option Expiration Date	Grant Date	Number (#)[1]	Market Value ($)	Number (#)[1]	Market or Payout Value
Bryan C. Hanson	07/01/2011	8,299	0	34.46	06/30/2021	12/01/2014	17,169	1,426,572		
	12/01/2011	21,802	0	29.52	11/30/2021	02/18/2015	5,022	417,278		
	12/03/2012	68,765	0	36.58	12/02/2022	08/03/2015			12,851	1,067,790
	12/02/2013	70,727	23,578	47.00	12/01/2023	08/01/2016			14,043	1,166,833
	02/18/2015	57,325	19,109	78.50	02/18/2025	08/01/2016	46,166	3,835,933		
	08/03/2015	12,393	37,180	78.00	08/03/2025					
	08/03/2015	320	963	78.00	08/03/2025					
	08/01/2016	0	55,266	88.06	08/01/2026					
	08/01/2016	0	1,136	88.06	08/01/2026					
Rob ten Hoedt	08/01/2011	7,168	0	34.88	08/01/2021	07/28/2014			5,466	454,170
	10/29/2012	2,404	0	41.60	10/29/2022	08/03/2015			10,193	846,937
	07/29/2013	1,356	452	55.32	07/29/2023	08/01/2016			8,850	735,347
	07/29/2013	0	3,706	55.32	07/29/2023	08/01/2016	11,542	959,025		
	07/28/2014	797	797	62.76	07/28/2024					
	07/28/2014	0	10,357	62.76	07/28/2024					
	08/03/2015	9,829	29,488	78.00	08/03/2025					
	08/03/2015	320	963	78.00	08/03/2015					
	08/01/2016	0	34,825	88.06	08/01/2026					
	08/01/2016	0	1,136	88.06	08/01/2026					
Gary L. Ellis	10/27/2008	55,188	0	36.24	10/27/2018	07/28/2014			18,784	1,560,763
	08/03/2009	50,112	0	35.92	08/03/2019	08/03/2015			19,388	1,610,949
	08/02/2010	70,984	0	37.53	08/02/2020	08/01/2016			16,832	1,398,571
	08/01/2011	91,744	0	34.88	08/01/2021					
	07/30/2012	82,453	0	38.81	12/30/2021					
	10/29/2012	2,404	0	41.60	12/30/2021					
	07/29/2013	60,250	0	55.32	12/30/2021					
	07/29/2013	1,808	0	55.32	12/30/2021					
	07/28/2014	71,192	0	62.76	12/30/2021					
	07/28/2014	1,594	0	62.76	12/30/2021					
	08/03/2015	74,787	0	78.00	12/30/2021					
	08/03/2015	1,283	0	78.00	12/30/2021					
	08/01/2016	66,243	0	88.06	12/30/2021					
	08/01/2016	1,136	0	88.06	12/30/2021					

(1) Amounts in these columns may include dividend equivalents that will be distributed upon distribution of the underlying awards.

The amounts shown in the column entitled "Shares or Units of Stock That Have Not Vested" of the 2017 Outstanding Equity Awards at Fiscal Year-End table that correspond to a June 20, 2016, grant date for Ms. Parkhill reflect a time-based restricted stock unit award that vests 1/3 on each of the first, second, and third anniversaries of the grant date. For Mr. Hanson, the December 1, 2014 grant reflects a time-based restricted stock unit award that vests 25% on each of the first four anniversaries of the grant date and the February 18, 2015 grant reflects a time-based restricted stock unit award that vests 50% on the first anniversary and 25% on each of the second and third anniversaries of the date

of grant. For Mr. Coyle in the amount of 46,166, Mr. Hanson in the amount of 46,166, and Mr. ten Hoedt in the amount of 11,542, the August 1, 2016 grants vest over three years. The amounts shown in the column entitled "Equity Incentive Plan Awards: Unearned Shares, Units or Other Rights That Have Not Vested" of the 2017 Outstanding Equity Awards at Fiscal Year End table that correspond to July 28, 2014, August 3, 2015, and August 1, 2016 grant dates reflect performance-based restricted stock or restricted stock unit awards that vest on the third anniversary of the date of grant provided the established performance threshold for each award is achieved.

The table below shows the vesting schedule for all exercisable options. All options for Gary Ellis accelerated and vested upon his retirement on December 31, 2016.

Name	Grant Date	Vesting Schedule For Unexercisable Options			
		2017	2018	2019	2020
Omar Ishrak	07/29/2013	55,442			
	07/28/2014	55,768	55,769		
	08/03/2015	55,556	55,556	55,556	
	08/01/2016	51,101	51,102	51,102	51,102
Karen L. Parkhill	08/01/2016	11,356	11,356	11,356	11,356
	08/01/2016	284	284	284	284
Michael J. Coyle	07/29/2013	13,861			
	07/29/2013	452			
	07/28/2014	14,213	14,213		
	07/28/2014	398	399		
	08/03/2015	15,599	15,598	15,599	
	08/03/2015	321	321	321	
	08/01/2016	15,519	15,520	15,520	15,520
	08/01/2016	284	284	284	284
Bryan C. Hanson	12/02/2013	23,578			
	02/18/2015		19,109		
	08/03/2015	12,393	12,393	12,394	
	08/03/2015	321	321	321	
	08/01/2016	13,816	13,816	13,817	13,817
	08/01/2016	284	284	284	284
Rob ten Hoedt	07/29/2013	452			
	07/29/2013	3,706			
	07/28/2014	5,178	5,179		
	07/28/2014	398	399		
	08/03/2015	9,829	9,829	9,830	
	08/03/2015	321	321	321	
	08/01/2016	8,706	8,706	8,706	8,707
	08/01/2016	284	284	284	284

Name	Grant Date	Vesting Schedule For Unvested Restricted Stock and RSUs			
		2017	2018	2019	2020
Omar Ishrak	07/28/2014	58,858			
	08/03/2015		57,607		
	08/01/2016			51,936	
Karen L. Parkhill	06/20/2016	17,734	17,733	17,733	
	08/01/2016			11,542	
Michael J. Coyle	07/28/2014	15,001			
	08/03/2015		16,175		
	08/01/2016			15,774	
	08/01/2016			46,166	
Bryan C. Hanson	12/01/2014	8,585	8,584		
	02/18/2015		5,022		
	08/03/2015		12,851		
	08/01/2016	23,082	11,542	11,542	
	08/01/2016			14,043	
Rob ten Hoedt	07/28/2014	5,466			
	08/03/2015		10,193		
	08/01/2016			8,850	
	08/01/2016			11,542	
Gary L. Ellis	07/28/2014	18,784			
	08/03/2015		19,388		
	08/01/2016			16,832	

Mr. Ishrak also owns 270,596 and Mr. Ellis owned 35,505 vested and deferred stock units including associated dividend equivalents, which will be distributed following their retirement.

2017 Option Exercises and Stock Vested

The table below includes information related to options exercised by each of the NEOs and restricted stock awards that vested during Fiscal Year 2017. The table also includes the value realized for such options and restricted stock awards. For options, the value realized on exercise is equal to the difference between the market price of the underlying shares at exercise and the exercise price of the options. For stock awards, the value realized on vesting is equal to the market price of the underlying shares at vesting.

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)**
Omar Ishrak	75,000	3,300,720	58,701	5,143,969
Karen L. Parkhill	0	0	0	0
Michael J. Coyle	0	0	14,680	1,286,408
Bryan C. Hanson	45,272	2,637,971	13,483	1,004,116
Rob ten Hoedt	61,173	2,213,209	3,924	343,860
Gary L. Ellis	82,936	3,077,223	15,944	1,397,173

2017 Pension Benefits

The table below includes information with respect to Medtronic's and Legacy Covidien's pension plans for each of the NEOs as of April 28, 2017, which is the measurement date used for financial statement reporting purposes. A narrative description of the material factors necessary to understand the information in the table is provided below.

Name	Plan Name	Number of Years of Credited Service	Present Value of Accumulated Benefit[1] ($)	Payments During Last Fiscal Year[2] ($)
Omar Ishrak	Medtronic, Inc. Personal Pension Account (Personal Pension Account)	5.83	81,123	0
	Medtronic, Inc. NRPS	5.83	991,680	0
Karen L. Parkhill[3]	—			
Michael J. Coyle[3]	—			
Bryan C. Hanson[4]	Kendall Pension Plan	2.7	9,027	0
Rob ten Hoedt[5]	Medtronic Pension Fund	10.33	3,684,216	803,919
Gary L. Ellis	Medtronic, Inc. Retirement Plan (Medtronic Retirement Plan)	27.08	868,235	0
	Medtronic, Inc. NRPS	27.08	4,128,927	0

(1) The present value of the accumulated benefits is calculated using the assumptions described in Note 17 to our consolidated financial statements in our annual report for Fiscal Year 2017 accompanying this proxy statement. Further, in accordance with the disclosure requirements, the accumulated benefit is calculated using the retirement age at which the benefit is unreduced under the plan (i.e., age 65). Only the Medtronic Retirement Plan component of the Medtronic, Inc. Retirement Plan is reduced for early commencement if the benefit is commenced before the normal retirement age of 65. The Personal Pension Account Plan is an account-based plan and therefore is not reduced for early commencement. Please see below for additional detail.

(2) The amount for Mr. ten Hoedt represents ordinary contributions and a voluntary purchase into the pension plan. Both amounts are shown as a negative payment. The increase in the Present Value of Accumulated Benefit includes these amounts.

(3) Ms. Parkhill and Mr. Coyle do not participate in the Company's defined benefit pension plans.

(4) Mr. Hanson participates in the Legacy Covidien pension plan. The Payments During the Last Fiscal Year column describes ordinary contributions and voluntary purchases into the pension plan.

(5) Mr. ten Hoedt participates in a pension plan for Swiss employees.

The Medtronic, Inc. Retirement Plan consists of two types of benefits, the Medtronic Retirement Plan (MRP) and the Personal Pension Account (PPA). Effective May 1, 2005, the Company froze the MRP to new entrants and provided all eligible employees the option of continuing to accrue retirement benefits under the MRP or to participate in one of two new options being offered. Employees hired before May 1, 2005 had the option of continuing in the MRP or electing to participate in either the PPA or PIA described below. Effective January 1, 2016, the Company froze the PIA and the PPA to new entrants. All eligible employees continue to accrue retirement benefits under the PIA or PPA. New employees hired on or after January 1, 2016 earn the Medtronic Core Contribution (MCC). The MCC provides a 3% employer contribution. The MRP is the final average pay component of the Medtronic, Inc. Retirement Plan. Employees hired on or after May 1, 2005 chose within 60 days of their hire date to participate in either the PPA or the Personal

Investment Account (PIA). The PPA is a cash balance component of the Medtronic, Inc. Retirement Plan, and the PIA is a component of the Medtronic, Inc. 401(k) Plan.

Mr. Ishrak is a participant in the PPA. The PPA is a tax-qualified cash balance defined benefit pension plan available to employees hired on or after May 1, 2005. The Company contributes 5% of eligible compensation for each year of participation into the participant's account. Eligible compensation under the PPA matches the MRP discussed above. Additionally, each year a participant's account will earn interest at a rate equal to the 10-year U.S. Treasury bond rate. For the fiscal year ended April 29, 2016 the interest rate was equal to 2.04%. Each participant's account has a three-year vesting requirement. The PPA value will be forfeited if the participant leaves the Company before that three-year vesting period is finished. Vested benefits in the PPA are portable and participants may receive distributions for any purpose, but may then be subject to taxation. A PPA participant leaving the Company may receive distributions in the following ways: 1) roll over benefit into another tax-qualified plan or certain IRAs; 2) lump-sum cash payment; 3) leave the PPA balance in the plan (which will continue to earn returns equal to the 10-year U.S. Treasury bond rate); and 4) various monthly annuity options, including single life, ten-year certain, and joint and survivor options.

The benefits currently paid under the Medtronic, Inc. Retirement Plan are limited to an annual maximum of $210,000, in accordance with IRS requirements. The Company also has an unfunded Nonqualified Retirement Plan Supplement (the "NRPS") that provides an amount substantially equal to the difference between the amount that would have been payable to the executive under the Medtronic, Inc. Retirement Plan in the absence of legislation limiting pension benefits and earnings that may be considered in calculating pension benefits and the amount actually payable under the plan. The NRPS is available to all participating employees whose income or benefits exceed the IRS maximum, not just the executive officers. Compensation used in the calculation of the NRPS benefit includes eligible compensation in excess of the IRS limitation and amounts deferred (excluding amounts paid and deferred under the LTPP or the performance share plan) pursuant to the Capital Accumulation Plan. NRPS benefits are determined based on the qualified plan formula (MRP or PPA) in which the executive elected to participate. The NRPS benefit calculated on the MRP formula is reduced based on the participant's age at the end of the month following separation from service (within the meaning of Section 409A of the Internal Revenue Code, generally retirement, termination of employment, or significant reduction in work schedule). The monthly benefit is the sum of the monthly principal amount and the monthly interest. The monthly interest is determined based on a declining balance schedule using an interest rate of 6%. The amount of retirement benefit earned under the NRPS is calculated upon separation from service. If the aggregate value is less than $100,000, it is paid out as a lump sum six months after separation from service. If the aggregate value exceeds $100,000, the value is paid out over a 15-year period in the form of a monthly annuity commencing six months after the separation from service. In the event of the employee's death prior to the completion of the 15-year payment cycle, any remaining benefits from the NRPS are payable per the beneficiary designation on record. If a beneficiary is not named, the benefit is payable to the employee's surviving spouse, or if there is no surviving spouse, to the children, or if there are no survivors, to the estate.

Mr. Hanson participates in the Kendall Pension Plan, which was frozen with respect to all future benefit accruals (except interest crediting on the cash balance benefit) as of July 1, 1995. The Pension Plan has two components:

- a final average pay benefit, which was frozen as of May 31, 1990; and
- a cash balance benefit.

Participants retiring on their normal retirement date (age 65) are entitled to a monthly pension calculated as the sum of:

- the benefit accrued under the provisions of the plan as in effect on June 1, 1990, including the value of the benefit derived from employee contributions; and
- with respect to accruals on or after June 1, 1990, the actuarial equivalent of the participant's current account.

The current account is credited with interest at the one-year Treasury bill rate in effect on January 1 for each calendar year and service credits as follows:

Tier	Years of Benefit Service	Percent of Compensation
I	0–2	4.75%
II	3–9	5.25%
III	10–14	6.00%
IV	15–19	7.00%
V	20+	7.50%

Participants desiring to retire before normal retirement age may do so after attaining age 55 and completing five years of continuous service. If a participant chooses to retire before normal retirement age, the applicable accrued benefit as of June 1, 1990 will be reduced by 0.33% for each month by which the participant's age is less than 60.

Mr. ten Hoedt participates in the Medtronic Pension Fund ("MPF"). The MPF is a qualified cash balance pension plan available to all eligible employees working for Medtronic entities in Switzerland. The Company and employee contributions vary by age. For Mr. ten Hoedt specifically, the annual contributions during Fiscal Year 2017 were 15.5% for the Company and 9% for the employee. Pensionable salary includes base salary and paid annual incentive. Additionally, each year a participant's account will earn interest, as set by the Pension Board, credited at the end of the calendar year. For Fiscal Year 2017, interest of 3% was credited. The MPF also provides risk benefits in case of a participant's death or disability, which are fully insured. There is no vesting, meaning that the full pension account is granted to the participant on termination of employment. A participant leaving the Company may receive the accrued pension fund in the following ways: (1) transfer the fund to a block account; (2) receive the fund in cash, subject to taxation; or (3) in the case of a retirement, receive the funds as an annual pension, either in cash or a combination of pension and cash.

Mr. Ellis participates in the MRP component of the Medtronic, Inc. Retirement Plan. The Medtronic, Inc. Retirement Plan is a funded, tax-qualified, noncontributory defined-benefit pension plan that covers all eligible employees employed with the Company prior to May 1, 2005 who elected to remain in the MRP. Effective May 1, 2005, the Company froze the MRP to new entrants and provided all eligible employees the option of continuing to accrue retirement benefits under the MRP or to participate in one of two new options being offered. All eligible NEOs hired prior to May 1, 2005, elected to continue participation in the MRP. Benefits under the MRP are based upon the employee's years of credited service and the average of the employee's highest five consecutive years of covered compensation during the employee's career while covered under the MRP. Employees have the option of providing for a survivorship benefit upon the employee's death by making the appropriate election at the time of retirement. Covered compensation includes base salary, bonus and incentive plan payments, sales commissions, salary reduction contributions (such as to a cafeteria plan or medical plan) and salary continuation payments for short-term disability, but excludes compensation paid under the LTPP or the performance share plan (the predecessor to the LTPP). In addition, the IRS limits the amount of covered compensation that can be used in the benefit calculation ($265,000 for 2015 and 2016). Normal retirement age under the plan is age 65. Eligible employees may retire upon reaching age 55 with at least ten years of service or upon reaching age 62 without regard to years of service. Any retirement prior to normal retirement age is considered "early retirement" and the benefit includes a reduction for early commencement of benefits.

Benefits under the MRP are calculated as a monthly annuity by taking 40% of the final average covered compensation less a social security allowance (which varies by individual based upon year of birth) and multiplying this result by years of credited service under the MRP. That result is then divided by 30 to yield the benefit at normal retirement age, with an early retirement factor applied to calculate the early retirement benefit. The age at the time that benefits are commenced is used to determine the early retirement reduction amount. The maximum reduction amount is 50% and applies if benefits are commenced at age 55. Employees with over 30 years of service receive 0.5% for every year of credited service in excess of 30 years.

On December 31, 2016, Mr. Ellis retired from his role as Executive Vice President and Chief Financial Officer of Medtronic. Commencing on September 1, 2021, Mr. Ellis will receive payments from the MRP in the form of an annuity that will pay $6,562.02 per month to Mr. Ellis for life. The present value of the benefit is shown in the table above. Mr. Ellis will also receive payments from the NRPS. Per the terms of the NRPS, Mr. Ellis will receive monthly payments over a 15-year period that began in July 2017. The total distribution will be $4,128,928 plus interest.

2017 Nonqualified Deferred Compensation

Name		Executive Contributions in Last FY[2] ($)	Registrant's Contributions in Last FY[3] ($)	Aggregate Earnings in Last FY[4] ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE[5] ($)
Omar Ishrak[1]	CAP	0	0	0	0	0
	NRPS	0	0	0	0	0
	RSUs	0	0	1,513,007	0	22,483,779
Karen L. Parkhill[1]	CAP	0	0	0	0	0
	NRPS	0	10,656	0	0	10,656
Michael J. Coyle	CAP	1,642,125	0	593,119	0	7,484,941
	NRPS	0	74,932	27,852	0	409,383
Bryan C. Hanson[1]	SSRP/CAP	0	0	165,597	567,725	1,033,625
	NRPS	0	42,601	0	0	42,601
	SERP	51,245	0	6,294	0	57,539
Rob ten Hoedt[1]	N/A	0	0	0	0	0
Gary L. Ellis	CAP	0	0	261,430	0	3,583,492
	NRPS	0	0	0	0	0
	RSUs	0	0	166,066	0	2,917,614
	ESOP	0	0	6,653	0	116,900

CAP = Capital Accumulation Plan

NRPS = Nonqualified Retirement Plan Supplement

RSUs = Restricted Stock Units

ESOP = Employee Stock Ownership Plan

SERP = Covidien's Supplemental Executive Retirement Plan

SSRP = Covidien's Supplemental Savings and Retirement Plan

(1) Mr. Ishrak, Ms. Parkhill and Mr. Ellis have not participated in the Capital Accumulation Plan (CAP). Mr. Ishrak, Ms. Parkhill, Mr. Ellis and Mr. Hanson have not participated in the defined contribution Personal Investment Account portion of the Nonqualified Retirement Plan Supplement (NRPS). Mr. Hanson participated in the legacy Covidien Supplemental Savings and Retirement Plan ("Covidien SSRP") from April 25, 2015 through March 31, 2016. Effective April 1, 2016, the Covidien SSRP was merged with and into the CAP. Amounts reported as "SSRP/CAP" reflect Company contributions to the SSRP that were credited to Mr. Hanson's account during the April 25, 2015 through March 31, 2016 time period and which were transferred to the CAP upon the SSRP's merger with and into the CAP effective April 1, 2016. Mr. Hanson also participated in the Covidien Supplemental Executive Retirement Plan ("SERP"), which was created as a spin-off from the Tyco SERP in 2007 and is intended to be a plan which is unfunded primarily for the purpose of providing deferred compensation for a select group of management or highly compensation employees. The SERP is frozen to new contributions. Mr. ten Hoedt did not participate in any Company deferred compensation plans in Switzerland.

(2) The following amounts of Executive Contributions from the table above have been reported in Salary and Non-Equity Incentive Plan Compensation columns in the current year's Summary Compensation Table.

Name	Contributions
Omar Ishrak	$ 0
Karen L. Parkhill	$ 0
Michael J. Coyle	$ 1,642,125
Bryan C. Hanson	$ 0
Rob ten Hoedt	$ 0
Gary L. Ellis	$ 0

(3) These amounts are included in the current year's Summary Compensation Table in the All Other Compensation column.

(4) No amounts of Aggregate Earnings from the table above have been reported in the current year's Summary Compensation Table for any of our NEOs since the earnings were not preferential or above market.

(5) The following amounts of Aggregate Balance from the table above have been reported in the Summary Compensation Table from prior fiscal years:

Name	Contributions
Omar Ishrak	$ 0
Karen L. Parkhill	$ 0
Michael J. Coyle	$ 5,268,852
Bryan C. Hanson	$ 1,206,826
Rob ten Hoedt	$ 0
Gary L. Ellis	$ 2,943,742

Capital Accumulation Plan

The Capital Accumulation Plan allows U.S. executives of Medtronic to defer:

- Up to 50% of their base salary;
- Up to 80% of their annual incentive plan payments;
- Up to 80% of their commissions (applicable only to those executives in a commission plan); and
- Up to 80% of their cash long-term incentive plan payments.

The minimum amount of each reward element that may be deferred is 10%. Medtronic does not make any contributions to the Capital Accumulation Plan; the aggregate balances shown above represent amounts that the NEOs earned but elected to defer, plus gains (or losses).

Participants receive credits of gains or losses daily based on funds that are indexed to 24 investment alternatives, which are all also available under the 401(k) Plan. Investment returns for these investment alternatives are shown below:

	Return on Funds April 30, 2016, to April 28, 2017
Medtronic plc Stock Fund	7.11%
Interest Income Fund	1.86%
Vanguard Wellington	12.00%
Vanguard International Growth	19.68%
Vanguard Institutional Index	17.90%
Vanguard PRIMECAP	24.57%
Vanguard Windsor II	16.09%
Vanguard Total Bond Index	0.83%
Vanguard Extended Market	21.82%
Vanguard Target Retirement Income	5.74%
Vanguard Target Retirement 2010	N/A%
Vanguard Target Retirement 2015	8.09%
Vanguard Target Retirement 2020	9.83%
Vanguard Target Retirement 2025	11.11%
Vanguard Target Retirement 2030	12.28%
Vanguard Target Retirement 2035	13.48%
Vanguard Target Retirement 2040	14.67%
Vanguard Target Retirement 2045	15.06%
Vanguard Target Retirement 2050	15.07%
Vanguard Target Retirement 2055	15.08%
Vanguard Target Retirement 2060	15.07%
Vanguard Inflation Protected	1.73%
10T-100	3.11%
10T-120	3.73%

When participants elect to defer amounts, they also select when the amounts will ultimately be distributed. Distributions may be made on a certain future date (as long as that date is at least five years beyond the period of deferral) or at retirement, or, for specified employees under Section 409A of the Internal Revenue Code, six months after the date of retirement (in the form of a lump sum distribution or installments over 5, 10 or 15 years). All distributions are made in cash, and there are limited opportunities to change the distribution elections. These include a hardship withdrawal and a "redeferral" election that must be made at least 12 months prior to a scheduled payment (and only if the redeferral is for at least an additional five years).

RSUs

Under the Medtronic, Inc. 2003 Long-Term Incentive Plan, certain participants were allowed to defer the issuance of shares or cash deliverable upon the exercise of an option or stock appreciation right, vesting of restricted stock, or satisfaction of other stock-based awards or other cash-based awards, for a specified period or until a specified date.

Participants are entitled to receive dividend equivalents on the RSUs generally in the same manner and at the same time as if each RSU were a share. These dividend equivalents are credited in the form of additional RSUs.

Deferred RSUs are payable on the date six months or one year following a separation from service, pursuant to individual award agreements. The Company may require a participant to return or forfeit the shares received or receivable in the event the participant is involved in performing services for or on behalf of a competitor, a violation of applicable business ethics policies or any other occurrence determined by the Compensation Committee.

ESOP

Medtronic previously sponsored a non-qualified employee stock ownership plan ("ESOP") to restore certain qualified employee benefits that could not be allocated due to IRS limitations. The qualified ESOP expired in May 2005, and accordingly no additional contributions were made by Medtronic into that plan. All participants in the ESOP are fully vested. Dividends are credited to the ESOP account each year and the account balance is distributed in a lump sum of shares of Medtronic stock in the fiscal year following termination or retirement. Active employees cannot take distributions from the account.

Nonqualified Retirement Plan Supplement (NRPS)

The NRPS benefit calculated based on the Personal Investment Account formula is equal to 5% of the eligible compensation in excess of the IRS limitation and amounts deferred (excluding any LTPP CAP deferrals). Upon separation from service, within the meaning of Section 409A of the Internal Revenue Code (generally, retirement, termination of employment, or significant reduction

in work schedule), the amount of retirement benefits earned under the NRPS is calculated. If the aggregate value is less than $100,000, it is paid out as a lump sum six months after separation from service. If the aggregate value exceeds $100,000, the value is paid out over a 15-year period in the form of a monthly annuity commencing six months after separation from service. The monthly benefit is the sum of the monthly principal amount and the monthly interest. The monthly interest is determined based on a declining balance schedule using an interest rate of 6%. In the event of the employee's death prior to the completion of the 15-year payment cycle, any remaining benefits from the NRPS are payable per the beneficiary designation on record. If a beneficiary is not named, the benefit is payable to the employee's surviving spouse, or if there is no surviving spouse, to the children, or if there are no survivors, to the estate.

Medtronic Core Contribution Plan (MCC)

Available to employees hired after January 1, 2016, the MCC is a defined contribution plan in which employees receive a contribution equal to 3% of eligible pay at the end of the fiscal year. Medtronic makes this contribution regardless of whether employees contribute. Employees become vested in MCC after three years of employment.

Covidien Supplemental Savings Plan

Earnings on amounts credited to the Supplemental Savings Plan are determined by investment selections made by each participant in investment alternatives that generally mirror investment choices offered under the Retirement Savings Plan (our 401(k) plan). The Supplemental Saving Plan merged with the Medtronic Capital Accumulation Plan as of April 1, 2016 and the investment options were no longer available after this date.

Under the Supplemental Savings Plan, participants could defer up to 50% of their base salary and 100% of their annual bonus. We provided matching credits based on the participant's deferred base salary and bonus at the same rate such participant was eligible to receive matching contributions under the Retirement Savings Plan and Company credits on any cash compensation (i.e., base and bonus) that the participant earned during a calendar year in excess of applicable IRS limits ($265,000 for 2015 and 2016). Participants were fully vested in matching and Company credits (including earnings on such credits) upon completion of two years of service.

Under the Retirement Savings Plan, the Company makes an automatic contribution of three percent (3%) of an employee's eligible pay, regardless of whether the employee contributes to such plan. Additionally, we match fifty cents ($0.50) for every one dollar ($1.00) employees contribute, up to the first six percent (6%) of eligible pay. Employees who were credited with more than 20 years of service as of December 31, 2009 are "grandfathered" for a five-year period (i.e., until December 31, 2014) and continue to receive matching contributions in accordance with the formula in place on December 31, 2009.

Potential Payments Upon Termination or Change of Control

Letter Agreements

Mr. Ishrak is party to a letter agreement with the Company that provides severance payments and benefits under certain termination events consistent with our change of control policy. In the event Mr. Ishrak's employment is terminated by the Company without "cause" (as defined in the letter agreement) or by Mr. Ishrak for "good reason" (generally defined to include material reduction in salary or MIP target award, material adverse change in title, position and authority, required relocation in excess of 50 miles, or material breach by the Company of the letter agreement), Mr. Ishrak will be entitled to the following payments:

(i) a pro rata MIP bonus for the year of termination based on actual performance and paid when MIP bonuses are paid generally, (ii) a lump sum equal to two times the sum of Mr. Ishrak's annual base salary and target annual cash opportunity under the MIP, and (iii) the value of 24 months of continued welfare benefits. These severance payments and benefits are subject to Mr. Ishrak's execution of a general release and continued compliance with the Company's standard confidentiality policies, a two-year non-competition and one-year non-solicitation agreement.

Mr. Ishrak's letter agreement also provides that, upon a termination of employment due to death or "disability" (defined to include absence from material duties and responsibilities with the Company for 180 days in any consecutive 12-month period as a result of incapacity due to mental or physical illness or injury), Mr. Ishrak will be entitled to a pro rata MIP bonus for the year of termination based on actual performance and paid when MIP bonuses are paid generally.

Ms. Parkhill is party to an agreement with the Company that provides severance payments and benefits under certain termination events consistent with our change of control policy. In the event Ms. Parkhill's employment is terminated by the Company without cause, Ms. Parkhill will be entitled to the following payments:

(i) two times the sum of Ms. Parkhill's annual base salary and target annual cash opportunity under the MIP, (ii) the value of 24 months of continued welfare benefits, and (iii) continued vesting of the one-time, new hire restricted stock granted on June 20, 2016.

Mr. Coyle is party to an agreement with the Company that specifies cash severance payments under certain termination events. Mr. Coyle is entitled to receive an amount equal to his annual base salary plus his MIP bonus upon termination by the Company without cause.

Except for Mr. Ishrak, no NEO is party to an agreement that provides for severance benefits in excess of the broad-based plans. This includes the letter agreements for Ms. Parkhill and Mr. Coyle.

Company Severance Practices

Mr. Hanson and Mr. ten Hoedt are subject to Medtronic's Section 16 Officer Severance Practices. These practices, which have received the approval of Medtronic's Board of Directors, provide severance payments and benefits under certain termination events. In the event Mr. Hanson's or Mr. ten Hoedt's employment is terminated by the Company without cause, such executive will be entitled to the following payments:

(i) two times the sum of such executive's annual base salary and the lesser of (a) the target annual cash opportunity under the MIP or (b) the actual payout of the MIP based on performance, (ii) the value of 24 months of continued health and dental insurance coverage, and (iii) outplacement services.

The table below illustrates the payments due upon involuntary termination as described in the section above, assuming a termination date of April 28, 2017.

Name	Severance Amount[1]	Welfare Benefits[2]	Equity Acceleration[3]	Total
Omar Ishrak	$ 11,411,703	$ 21,567	$ 0	$ 11,433,270
Karen L. Parkhill	$ 3,150,000	$ 29,527	$ 4,420,386	$ 7,599,913
Michael J. Coyle	$ 1,760,000	$ 0	$ 0	$ 1,760,000
Bryan C. Hanson	$ 3,266,088	$ 50,681	$ 0	$ 3,316,769
Rob ten Hoedt	$ 2,964,630	$ 38,048	$ 0	$ 3,002,678

(1) Mr. Ishrak's amount includes the Fiscal Year 2017 earned MIP payment ($2,636,139), plus the sum of two times his base salary ($3,191,114) and the target MIP opportunity ($5,584,450) at the time of termination. Ms. Parkhill's amount includes two times the base salary ($1,500,000) plus her target MIP opportunity ($1,650,000). Mr. Coyle's amount represents his current base salary ($800,000) plus his target MIP opportunity ($880,000). Mr. Hanson's amount includes two times the base salary ($1,680,000) and the MIP payout ($1,586,088). Mr. ten Hoedt's amount includes two times his base salary ($1,524,937) and the MIP payout ($1,439,693).

(2) Amount represents payments for welfare benefits for Mr. Ishrak, Ms. Parkhill, Mr. Hanson and Mr. ten Hoedt.

(3) Amount represents acceleration of a restricted stock grant provided to offset the forfeited value of certain LTI plan components at Ms. Parkhill's former employer, Comerica, Inc.

Gary Ellis Retirement

While Mr. Ellis was not entitled to any severance benefits in excess of the broad-based plans for benefits available to all employees at Medtronic upon his retirement December 31, 2016, Mr. Ellis entered into a consulting agreement with the Company

(the "Consulting Agreement") pursuant to which he agreed to serve as a consultant from January 1, 2017 until December 31, 2017 (the "Term"). Mr. Ellis agreed to provide advice as to Company matters of which he has special knowledge arising from his duties as former

Chief Financial Officer and former Executive Vice President of Global Operations and Information Technology ("Services"). During the Term, the Company agreed to pay Mr. Ellis $3,520 for each day that Mr. Ellis provides Services. The Consulting Agreement includes cooperation, non-disparagement, non-competition and non-solicitation covenants. The Consulting Agreement may be terminated by either party with written notice, without further obligation or liability.

Change of Control Agreements

Under Medtronic's change of control agreements, no benefits are payable to an executive officer unless there is both a change of control and a termination of the executive by the Company other than for cause or by the executive for "good reason" as defined by the agreement. This is known as a *double trigger*. Absent a change of control, the agreements do not require Medtronic to retain the executives or to pay them any specified level of compensation or benefits.

Each agreement provides that for three years after a change of control — *the first trigger* — there will be no adverse change in the executive's salary, bonus opportunity, benefits or location of employment. If during this three-year period the executive's employment is terminated by Medtronic other than for cause, or if the executive terminates his or her own employment for good reason (as defined in the agreements, and including compensation reductions, demotions, relocation and excess travel) — *the second trigger* — the executive is entitled to receive payment of accrued salary and annual and long-term incentives through the date of termination as well as accrued vacation pay, accrued pension benefits and any outstanding deferred compensation, and, except in the event of death or disability, a lump sum severance payment equal to the prorated value of the Highest Annual Bonus and three times the sum of his or her base salary and Highest Annual Bonus. For these purposes, Highest Annual Bonus means the greater of the average of the bonuses received by the executive for the last three completed fiscal years preceding the year of termination, and the bonus payable for most recently completed fiscal year. Additionally, the executive is entitled to certain retirement and welfare benefits as further described below in the footnotes to the table. None of the change of control agreements include provisions for a "golden parachute" excise tax gross up. Instead, such payments may be subject to reduction (any such payment a "Reduced Payment") to the extent it would cause the recipient to receive an "excess parachute payment" (as defined in the Internal Revenue Code) unless the change of control payments, less the amount of any excise taxes payable by the NEO, is greater than the Reduced Payment.

Generally, and subject to certain exceptions, a change of control is deemed to have occurred if:

- a majority of Medtronic's Board of Directors are individuals other than the nominees for whose election proxies have been solicited by the Board, or who are then serving as directors appointed by the Board to fill vacancies caused by death or resignation (but not removal) of a director or to fill newly created directorships;

- another party becomes the beneficial owner of at least 30% of Medtronic's outstanding voting stock; or

- Medtronic merges or consolidates with another party (other than certain limited types of mergers), or exchanges shares of voting stock of Medtronic for shares of another corporation pursuant to a statutory exchange, sells or otherwise disposes of all or substantially all of Medtronic's assets, or is liquidated or dissolved.

If a change of control of Medtronic occurs, awards under Medtronic's annual incentive plan will accelerate and, subject to certain limitations set forth in the plan, each participant will be entitled to a final award based on certain assumptions as to target performance and salary. On August 22, 2013, shareholders approved the Medtronic, Inc. 2013 Stock Award and Incentive Plan, which replaced the Company's 2008 Stock Award and Incentive Plan, and which was amended and restated in connection with the Covidien acquisition. For awards granted under the Medtronic plc Amended and Restated 2013 Stock Award and Incentive Plan, or the predecessor 2008 Stock Award and Incentive Plan, and related agreements, stock options will only become exercisable in full, and all restrictions under such outstanding restricted stock or units (including PBRSUs) will only lapse, if the award is not replaced by a qualifying replacement award that satisfies certain conditions set forth in the plan or, if a replacement award is granted, upon termination of a participant's employment by the Company without cause or by the participant for good reason during the two years following the date of the change of control.

If a change of control occurs during a plan year, subject to certain limitations, Medtronic's matching contribution to the 401(k) Plan will equal the greater of Medtronic's target percentage matching contribution, or if the change of control occurs after the first quarter of a plan year, the percentage contribution Medtronic would have made upon completion of the plan year based on performance as most recently projected by Medtronic prior to the change of control and disregarding the effects of the change of control.

The table below reflects estimated payments for our NEOs as a result of the change of control agreements, assuming (1) the change of control occurred and (2) the Company terminates employment other than for cause or disability or the executive terminates employment for good reason, on April 28, 2017.

Name	Severance Amount[1][2][3]	Long-Term Performance Plan Payouts[4]	Accelerated Vesting of Stock Options[5]	Restricted Stock Unit Vesting[6]	Present Value of Increased Pension Benefits[7]	Other[8]	Total
Omar Ishrak	$ 15,331,228	$ 8,833,334	$ 4,655,511	$ 13,992,350	$ 689,779	$ 78,469	$ 43,580,671
Karen L. Parkhill	$ 5,365,531	$ 1,000,000	$ 0	$ 5,379,348	$ 0	$ 137,544	$ 11,882,423
Michael J. Coyle	$ 3,971,388	$ 2,583,336	$ 1,234,669	$ 7,736,768	$ 0	$ 350,043	$ 15,877,491
Bryan C. Hanson	$ 5,692,176	$ 2,183,336	$ 1,132,787	$ 7,914,263	$ 0	$ 237,412	$ 17,159,974
Rob ten Hoedt	$ 5,166,793	$ 1,533,336	$ 497,246	$ 2,995,307	$ 750,967	$ 417,957	$ 11,361,606

(1) This amount includes three times the sum of (a) the executive's base salary at the time of termination and (b) the greater of Fiscal Year 2017's annual bonus or the average of the annual bonuses for the three most recently completed fiscal years.

(2) This amount has been reduced for Mr. Coyle so as to not incur excise taxes under Section 280G.

(3) This amount also includes the prorated value of the greater of Fiscal Year 2017's annual bonus or the average of the annual bonuses for the three most recently completed fiscal years.

(4) This amount represents the unvested projected payments of the 2016-2018 LTPP and 2017-2019 LTPP.

(5) This amount represents the market gain (or intrinsic value) of unvested options as of April 28, 2017, at the closing price on that date of $83.09.

(6) This amount represents the value of unvested restricted stock units, PBRSUs and dividend-equivalent units as of April 28, 2017, at the closing price on that date of $83.09.

(7) This amount reflects the estimated present value of additional pension benefits due to the NEO upon a change of control assuming an additional three years of age and service.

(8) This amount represents the estimated value of the three-year continuation of Company contributions to certain retirement plans (including the 401(k) plan, the qualified and nonqualified plan), and health and miscellaneous welfare benefits for three years.

Equity Compensation Plan Information

The following table provides information about Medtronic's ordinary shares issuable upon the exercise of options, warrants and rights under all existing equity compensation plans in effect as of April 28, 2017, including the Medtronic plc Amended and Restated 2013 Stock Award and Incentive Plan, the Medtronic, Inc. 2008 Stock Award and Incentive Plan, the Medtronic, Inc. 2003 Long-Term Incentive Plan, the Medtronic, Inc. 2014 Employees Stock Purchase Plan, the Medtronic, Inc. — Kyphon Inc. 2002 Stock Plan, and the Medtronic, Inc. 1998 Outside Director Stock Compensation Plan.

Plan Category	(a)[4] Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights	(c)[5] Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders[1][3]	47,874,574	$53.93	38,783,245
Equity compensation plans not approved by security holders[2][3]	1,861	$46.48	0

(1) Awards under the Medtronic plc Amended and Restated 2013 Stock Award and Incentive Plan may consist of stock options, stock appreciation rights, restricted stock, performance-based restricted stock, restricted stock units, other stock-based awards, and performance cash awards. No more than 5% of the shares will be granted pursuant to restricted stock awards if such award will vest in full prior to three years from the award date or if a condition to such vesting is based, in whole or in part, upon performance of the shares or any aspect of Medtronic's operations and such vesting could occur over a period of less than one year from the award date. This plan was approved by Medtronic, Inc. shareholders.

(2) Awards are no longer being granted from the Medtronic, Inc. — Kyphon Inc. 2002 Stock Plan.

(3) Amounts disclosed do not include stock options, stock appreciation rights, restricted stock, performance-based restricted stock, restricted stock units, or other stock-based awards to acquire 6,672,222 Medtronic shares relating to former Covidien or Kyphon awards assumed in the acquisitions with a weighted average exercise price of $35.79.

(4) Column (a) includes 38,975,597 shares issuable upon exercise of outstanding options, with a weighted average exercise price of $66.25, and the following equity awards, which increase the number of shares in column (a) and decrease the number of shares in column (c): 8,268,629 restricted stock units and their dividend-equivalent units in approved plans, 120,742 shares issuable pursuant to a non-qualified employee stock ownership plan in approved plans, and 509,606 vested units or exercised shares deferred and not yet issued in approved plans.

(5) Column (c) includes 17,750,123 shares available for issuance as of April 28, 2017 under the Medtronic plc Amended and Restated 2014 Employees Stock Purchase Plan and 21,033,122 shares available for issuance as of April 28, 2017 under the Medtronic plc Amended and Restated 2013 Stock Award and Incentive Plan.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee represents and assists the Board of Directors in its oversight of the integrity of Medtronic's financial reporting and compliance programs. In particular, the Audit Committee reviews the independence, qualifications and performance of Medtronic's independent registered public accounting firm and the performance of its internal auditors. The Audit Committee also has responsibility for oversight of Medtronic's compliance with legal and regulatory requirements. In this role, the Audit Committee, among other things, oversees Medtronic's policies and programs reasonably designed to ensure that Medtronic's relationships with, and payments to, health care providers are appropriate and lawful, and receives reports of Company and third-party reviews of such matters. As of the date of this report, the Audit Committee consisted of the five members listed below, each of whom is an independent director in accordance with the Securities and Exchange Commission ("SEC") and New York Stock Exchange requirements, meets additional independence standards applicable to audit committee members and qualifies as an "audit committee financial expert" within the meaning of that term as defined by the SEC pursuant to Section 407 of the Sarbanes-Oxley Act of 2002.

Medtronic's management is responsible for preparing Medtronic's financial statements and the overall reporting process, including Medtronic's system of internal controls. The Audit Committee is directly responsible for the compensation, appointment and oversight of Medtronic's independent registered public accounting firm, PricewaterhouseCoopers LLP ("PricewaterhouseCoopers"). That firm reports directly to the Audit Committee. The independent registered public accounting firm is responsible for auditing the financial statements and expressing an opinion on the conformity of the audited financial statements with generally accepted accounting principles in the United States ("U.S. GAAP") and auditing the Company's internal control over financial reporting. The Audit Committee also meets privately in separate executive sessions periodically with management, internal audit, compliance and representatives from Medtronic's independent registered public accounting firm.

In this context, the Audit Committee has held discussions with management and PricewaterhouseCoopers. Management

represented to the Audit Committee that Medtronic's consolidated financial statements were prepared in accordance with U.S. GAAP, and the Audit Committee has reviewed and discussed the audited financial statements with management and PricewaterhouseCoopers.

PricewaterhouseCoopers has informed the Audit Committee that, in its opinion, the consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows that accompany Medtronic's 2017 Annual Report present fairly, in all material respects, the financial position of Medtronic and its subsidiaries at April 28, 2017, and April 29, 2016, and the results of Medtronic's operations and cash flows for each of the three fiscal years in the period ended April 28, 2017, are in conformity with U.S. GAAP.

The Audit Committee also has discussed with PricewaterhouseCoopers the matters required to be discussed by Auditing Standard No. 1301 (Communications With Audit Committees), as amended, and requested any other relevant input from PricewaterhouseCoopers. PricewaterhouseCoopers provided to the Audit Committee, and the Audit Committee received, the written disclosures and letter required by applicable requirements of the Public Company Accounting Oversight Board regarding PricewaterhouseCoopers' communications with the audit committee concerning independence, and the Audit Committee discussed with PricewaterhouseCoopers their independence.

Based on the considerations above, the Audit Committee recommended to the Board of Directors, and the Board has approved, the inclusion of the audited financial statements in Medtronic's Annual Report on Form 10-K for Fiscal Year 2017 for filing with the SEC. The Audit Committee has recommended PricewaterhouseCoopers as Medtronic's independent registered public accounting firm for Fiscal Year 2018 and recommended that the Board of Directors submit this appointment to the Company's shareholders for ratification at the Annual General Meeting. Audit and any permitted non-audit services provided to Medtronic by PricewaterhouseCoopers are pre-approved by the Audit Committee.

AUDIT COMMITTEE (as of June 22, 2017):

Shirley Ann Jackson, Ph.D., Chair
Scott C. Donnelly
Randall J. Hogan, III

Kendall J. Powell
Robert C. Pozen

AUDIT AND NON-AUDIT FEES

The following table presents fees for professional audit services rendered by PricewaterhouseCoopers for the audit of Medtronic's annual financial statements for the fiscal years ended April 29, 2016 and April 28, 2017, and fees for other services rendered by PricewaterhouseCoopers. All of the audit, audit-related, tax and all other fees were approved by the Audit Committee.

	Fiscal 2016	Fiscal 2017
Audit Fees[1]	$ 16,652,000	16,369,000
Audit-Related Fees[2]	521,000	2,821,000
Tax Fees[3]	3,045,000	2,072,000
All Other Fees[4]	19,000	134,000

(1) Audit services consisted principally of domestic and international audits, statutory audits and assessment of internal control over financial reporting.

(2) Audit-related services consisted principally of non-recurring procedures in connection with the Company's plan to sell the Patient Care, Deep Vein Thrombosis, and Nutritional Insufficiency businesses within the PMR division of our Minimally Invasive Therapies Group to Cardinal Health Inc.

(3) Tax-related services consisted principally of services related to assistance with transfer pricing, tax compliance, tax planning, and tax audits.

(4) Other service fees consisted principally of services related to special non-audit reports.

PROPOSAL 2 – NON-BINDING RATIFICATION OF INDEPENDENT AUDITOR AND BINDING AUTHORIZATION OF THE BOARD OF DIRECTORS, ACTING THROUGH THE AUDIT COMMITTEE, TO SET AUDITOR REMUNERATION

The Board of Director's Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent external audit firm retained to audit the Company's financial statements. The Audit Committee has recommended the re-appointment of PricewaterhouseCoopers LLP as our independent external auditor for the fiscal year ending April 27, 2018 and recommended that the Board of Directors submit this appointment to the Company's shareholders for ratification at the Annual General Meeting. PricewaterhouseCoopers LLP has been retained as our external auditor continuously since fiscal year 1963. The Audit Committee is responsible for the audit fee negotiations associated with the retention of PricewaterhouseCoopers. In order to assure continuing auditor independence, the Audit Committee periodically considers whether there should be a regular rotation of our independent external audit firm. Further, in conjunction with the mandated rotation of the auditing firm's lead engagement partner, the Audit Committee and its chairperson are directly involved in the selection of PricewaterhouseCoopers' new lead engagement partner. The members of the Audit Committee and the Board believe that the continued retention of PricewaterhouseCoopers to serve as the Company's independent external auditor is in the best interests of the Company's shareholders.

As required by the Audit Committee Charter and Irish law, the Board of Directors is submitting for shareholder ratification the selection of PricewaterhouseCoopers LLP and the authorization of the Board of Directors, acting through the Audit Committee, to set the auditor's remuneration. If the shareholders do not so ratify, the Audit Committee will reconsider its selection.

The re-appointment of PricewaterhouseCoopers LLP as the independent external auditor of the Company for the fiscal year ending April 27, 2018 and the authorization of the Board of Directors, acting through the Audit Committee, to set the auditors' remuneration is an ordinary resolution and must receive the affirmative vote of a majority of the votes cast in person or by proxy at the Annual General Meeting in order to be approved.

Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual General Meeting, will have the opportunity to make a statement if they desire and are expected to be available to respond to appropriate questions.

THE TEXT OF THE RESOLUTION IN RESPECT OF PROPOSAL NO. 2 IS AS FOLLOWS:

> "RESOLVED, that the appointment of PricewaterhouseCoopers LLP as the independent auditor for the Company for the fiscal year ending April 27, 2018, be and is hereby ratified in a non-binding vote and that the Board of Directors, acting through the Audit Committee, be and is hereby authorized in a binding vote to set the remuneration of the auditor."

THE BOARD OF DIRECTORS RECOMMENDS A VOTE **FOR** THE NON-BINDING RATIFICATION OF THIS APPOINTMENT AND THE BINDING AUTHORIZATION OF THE BOARD OF DIRECTORS, ACTING THROUGH THE AUDIT COMMITTEE, TO SET THE AUDITOR'S RENUMERATION.

Effect of Proposal

Even if the selection of PricewaterhouseCoopers LLP is ratified, the Audit Committee may change the appointment at any time during the year if it determines that a change would be in the best interest of the Company and its shareholders. The Audit Committee will consider the outcome of this vote in its decision to appoint an independent registered public accounting firm next year, but is not bound by the shareholders' vote.

PROPOSAL 3 – ADVISORY RESOLUTION TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION ("SAY-ON-PAY")

Section 14A of the Exchange Act requires that we provide our shareholders with the opportunity to vote to approve, on a non-binding advisory basis, the compensation of our NEOs as disclosed pursuant to Item 402 of Regulation S-K in the Compensation Discussion and Analysis ("CD&A"), tabular disclosures and related narrative of this proxy statement. The Board of Directors has adopted a policy of providing for annual "Say-on-Pay" advisory votes. The next such advisory vote will occur at this Annual General Meeting of Shareholders.

As discussed in more detail in the CD&A, Medtronic's executive compensation program is designed to attract, motivate and retain top talent; emphasize incentive compensation alignment with sustained profitable growth; align with shareholder interests by encouraging executive stock ownership and linking a meaningful portion of compensation to the value of Medtronic ordinary shares; favor moderate cash allowances instead of Company-provided perquisites; and discourage inappropriate risk taking.

All executive compensation elements are targeted in relation to the median range of our competitive market, with actual compensation delivered based on Company and individual performance. Performance-based compensation constitutes 83% to 91% of target NEO compensation, and target long-term performance-based compensation constitutes 67% to 75% of NEO compensation. Fiscal Year 2017 had strong financial results, and the Company's top-line and bottom-line growth rates were within the target range of the potential performance payout. In light of these business results, the Company's annual incentive plan and long-term performance plan paid out at 94.41% and 100.00% of targeted amounts, respectively.

In addition to aligning total compensation with Company performance, the Company has actively promoted an overall compensation philosophy that is in the best interests of the Company's shareholders. For example, change of control agreements no longer include any excise tax gross-up provisions, and the Company does not provide excessive perquisites or benefits to our NEOs. Also, in furtherance of pay practices preferred by institutional shareholders, equity awards granted under the Medtronic plc Amended and Restated 2013 Stock Award and Incentive Plan that are replaced in connection with a change of control do not vest on the occurrence of a change of control and instead vest only if a participant is involuntarily terminated within a limited period following the change of control. The Company requires each executive to retain significant portions of his or her equity compensation awards and continues to follow a broad clawback policy that allows the Company to recapture equity compensation and other incentive awards paid to an executive who engages in misconduct.

Approval on an advisory basis of the compensation of our named executive officers is an ordinary resolution and must receive the affirmative vote of a majority of the votes cast in person or by proxy at the Annual General Meeting in order to be approved.

THE TEXT OF THE RESOLUTION IN RESPECT OF PROPOSAL NO. 3. IS AS FOLLOWS:

"RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation awarded to the named executive officers, as described in the CD&A, tabular disclosures, and other narrative executive compensation disclosures in this proxy statement."

THE BOARD OF DIRECTORS RECOMMENDS A VOTE **FOR** THE ADVISORY RESOLUTION TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION.

Effect of Proposal

The Say-on-Pay resolution is non-binding. The approval or disapproval of this proposal by shareholders will not require the Board or the Compensation Committee to take any action regarding Medtronic's executive compensation practices. The final decision on the compensation and benefits of our executive officers and on whether, and if so, how, to address shareholder disapproval remains with the Board and the Compensation Committee. The Board, however, values the opinions of our shareholders as expressed through their votes and other communications. Although the resolution is non-binding, the Board will carefully consider the outcome of the advisory vote on executive compensation and shareholder opinions received from other communications when making future executive compensation decisions.

PROPOSAL 4 – TO APPROVE THE AMENDMENT AND RESTATEMENT OF THE MEDTRONIC PLC AMENDED AND RESTATED 2013 STOCK AWARD AND INCENTIVE PLAN

General

The following information relates to the recommendation of the Board of Directors (the "Board") that the shareholders of the Company approve the amendment and restatement of the Medtronic plc 2013 Stock Award and Incentive Plan (formerly known as the Medtronic, Inc. Stock Award and Incentive Plan) ("2013 Plan") to increase the authorized number of shares by Fifty Million (50,000,000), bringing the total number of shares available for future grants under the 2013 Plan as of April 28, 2017 to 71,033,122 and the total number of shares reserved for grant since the adoption of the 2013 Plan to 122,121,596 (the "Plan Amendment"). The Company is seeking shareholder approval so that it may continue granting awards under the 2013 Plan in order to provide additional incentives to selected employees, directors, officers and consultants, strengthen commitment, motivate the diligent performance of responsibilities and attract and retain competent and dedicated persons whose efforts should result in our long-term growth and profitability.

The 2013 Plan was adopted by the Board of Medtronic, Inc. and approved by the shareholders of Medtronic, Inc. on August 22, 2013. Effective as of January 26, 2015, the 2013 Plan was amended to provide for the assumption of the 2013 Plan by the Company as an Irish public limited company. Subject to shareholder approval, we plan to register the additional 50,000,000 shares reserved under the 2013 Plan on a Registration Statement on Form S-8. As of April 28, 2017, 21,033,122 shares were available for future grant under the 2013 Plan.

We also made the following additional updates to the Plan to reflect changes in the law, accounting rules and current practices, including the following:

- Adding EBITDA and operating cash flow to the definition of "Performance Goals";
- Clarifying that, with respect to all awards, dividends or other distributions or dividend equivalents may not be paid until an award is vested;
- Providing that withholding obligations may be settled with shares up to the maximum statutory tax rate in the applicable jurisdiction;
- Providing that, if shares are withheld at a rate that is higher than the minimum statutory tax rate, only the number of shares withheld at the minimum statutory tax rate will again become available for issuance under the 2013 Plan; and
- Updating the Irish statutory references in the 2013 Plan to ensure consistency with the Irish Companies Act of 2014.

Dilution and Historical Share Usage

Dilution

In evaluating whether to amend the 2013 Plan and determining the number of shares to request for approval, the Board evaluated the dilution and existing terms of outstanding awards under the 2013 Plan. As of April 28, 2017, 21,033,122 shares were reserved for issuance under the 2013 Plan, which represents approximately 1.50% of our issued and outstanding shares. The Board believes that this number of shares constitutes reasonable potential equity dilution. The closing trading price of each ordinary share as of April 28, 2017 was $83.09.

As of April 28, 2017, the following equity awards were outstanding: 45,194,083 stock options and 9,354,574 restricted stock units. The new shares available under the 2013 Plan would represent an additional potential equity dilution of approximately 3.28%. The current potential equity dilution for all existing equity plans is approximately 5.13%. Including the proposed additional shares under the Plan Amendment, the potential equity dilution from all equity incentive awards outstanding and available for grant under all of our existing equity plans would result in a maximum potential equity dilution of approximately 8.24%.

Share Usage

In evaluating whether to amend the 2013 Plan and determining the number of shares to request for approval, the Board considered the Company's historical gross burn rate (the number of incentive awards granted during a period in proportion to the Company's outstanding shares), issued equity overhang (outstanding incentive awards in proportion to the Company's outstanding shares) and total equity overhang (outstanding incentive awards and shares available for future awards in proportion to the Company's outstanding shares). The Company's gross burn rate for the 2017 fiscal year was 0.99% and the three-year average gross burn rate for fiscal 2015 through 2017 was 2.22%. The Board determined in light of these factors among others that it was appropriate to amend the 2013 Plan.

Terms and Provisions

The material terms and provisions of the 2013 Plan are summarized below. This description does not purport to be complete, and is qualified in its entirety by reference to the full text of the 2013 Plan that is attached as Exhibit B to this Proxy Statement.

Summary of the 2013 Plan

Summary

The following is a summary of the material terms of the 2013 Plan, assuming the Plan Amendment is approved by our shareholders. The 2013 Plan was originally adopted on July 12, 2013, and was subsequently amended on January 26, 2015 to be assumed by the Company as an Irish public limited company. Subject to the approval of our shareholders at the Annual Meeting, the Plan Amendment will become effective as of the date of such approval and, if approved, will continue in effect until terminated by the Board except as noted below, provided that if the Plan Amendment is not approved by our shareholders, the Plan Amendment will not be effective.

The 2013 Plan provides that the Company and its subsidiaries may grant equity-based awards based on or consisting of ordinary shares, par value $0.0001 per share of the Company ("Shares"). The 2013 Plan provides for the issuance of options, share appreciation rights, restricted stock, restricted stock units, other share-based awards and performance awards granted under the 2013 Plan to selected directors, officers, employees and consultants.

Shares Reserved

122,121,596 of our shares will be reserved for issuance under the 2013 Plan (of which, approximately 71,033,122 would be available for grant as of the date of the amendment), subject to shareholder approval of the Plan Amendment. Such shares may be issued pursuant to grants of options, share appreciation rights, restricted stock, restricted stock units, other share-based awards and performance awards granted under the 2013 Plan.

The maximum number of Shares of our common stock that may be issued pursuant to awards granted under the 2013 Plan is 50,000,000, plus any shares which are available for grant as of December 8, 2017 under the 2013 Plan, plus any shares relating to the 2013 Plan or the Company's Amended and Restated 1994 Stock Award Plan, the Medtronic, Inc. 1998 Outside Director Stock Compensation Plan, the Medtronic, Inc. Executive Incentive Plan, the Medtronic, Inc. — Kyphon Inc. 2002 Stock Plan, the Medtronic, Inc. 2003 Long-Term Incentive Plan or the Medtronic, Inc. 2008 Stock Award and Incentive Plan (collectively, the "Predecessor Plans") that become available for grants following December 8, 2017 under the 2013 Plan as described below. The maximum number of shares that may be issued pursuant to incentive stock options granted following the effective date under the plan is 50,000,000. For purposes of these limits, we will count each share issued pursuant to a stock option, stock appreciation right or performance cash award as one share, but each share issued pursuant to any other award as three shares (the "Share-Counting Ratio"). No individual participant may be granted (1) stock options and stock appreciation rights under the 2013 Plan relating to more than 2,000,000 shares during any fiscal year and (2) awards other

than stock options and stock appreciation rights under the 2013 Plan relating to more than 2,000,000 shares during any fiscal year. For purposes of the individual limits we will count each share issued pursuant to awards under the 2013 Plan as one share.

The committee will adjust these maximums, the number and kind of shares that may be issued in respect of awards granted under the 2013 Plan and the exercise price of awards in certain specified circumstances such as stock splits, mergers, and other transactions. The committee may in its sole discretion adjust performance goals due to the occurrence of certain circumstances, unusual or recurring events or other infrequently occurring items as approved by the committee, except to the extent that doing so would cause an award intended to be exempt from Section 162(m) to fail to be exempt.

To the extent that any award under the 2013 Plan or the Predecessor Plans is forfeited, or any option and related tandem stock appreciation right or any free-standing stock appreciation right granted under the 2013 Plan or the Predecessor Plans terminates, expires, or lapses without being exercised, or any award is settled for cash, the shares subject to such awards not delivered as a result thereof will thereupon become available for awards under the 2013 Plan, subject to the Share-Counting Ratio. In addition, if we grant awards in assumption or in substitution for an award of a company or business we acquire, shares issued in connection with the assumed or substituted awards will not count towards the share limits. In the event that any Shares are withheld by the Company or previously acquired shares are tendered by a participant to satisfy any tax withholding obligation with respect to an award other than a stock option or a stock appreciation right, then the shares so tendered or withheld will automatically again become available for issuance under the 2013 Plan and correspondingly increase the total number of shares available under the overall 2013 Plan limit for issuance in accordance with the Share-Counting Ratio. However, the following shares will not again become available for issuance under the 2013 Plan: (a) any shares which would have been issued upon any exercise of a stock option but for the fact that the exercise price was paid by a "net exercise" as defined in the 2013 Plan or any previously acquired shares tendered by a participant in payment of the exercise price of a stock option; (b) any shares withheld by the Company or previously acquired shares tendered by a participant to satisfy any tax withholding obligation with respect to a stock option or a stock appreciation right (but not other awards); (c) shares covered by a stock appreciation right that are not issued in connection with the stock settlement of the stock appreciation right upon its exercise; (d) shares that are repurchased by the Company using stock option exercise proceeds; and (e) if Shares are withheld at a rate that is higher than the minimum statutory tax rate, only the number of Shares withheld at the minimum statutory tax rate will again become available for issuance under the 2013 Plan.

Eligibility and Participation

The committee may select any or all of the following classes of persons to be granted awards under the plan: (i) members of our Board; (ii) officers of, employees of, and consultants to the Company and/or any of our subsidiaries; and (iii) individuals who have accepted offers of employment or consultancy from the Company, and/or from any of our subsidiaries; provided, however, that no grant will be effective prior to the date on which such individual's employment or consultancy commences. We have 91,000 employees as of July 1, 2017, but awards will generally be limited to executive and management-level employees.

Plan Administration

The 2013 Plan is administered by a committee selected by our Board and composed of two or more directors. Each committee member is a non-employee director as defined under federal securities law and an outside director as defined by regulations promulgated under Section 162(m). Unless otherwise determined by the Board, our Compensation Committee will administer the 2013 Plan.

The committee will have exclusive and final authority to administer and interpret the 2013 Plan, including the power to:

- Determine eligibility for participation;
- Establish performance goals for each participant;
- Determine the types of awards to be granted to participants; and
- Interpret the terms and provisions of the plan and any award.

Any determination made by the committee under the 2013 Plan will be made in the sole discretion of the committee, and such determinations will be final and binding on all persons.

The committee may delegate any of its powers and responsibilities in respect of the 2013 Plan, and our full Board may exercise any of the committee's powers and responsibilities. However, the committee may not delegate any of its powers or responsibilities, and the full Board may not exercise any of those powers or responsibilities, to the extent that those actions would cause an award that is intended to be exempt from the limits on deductibility under Section 162(m) to lose that exemption or would cause an award to a director or executive officer to fail to be exempt from short-swing profit recovery under Section 16(b) of the Exchange Act.

Types of Awards

As described in the *"Compensation Discussion and Analysis"* section beginning on page 32, our current equity compensation awards have generally been composed of stock options and restricted stock units. The 2013 Plan also permits the plan administrator to grant other equity awards as described below.

Stock Options

The 2013 Plan enables the committee to grant options to purchase our Shares at specified exercise prices to participants. Options may be granted as "incentive stock options," which are intended to qualify for favorable tax treatment under federal tax law, or "nonqualified stock options," which are not intended to receive such favorable treatment.

Under the 2013 Plan, the committee determines the number of options to be granted to each participant. Unless otherwise determined by the committee, each option grant will be evidenced by a stock option agreement that specifies the option exercise price, whether the options are intended to be "incentive stock options" or "nonqualified stock options," the duration of the options, the number of shares underlying the options, and any additional terms determined by the committee.

Generally, options will be subject to vesting during a period of at least one year following the date of grant. However, this vesting limitation will not apply: (a) to awards made in payment of earned performance-based awards and other earned cash-based incentive compensation; (b) upon a termination of employment due to death, disability or retirement; (c) upon a change of control; (d) to a substitute award that does not reduce the vesting period of the award being replaced; or (e) to awards involving an aggregate number of shares not in excess of five percent of the shares available for grant as options or free-standing stock appreciation rights.

The 2013 Plan provides that the committee may determine the exercise prices of options, but (except in limited circumstances involving awards assumed in certain corporate transactions) the exercise price of any option cannot be less than the fair market value of a Share on the date of grant; provided that incentive stock options granted to a ten-percent shareholder in the Company will have an exercise price no less than 110% of the fair market value of a Share on the date of grant. All options we grant under the plan will expire no later than ten years from the date we grant them.

The methods of exercising an option under the plan are set forth in the 2013 Plan itself. Stock options issued under the 2013 Plan are nontransferable except by will or the laws of descent, except for "nonqualified options," which will be transferable on terms set by the committee. The granting of an option under the 2013 Plan does not give the participant the rights of a shareholder; the participant gains those rights only after the option is exercised and the shares underlying the option are registered.

The committee may not, without prior shareholder approval, seek to "reprice" any previously granted "underwater" options or stock appreciation rights (options or stock appreciation rights whose exercise price is greater than the fair market value of our Shares) by (i) amending or modifying the terms of the option or stock appreciation right to lower the exercise price; (ii) canceling the underwater option or stock appreciation right and granting either replacement options or stock appreciation rights having a lower exercise price (or other awards or cash in exchange); or (iii) repurchasing the underwater options or stock appreciation rights.

Stock Appreciation Rights

The 2013 Plan also enables the committee to grant awards of stock appreciation rights to participants. A stock appreciation right entitles the participant to receive, upon exercise, an amount equal to the excess, if any, of the fair market value of a Share over the exercise price of the stock appreciation right.

The plan provides that the committee may determine the exercise price of any stock appreciation right, but (except in limited circumstances involving awards assumed in certain corporate transactions) the exercise price cannot be less than the fair market value of a Share on the date the stock appreciation right is granted. Stock appreciation rights we issue under the 2013 Plan will, unless otherwise determined by the committee, be evidenced by an award agreement, which will specify the exercise price, the number of shares underlying the rights, and other limitations, terms, and conditions determined by the committee. Under the plan, we will be able to grant "tandem SARs," which are stock appreciation rights granted in conjunction with an option, and "free-standing SARs," which are stock appreciation rights not granted in conjunction with an option.

A "tandem SAR" may be granted on the same date as the related option, will be exercisable only at the time the related option is exercisable, and will have the same exercise price as the related option. When the related option is exercised or forfeited, the "tandem SAR" will terminate or be forfeited; and when the "tandem SAR" is exercised or forfeited, the related option will similarly terminate or be forfeited.

Generally, stock appreciation rights will be subject to vesting during a period of at least one year following the date of grant. However, this vesting limitation will not apply: (a) to awards made in payment of earned performance-based awards and other earned cash-based incentive compensation; (b) upon a termination of employment due to death, disability or retirement; (c) upon a change of control; (d) to a substitute award that does not reduce the vesting period of the award being replaced; or (e) to awards involving an aggregate number of shares not in excess of five percent of the shares available for grant as options or free-standing stock appreciation rights.

The methods of exercising a stock appreciation right granted under the 2013 Plan are set forth in the plan itself. Stock appreciation rights issued under the 2013 Plan will not be transferable except by will or the laws of descent, except for "free-standing SARs," which will be transferable on terms set by the committee.

Restricted Stock

The 2013 Plan also enables the committee to grant awards of restricted stock to participants. Restricted stock awards are actual Shares issued to a participant, subject to conditions on grant, transferability, or vesting based on continued service of the participant, the satisfaction of performance goals, or both. We refer to awards of restricted stock subject to conditions on grant, transferability, or vesting based on the satisfaction of performance goals as "performance-based restricted stock."

Generally, any award of restricted stock will be subject to vesting during a period of at least three years following the date of grant, although a vesting period of at least one year is permissible for performance-based restricted stock. An award of restricted stock may, however, vest in part on a pro rata basis before the expiration of any vesting period. In addition, these vesting limitations will not apply: (a) to awards made in payment of earned performance-based awards and other earned cash-based

incentive compensation; (b) upon a termination of employment due to death, disability or retirement; (c) upon a change of control; (d) to a substitute award that does not reduce the vesting period of the award being replaced; or (e) to awards involving an aggregate number of shares not in excess of five percent of the shares available for grant as awards other than options, stock appreciation rights and performance cash awards.

Except for restrictions imposed by the committee, a recipient of a grant of restricted stock has the rights of a shareholder with respect to the restricted stock, including the right to vote the stock and to receive all dividends and other distributions paid with respect to the restricted stock; provided, however, that, notwithstanding anything to the contrary in an Award Agreement, in no event will a dividend or other distribution or dividend equivalent be paid on restricted stock until the award has vested. Subject to the applicable award agreement, the recipient may not sell, transfer, pledge, exchange, or otherwise encumber shares of restricted stock during the restriction period set by the committee.

Restricted Stock Units

The 2013 Plan also enables the committee to grant restricted stock units, which are awards representing a specified number of hypothetical Shares. The plan enables the committee to issue restricted stock units subject to conditions on grant or vesting based on continued service of the participant, conditions based on the satisfaction of performance goals, or both. We refer to awards of restricted stock units subject to conditions on grant or vesting based on the satisfaction of performance goals as "performance units."

Generally, any award of restricted stock units will be subject to vesting during a period of at least three years following the date of grant, although a vesting period of at least one year is permissible for performance units. An award of restricted stock units may, however, vest in part on a pro rata basis before the expiration of any vesting period. In addition, these vesting limitations will not apply: (a) to awards made in payment of earned performance-based awards and other earned cash-based incentive compensation; (b) upon a termination of employment due to death, disability or retirement; (c) upon a change of control; (d) to a substitute award that does not reduce the vesting period of the award being replaced; or (e) to awards involving an aggregate number of shares not in excess of five percent of the shares available for grant as awards other than options, stock appreciation rights and performance cash awards.

Because restricted stock units are not actual, issued Shares, recipients do not have the rights of a shareholder, but an award of restricted stock units may call for the payment of dividend equivalents; provided, however, that, notwithstanding anything to the contrary in an award agreement, in no event will a dividend equivalent be paid on a restricted stock unit until the award has vested. (See "Other Stock-Based Awards" below). Restricted stock units may not be sold, transferred, pledged, or otherwise encumbered before the units have vested. Restricted stock units that vest will be settled in cash or in Shares or a combination thereof, as determined by the committee. Settlement will occur either at the time of vesting or on a deferred basis, as determined by the committee or, if the committee permits, by election of the recipient.

Other Stock-Based Awards

The 2013 Plan also enables the committee to grant other stock-based awards. Other stock-based awards are awards that are valued by reference to our shares, including unrestricted stock, dividend equivalents and convertible debentures. Awards of unrestricted stock may only be granted in lieu of compensation that would otherwise be due and payable to the participant.

Generally, any other stock-based award that is not an option, stock appreciation right, or grant of unrestricted stock will be subject to vesting during a period of at least three years following the date of grant, although a vesting period of at least one year is permissible if vesting of the award is conditioned on performance goals. Such an award may, however, vest in part on a pro rata basis before the expiration of any vesting period. In addition, these vesting limitations will not apply: (a) to awards made in payment of earned performance-based awards and other earned cash-based incentive compensation; (b) upon a termination of employment due to death, disability or retirement; (c) upon a change of control; (d) to a substitute award that does not reduce the vesting period of the award being replaced; or (e) to awards involving an aggregate number of shares not in excess of five percent of the shares available for grant as awards other than options, stock appreciation rights and performance cash awards. Notwithstanding anything to the contrary in an award agreement, in no event will a dividend or other distribution or dividend equivalent be paid on any other stock-based award until the award has vested.

Performance-Based Awards

As noted above, the 2013 Plan authorizes the committee to grant performance cash awards, performance-based restricted stock, and performance units. We refer to these kinds of awards collectively as "performance-based awards." We anticipate that annual bonus awards for our executive officers, as well as cash-denominated long-term incentive awards for our executive officers, will be granted pursuant to the provisions of the plan authorizing performance cash awards.

The committee may determine that a performance-based award is intended to be exempt from the limits on deductibility under Section 162(m). In such cases, in order to meet the requirements for that exemption, the goals must be based on one or more of the following criteria set forth in the plan: sales, net sales, revenue, revenue growth or product revenue growth, operating income (before or after taxes), earnings before interest, taxes, depreciation, and amortization, operating cash flow, return on invested capital, return on capital employed, pre- or after-tax income (before or after allocation or corporate overhead and bonus), net earnings, earnings per share, diluted earnings per share, consolidated earnings before or after taxes (including earnings before some or all of the following: interest, taxes, depreciation and amortization), net income, gross profit, gross margin, year-end cash, debt reductions, book value per share, return on equity, expense management, return on investment, improvements in capital structure, profitability of an identifiable business unit or product, maintenance or improvements of profit margins, stock price, market share, costs, cash flow, working capital, return on assets or net assets, asset turnover, inventory turnover, economic value added (economic profit) or equivalent metrics, comparison with various stock market indices, appreciation in and/or maintenance of share price, reductions in

costs, regulatory achievements, implementation, completion or attainment of measurable objectives with respect to research, development, products or projects and recruiting or maintaining personnel, and total shareholder return; each as measured with respect to the Company or one or more Subsidiaries, divisions, business units, or business segments of the Company, either in absolute terms or relative to the performance of one or more other companies or an index covering multiple companies.

The committee may, in its sole discretion, provide that one or more objectively determinable adjustments will be made to one or more of the performance goals. Such adjustments may include, but are not limited to, one or more of the following: (i) items related to a change in accounting principles; (ii) items relating to financing activities; (iii) expenses for restructuring or productivity initiatives; (iv) other non-operating items; (v) items related to acquisitions; (vi) items attributable to the business operations of any entity acquired by the Company during the performance period; (vii) items related to the disposal or sale of a business or segment of a business; (viii) items related to discontinued operations that do not qualify as a segment of a business under applicable accounting standards; (ix) items attributable to any stock dividend, stock split, combination or exchange of stock occurring during the performance period; (x) any other items of significant income or expense which are determined to be appropriate adjustments; (xi) items relating to unusual or infrequently occurring corporate transactions, events or developments, (xii) items related to amortization of acquired intangible assets; (xiii) items that are outside the scope of the Company's core, on-going business activities; (xiv) items related to acquired in-process research and development; (xv) items relating to changes in tax laws; (xvi) items relating to major licensing or partnership arrangements; (xvii) items relating to asset impairment charges; (xviii) items relating to gains or losses for litigation, arbitration and contractual settlements; or (xix) items relating to any other unusual or nonrecurring events or changes in applicable laws, accounting principles or business conditions. For all awards intended to qualify for the Section 162(m) Exemption, such determinations will be made within the time prescribed by, and otherwise in compliance with, Section 162(m) of the Internal Revenue Code (the "Code").

Equitable Adjustments

In the event of a merger, consolidation, acquisition of property or shares, stock rights offering, liquidation, separation, spinoff, disaffiliation, extraordinary dividend of cash or other property, or similar event affecting the Company or any of its subsidiaries (a "Corporate Transaction"), the committee, or the Board will make substitutions or adjustments that it deems appropriate and equitable to (i) the aggregate number and kind of shares or other securities reserved for issuance and delivery under the 2013 Plan, (ii) the various maximum share limitations set forth in the 2013 Plan, (iii) the number and kind of shares or other securities subject to outstanding awards, and (iv) the exercise price of outstanding awards. Any fractional shares resulting from such adjustment will be eliminated and any adjustments determined by the committee will be final, binding and conclusive.

In the event of a stock dividend, stock split, reverse stock split, reorganization, share combination, recapitalization, or similar event affecting the capital structure of the Company, the committee or the Board will make substitutions or adjustments that it deems appropriate and equitable to (i) the aggregate number and kind of shares or other securities reserved for issuance and delivery under the 2013 Plan, (ii) the various share maximum limitations set forth in the 2013 Plan, (iii) the number and kind of shares or other securities subject to outstanding awards, and (iv) the exercise price of outstanding awards, provided that in no event will the per share exercise price of an option or the subscription price payable per share of an award be reduced to an amount that is lower than the nominal value of a share. Any fractional shares resulting from such adjustment will be eliminated and any adjustments determined by the committee will be final, binding and conclusive.

In the case of Corporate Transactions, such adjustments may include, without limitation, (i) the cancellation of outstanding awards in exchange for payments of cash, property, or a combination thereof having an aggregate value equal to the value (if any) of such awards, as determined by the committee or the Board in its sole discretion (it being understood that, in the case of a Corporate Transaction with respect to which holders of Shares receive consideration other than publicly traded equity securities of the surviving corporation, any such determination by the committee that the value of an option or stock appreciation right will be deemed to equal the excess, if any, of the value of the consideration being paid for each share pursuant to such Corporate Transaction over the exercise price of such option or stock appreciation right will conclusively be deemed valid), (ii) the substitution of other property (including, without limitation, cash or our other securities and securities of other entities) for the shares subject to outstanding awards, and (iii) in connection with a disaffiliation, arranging for the assumption of awards, or replacement of awards with new awards based on other property or other securities (including, without limitation, our other securities and securities of other entities), by the affected subsidiary, or division of the Company or by the entity that controls such subsidiary, or division of the Company following such Corporate Transaction (as well as any corresponding adjustments to awards that remain based upon our securities). If the committee determines that, as of the date of the Corporate Transaction, the award has no value, then we may terminate such award without payment.

Change of Control

Unless otherwise provided in an award agreement, upon a change of control (as defined in the plan), each award granted under the 2013 Plan will immediately vest in full and become exercisable and transferable unless the award is replaced by a qualifying replacement award that satisfies certain conditions set forth in the plan. (We refer to awards that replace awards under the plan following a change of control as "replacement awards," and those being replaced as "replaced awards.") In the case of performance awards, awards that are not replaced will be deemed to be earned and payable, adjusted pro rata for the amount of the performance period that has elapsed as of the date of the change of control, based on the greater of the applicable target level or the level of achievement of the applicable performance goals through the date of the change of control.

Replacement awards must (i) be of the same type as the replaced award, (ii) have a value at least equal to that of the replaced award, (iii) if the underlying replaced awards were equity-based awards, relate to publicly traded securities, and (iv) have terms and

conditions no less favorable to the participant than the replaced award. Also, replacement awards must become fully vested and, if applicable, exercisable and free of restrictions upon the termination of a participant's employment by the Company without cause or by the participant for good reason (as each is defined in the 2013 Plan) during the two years following the date of the change of control. Any options or stock appreciation rights held by the participant as of the change of control, or granted pursuant to a replacement award, will remain exercisable following such a termination until the earlier of (1) the third anniversary of the change of control or (2) the expiration of the term of the option or stock appreciation right.

Definition of Change of Control

For purposes of the 2013 Plan, a "Change of Control" generally means the occurrence of any of the following events:

a) Any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Act) (a "Person") becomes the beneficial owner (within the meaning of Rule 13d-3 promulgated under the Act) of 30% or more of either (i) the then-outstanding Shares (the "Outstanding Company Shares") or (ii) the combined voting power of our then-outstanding voting securities entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); provided that the following acquisitions will not constitute a change of control: (1) an acquisition directly from the Company; (2) an acquisition by the Company or a subsidiary; (3) an acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any subsidiary; (4) any acquisition by an underwriter temporarily holding securities pursuant to an offering of such securities or (5) an acquisition pursuant to a transaction that complies with sections (c)(i), (c)(ii), and (c)(iii) below;

b) The following individuals cease for any reason to constitute at least a majority of the Board: individuals who, on the effective date, constitute the Board (the "Incumbent Directors") and any new director (other than any director whose initial assumption of office occurs as a result of either an actual or threatened election contest with respect to the election or removal of directors) whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the Incumbent Directors then on the Board; or

c) The consummation of a reorganization, merger, statutory share exchange or consolidation (or similar corporate transaction) involving the Company or a subsidiary, the sale or other disposition of all or substantially all of the Company's assets, or the acquisition of assets or stock of another entity (a "Business Combination"), unless immediately following such Business Combination: (i) substantially all of the beneficial owners, respectively, of the Outstanding Company Common Stock and the Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of, respectively, the then-outstanding shares of common stock and the total voting power of (A) the surviving corporation of the Business Combination or (B) if applicable, the ultimate parent corporation that directly or indirectly has beneficial ownership of 80% or more of the voting securities eligible to elect directors of the surviving corporation (the " Parent Corporation"), in substantially the same proportion as their ownership, immediately prior to the Business Combination, (ii) no Person (other than any employee benefit plan (or related trust) sponsored or maintained by the surviving corporation or the Parent Corporation), is or becomes the beneficial owner, directly or indirectly, of 30% or more of the outstanding Shares and the total voting power of the outstanding securities eligible to elect directors of the Parent Corporation (or, if there is no Parent Corporation, the surviving corporation) and (iii) at least a majority of the members of the Board of the Parent Corporation (or, if there is no Parent Corporation, the surviving corporation) following the consummation of the Business Combination were Incumbent Directors at the time of the Board's approval of the initial agreement providing for such Business Combination; or

d) Approval by our shareholders of a complete liquidation or dissolution of the Company.

Any one or more of the above events may be effected pursuant to (A) a compromise or arrangement sanctioned by the court under Chapter 1 of Part 9 of the Irish Companies Act of 2014 or (B) Chapter 2 of Part 9 of the Irish Companies Act of 2014.

Withholding Taxes

Each participant will, no later than the date an amount first becomes includible in the gross income for federal, state, local, or foreign income or employment or other tax purposes with respect to any award under the 2013 Plan, pay to the Company, or make arrangements satisfactory to the Company regarding the payment of, any federal, state, local, or foreign taxes of any kind required by law to be withheld with respect to such amount. Unless otherwise determined by the Company, withholding obligations may be settled with shares, including shares that are part of the award that gives rise to the withholding requirement, in an amount not to exceed the maximum statutory tax rates in the applicable jurisdiction and that will not cause the Company adverse accounting consequences, all in accordance with such procedures as the committee establishes and to the extent permissible under applicable law and applicable withholding rules. The obligations of the Company under the 2013 Plan will be conditioned on such payment or arrangements, and the Company and its subsidiaries will, to the extent permitted by law, have the right to deduct any such taxes from any payment otherwise due to such participant. The Committee may establish such procedures as it deems appropriate, including making irrevocable elections, for the settlement of withholding obligations with Shares.

Term, Amendment and Termination of the Plan

The 2013 Plan is effective as of December 8, 2017, subject to and contingent upon approval by at least a majority of the votes cast on the issue by our shareholders in response to this proposal. The plan has a term of ten years. The Board, or the committee, may amend, alter, or discontinue the plan, but no amendment, alteration, or discontinuation may be made that would materially impair the rights of a participant with respect to a previously granted award without the participant's consent, except such an amendment made to comply with applicable law, including, without limitation, Section 409A of the Code, Section 162(m) of the Code, Section 422 of the Code, stock exchange rules or accounting rules. In addition, no amendment may be made without the approval

of our shareholders to the extent that such approval is required by applicable law or by the listing standards of the applicable exchange.

The committee may unilaterally amend the terms of any outstanding award; provided, however, that no such amendment may cause an award to cease to qualify for exemption under Section 162(m). Subject to the foregoing sentence, the amendment authority of the committee includes, without limitation, the authority to modify the number of shares or other terms and conditions of an award; extend the term of an award; accelerate the exercisability or vesting or otherwise terminate any restrictions relating to an award; accept the surrender of any outstanding award; and, to the extent not previously exercised or vested, authorize the grant of new awards in substitution for surrendered awards; provided, however that (a) the amended or modified terms are permitted by the 2013 Plan as then in effect; (b) any participant adversely affected by such amended or modified terms has consented to such amendment or modification unless such amendment is necessary to comply with applicable law; and (c) the authority to accelerate the exercisability or vesting or otherwise terminate restrictions relating to an award may be exercised only in connection with a participant's death, disability or retirement, in connection with a change of control, or to the extent such actions involve an aggregate number of shares not in excess of five percent of the number of shares available for awards.

Governing Law

The Plan is construed and enforced in accordance with the laws of the State of Minnesota without regard to the application of the principles of conflicts or choice of laws.

New Plan Benefits

Awards under the 2013 Plan will be made by the plan administrator in its discretion and depend on a number of factors. Generally, the future awards that would be received under the 2013 Plan by our executive officers and other service providers are discretionary and are therefore not determinable at this time.

Certain Federal Income Tax Consequences

The following is a summary of certain U.S. federal income tax consequences of awards we may make under the 2013 Plan. The discussion is general in nature; we have not taken into account a number of considerations which may apply in light of the circumstances of a particular participant. The income tax consequences under applicable state and local tax laws may not be the same as under U.S. federal income tax laws.

Non-Qualified Stock Options

The participant will not recognize taxable income at the time of a grant of a non-qualified stock option, and we will not be entitled to a tax deduction at that time. A participant will recognize compensation taxable as ordinary income (and be subject to income tax withholding) upon exercise of a nonqualified stock option; the recognized compensation will be equal to the excess of the fair market value of the shares purchased over their exercise price. We generally will be entitled to a corresponding deduction upon exercise of a nonqualified stock option.

Incentive Stock Options

The participant will not recognize taxable income at the time of a grant of an incentive stock option. The participant will also not recognize taxable income (except for purposes of the alternative minimum tax) upon exercise of an incentive stock option.

If the shares acquired by exercise of an incentive stock option are held for the longer of (i) two years from the date the option was granted and (ii) one year from the date the shares were purchased, any gain or loss arising from disposition of those shares, based on the excess of the amount realized upon the disposition over the original exercise price, will be taxed as a long term capital gain or loss, and we will not be entitled to any deduction. If, however, the shares acquired are not held for the periods described above, then in the year of disposition the recipient will recognize compensation taxable as ordinary income, equal to the excess of the lesser of (i) the amount realized upon such disposition and (ii) the excess of the fair market value of such shares on the date of exercise over the exercise price. We generally will be entitled to a corresponding deduction at that time. The excess of any amount realized in the disposition over the fair market value of the stock on the exercise date will be treated as a capital gain.

Stock Appreciation Rights

The recipient will not recognize taxable income at the time of a grant of a stock appreciation right, and we will not be entitled to a tax deduction at that time. Upon exercise, however, the recipient will recognize compensation taxable as ordinary income (and subject to income tax withholding) equal to the fair market value of any shares delivered and the amount of cash paid by us in settlement of the rights. We generally will be entitled to a corresponding deduction at that time.

Restricted Stock

The recipient of restricted stock will not recognize taxable income at the time of a grant of shares of restricted stock, and we will not be entitled to a tax deduction at such time, unless the participant makes an election under Section 83(b) of the Internal Revenue Code to be taxed at that time. If that election is made, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding) at the time of the grant, equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for such shares. If such election is not made, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding) at the time the restrictions lapse, in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for such shares. We will generally be entitled to a corresponding deduction at the time the ordinary income is recognized by the recipient, except to the extent that the deduction limits of Section 162(m) apply.

In addition, a participant receiving dividends with respect to restricted stock for which the above-described election has not been made, and prior to the time the restrictions lapse, will recognize compensation taxable as ordinary income (and subject to income tax withholding) rather than dividend income. We will generally be entitled to a corresponding deduction, except to the extent that the deduction limits of Section 162(m) apply.

Restricted Stock Units

The recipient will not recognize taxable income at the time of a grant of a restricted stock unit, and we will not be entitled to a tax deduction at that time. The recipient will recognize compensation taxable as ordinary income (and subject to income tax withholding), however, at the time of the settlement of the award, equal to the fair market value of any shares delivered and the amount of cash paid by us. We will be entitled to a corresponding deduction, except to the extent that the deduction limits of Section 162(m) apply.

Unrestricted Stock

The recipient of unrestricted stock, and of restricted stock subject only to restrictions on transferability, will recognize compensation taxable as ordinary income (and subject to income tax withholding) at the time of the grant, equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for such shares. We will generally be entitled to a corresponding deduction at that time, except to the extent that the deduction limits of Section 162(m) apply.

The foregoing general tax discussion is intended for the information of our shareholders considering how to vote with respect to this proposal, and not as tax guidance to participants in the 2013 Plan. We strongly urge participants to consult their own tax advisors regarding the federal, state, local, foreign, and other tax consequences of participating in the 2013 Plan.

Section 162(m)

Section 162(m) of the Code generally limits the deductible amount of total annual compensation paid by a public company to each "covered employee" (the chief executive officer and the three other most highly compensated executive officers of the Company other than the chief financial officer) to no more than $1 million. Excluded from total compensation for this purpose is compensation that is "performance-based" within the meaning of Section 162(m) of the Code. Performance-based awards granted under the 2013 Plan are intended to be excluded from computation of the $1 million limitation. The 2013 Plan permits the plan administrator to grant awards that will be exempt from the deduction limits of Section 162(m).

Equity Compensation Plan Information

The following table summarizes the securities authorized for issuance under the 2013 Plan as of April 28, 2017:

Plan Category	(a)[4] Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights	(c)[5] Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders[1][3]	47,874,574	$53.93	38,783,245
Equity compensation plans not approved by security holders[2][3]	1,861	$46.48	0

(1) Awards under the Medtronic plc Amended and Restated 2013 Stock Award and Incentive Plan may consist of stock options, stock appreciation rights, restricted stock, performance-based restricted stock, restricted stock units, other stock-based awards, and performance cash awards. No more than 5% of the shares will be granted pursuant to restricted stock awards if such award will vest in full prior to three years from the award date or if a condition to such vesting is based, in whole or in part, upon performance of the shares or any aspect of Medtronic's operations and such vesting could occur over a period of less than one year from the award date. This plan was approved by Medtronic, Inc. shareholders.

(2) Awards are no longer being granted from the Medtronic, Inc. — Kyphon Inc. 2002 Stock Plan.

(3) Amounts disclosed do not include stock options, stock appreciation rights, restricted stock, performance-based restricted stock, restricted stock units, or other stock-based awards to acquire 6,672,222 Medtronic shares relating to former Covidien or Kyphon awards assumed in the acquisitions with a weighted average exercise price of $35.79.

(4) Column (a) includes 38,975,597 shares issuable upon exercise of outstanding options, with a weighted average exercise price of $66.25, and the following equity awards, which increase the number of shares in column (a) and decrease the number of shares in column (c): 8,268,629 restricted stock units and their dividend-equivalent units in approved plans, 120,742 shares issuable pursuant to a non-qualified employee stock ownership plan in approved plans, and 509,606 vested units or exercised shares deferred and not yet issued in approved plans.

(5) Column (c) includes 17,750,123 shares available for issuance as of April 28, 2017 under the Medtronic plc Amended and Restated 2014 Employees Stock Purchase Plan and 21,033,122 shares available for issuance as of April 28, 2017 under the Medtronic plc Amended and Restated 2013 Stock Award and Incentive Plan.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE **FOR** THE APPROVAL OF THE AMENDMENT AND RESTATEMENT OF THE MEDTRONIC PLC AMENDED AND RESTATED 2013 STOCK AWARD AND INCENTIVE PLAN.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL GENERAL MEETING

Medtronic plc
Registered Address—
20 On Hatch, Lower Hatch Street
Dublin 2, Ireland

This proxy statement, the accompanying proxy form, Medtronic's annual report for the year ended April 28, 2017, and our Irish Statutory Financial Statements for the year ended April 28, 2017, will be made available or sent to shareholders commencing on or about October 24, 2017.

Voting by Proxy

Shareholders of the Company who are entitled to attend and vote at the Annual General Meeting are entitled to appoint a proxy or proxies to attend and vote at the Annual General Meeting on their behalf. A proxy is not required to be a shareholder of the Company.

Appointments of proxies can be made as detailed in the section entitled Proxy Summary. In particular, if you are a shareholder

of record of Medtronic and you choose to submit your proxy by telephone, your use of that telephone system, and specifically the entry of your pin number or other unique identifier, will be deemed to constitute your appointment, in writing and under hand, and for all purposes of the Irish Companies Act of 2014, of each of Bradley E. Lerman and Martha Ha as your proxy to vote your shares on your behalf in accordance with your telephone instructions.

Proxy Solicitation

Medtronic's Board of Directors solicits your proxy for use at the 2017 Annual General Meeting of shareholders and any adjournments or postponements of the meeting.

In addition to soliciting proxies over the Internet and through the mail, certain persons may solicit proxies in person or by telephone or fax. Medtronic has retained The Proxy Advisory Group, LLC, 18

East 41st Street, Suite 2000, New York, New York 10017, to assist in the solicitation of proxies, primarily from brokers, banks and other nominees, for a fee of $21,000, plus reasonable out-of-pocket expenses. Brokerage firms, nominees, custodians and fiduciaries may be asked to forward proxy soliciting material to the beneficial shareholders. All reasonable soliciting costs will be borne by Medtronic.

How Proxies will be Voted

The individuals named in the enclosed form of proxy have advised the Board of their intention to vote at the meeting in accordance with instructions on all proxy forms submitted by shareholders and, where no contrary instruction is indicated on the proxy form, as follows: *for* the election by separate resolution of the individuals nominated to serve as directors; *for* the ratification, in a non-binding vote, of PricewaterhouseCoopers LLP as independent auditor for Fiscal Year 2018 and authorizing, in a binding vote, the Board of Directors, through the Audit Committee, to set the auditor's remuneration; *for* approval on an advisory basis of the Company's executive compensation; and *for* approval of the amendment and restatement of the Company's Amended and Restated 2013 Stock Award and Incentive Plan. The Board of

Directors knows of no other matter to be presented at the Annual General Meeting. If any other business properly comes before the Annual General Meeting or any adjournment or postponement thereof, the proxies will vote on that business in accordance with their best judgment.

You may revoke a proxy by submitting a later-dated proxy, by notifying Medtronic by fax, email, letter sent to Medtronic's registered office, or other verifiable communication before the meeting, or by revoking it at the meeting. Attendance at the meeting will not, by itself, revoke a proxy. All properly executed or transmitted proxies not revoked will be voted at the meeting.

Voting at the Meeting

Each Medtronic shareholder of record at the close of business on October 10, 2017, is entitled to one vote for each share then held. As of July 7, 2017, 1,358,576,031 Medtronic ordinary shares (par value US $0.0001 each) were outstanding and entitled to vote.

At the 2017 Annual General Meeting, the inspector of election appointed by the Board of Directors for the meeting will determine the presence of a quorum and tabulate the results of shareholder voting. As provided by the Company's Articles of Association, one or more shareholders present in person or by proxy holding not less than a majority of the issued and outstanding shares of Medtronic entitled to vote at the meeting will constitute a quorum. The inspector of election intends to treat as "present" for these purposes shareholders who have submitted properly executed and transmitted proxies even if marked "abstain" as to some matters. The inspector will also treat as "present" shares held in "street name" by brokers that are voted on at least one proposal to come before the meeting. Adoption of proposals 1 to 4 will require the affirmative vote of a majority of the votes cast by the holders of ordinary shares represented at the Annual General Meeting in person or by proxy.

Abstentions and broker non-votes will not be considered votes cast at the Annual General Meeting. The practical effect of this is that abstentions and shares held in "street name" by brokers that are not voted in respect of these proposals will not have any effect on the outcome of voting on the proposals.

There is no requirement under Irish law that Medtronic's Irish Statutory Financial Statements for the fiscal year ended April 28, 2017 or the related directors' and auditor's reports thereon be approved by the shareholders, and no such approval will be sought at the Annual General Meeting.

Admission to the Meeting

If you wish to attend the Annual General Meeting, you must be a shareholder on the record date and **request an admission ticket in advance** by visiting *www.proxyvote.com* and following the instructions provided (you will need the control number included on your proxy card, voter instruction form or notice), or bring proof of ownership of ordinary shares to the meeting. Tickets will be issued to registered and beneficial owners and to one guest accompanying each registered or beneficial owner.

Requests for admission tickets must be received no later than December 6, 2017. On the day of the meeting, each shareholder will be required to present valid picture identification such as a driver's license or passport with their admission ticket. If you do not request an admission ticket in advance, we will need to determine if you owned ordinary shares on the record date by:

- verifying your name and share ownership against our list of registered shareholders; or
- asking to review evidence of your share ownership as of October 10, 2017, such as your brokerage statement. You must bring such evidence with you in order to be admitted to the meeting.

Seating will begin at 7:45 a.m. and the meeting will begin at 8:00 a.m. Cameras (including cell phones with photographic capabilities), recording devices and other electronic devices will not be permitted at the meeting. You will be required to enter through a security check-point before being granted access to the meeting.

OTHER INFORMATION

Expenses of Solicitation

Medtronic will bear the costs of soliciting proxies, including the reimbursement to record holders of their expenses in forwarding proxy materials to beneficial owners. Directors, officers and regular employees of Medtronic, without extra compensation, may solicit proxies personally or by mail, telephone, email, fax, telex, telegraph or special letter.

We have engaged The Proxy Advisory Group, LLC to assist in the solicitation of proxies and provide related advice and informational support, for a services fee and the reimbursement of customary disbursements that are not expected to exceed $21,000 in the aggregate.

Shareholder Proposals and Director Nominations

In order for a shareholder proposal to be considered timely for inclusion in Medtronic's proxy statement for the 2018 Annual General Meeting, the written proposal must be received by the Company Secretary at Medtronic's registered office no earlier than May 27, 2018 and no later than June 26, 2018. The proposal must comply with SEC regulations regarding the inclusion of shareholder proposals in Company-sponsored proxy materials.

Medtronic's Articles of Association provide that a shareholder may present a proposal or nominee for director from the floor of the Annual General Meeting that is not included in the proxy statement if proper written notice is received by the Company Secretary at Medtronic's registered office not less than 50 nor more than 90 days prior to the Annual General Meeting date. If less than 60

days' notice of the meeting date is given, the submission will be considered timely if it is received by the close of business on the 10th day following the day on which notice of the meeting is given. Any such proposal or nomination must provide the information required by Medtronic's Articles of Association and comply with any applicable laws and regulations. If the shareholder does not also comply with the requirements of Rule 14a-4(c)(2) under the Exchange Act, Medtronic may exercise discretionary voting authority under proxies it solicits to vote in accordance with its best judgment on any such shareholder proposal.

All submissions to, or requests from, the Company Secretary should be made to Medtronic's registered office at 20 on Hatch, Lower Hatch Street, Dublin 2, Ireland, Attn: Company Secretary.

Delivery of Documents to Shareholders Sharing an Address

The SEC has adopted rules regarding delivery of proxy statements and annual reports to shareholders sharing the same address. We may satisfy these delivery rules by delivering a single proxy statement and annual report to an address shared by two or more of our shareholders who are not participating in electronic proxy material delivery. This delivery method, referred to as "householding," results in significant cost savings for us. In order to take advantage of this opportunity, we have delivered only one proxy statement and annual report to multiple shareholders who share an address unless Medtronic has received contrary instructions from one or more of the shareholders. Medtronic will deliver promptly, upon written or oral request, a separate copy of the proxy statement and annual report to a shareholder at a shared address to which a single copy of the documents was delivered. If shareholders

receive one set of materials due to householding, they may revoke their consent for future mailings at any time by contacting Broadridge, either by calling toll-free at 1-800-542-1061, or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, NY 11717. Shareholders will be removed from the householding program within 30 days of their response, following which they will receive an individual copy of our proxy materials. If you are the beneficial owner, but not the record holder, of Medtronic ordinary shares and wish to receive only one copy of the proxy statement and annual report in the future, you will need to contact your broker, bank or other nominee to request that only a single copy of each document be mailed to all shareholders at the shared address in the future.

Notice Regarding Adoption of Financial Reporting Standard ("FRS") 102

The Company adopted FRS 102 (The Financial Reporting Standard Applicable in the U.K. and Republic of Ireland) for the financial year ending April 28, 2017, for its parent entity Irish statutory financial statements. The Company will once again adopt FRS 102 for its parent entity Irish statutory financial statements for the financial year ending April 27, 2018. The Company intends to utilize the disclosure exemptions available. No disclosures in the consolidated U.S. GAAP financial statements would be omitted on adoption of FRS 102 by the parent entity for its Irish statutory financial statements. A shareholder or shareholders having an aggregate holding of 5% or more of the total outstanding ordinary shares in the Company may serve objections in writing to the use of the disclosure exemptions to the Company Secretary at Medtronic plc, 20 On Hatch, Lower Hatch Street, Dublin 2, Ireland before midday, Irish Time on December 1, 2017.

Other

Medtronic's 2017 Annual Report, including financial statements, is being made available to shareholders of record as of October 10, 2017, together with the other proxy materials.

MEDTRONIC WILL FURNISH TO SHAREHOLDERS WITHOUT CHARGE A COPY OF ITS ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED APRIL 28, 2017, UPON RECEIPT OF WRITTEN REQUEST ADDRESSED TO: INVESTOR RELATIONS DEPARTMENT, MEDTRONIC, 710 MEDTRONIC PARKWAY, MINNEAPOLIS, MINNESOTA 55432.

The Board of Directors knows of no other matter to be presented at the Annual General Meeting. If any other business properly comes before the Annual General Meeting or any adjournment or postponement thereof, the proxies will vote on that business in accordance with their best judgment.

By Order of the Board of Directors,



Bradley E. Lerman
Company Secretary
MEDTRONIC plc

APPENDIX A – NON-GAAP RECONCILIATIONS

This proxy statement provides certain revenue growth rates, operating margin improvement and diluted EPS figures on a comparable, constant currency basis and as adjusted for the favorable extra week in fiscal year 2016. Constant currency growth measures the change in revenue between current and prior year periods using average exchange rates in effect during the applicable prior year period. These figures are "non-GAAP" financial measures under applicable SEC rules and regulations.

Management believes that referring to comparable constant currency growth rates is a useful way to evaluate the underlying performance of Medtronic's sales. Medtronic generally uses non-GAAP financial measures to facilitate management's review

of the operational performance of the company and as a basis for strategic planning. Non-GAAP financial measures should be considered supplemental to and not a substitute for financial information prepared in accordance with GAAP, and investors are cautioned that Medtronic may calculate non-GAAP financial measures in a way that is different from other companies.

Management strongly encourages investors to review the company's consolidated financial statements and publicly filed reports in their entirety.

Reconciliations of the non-GAAP financial measures to the most directly comparable GAAP financial measures are included below.

MEDTRONIC PLC RECONCILIATION OF OPERATING CASH FLOW TO FREE CASH FLOW (UNAUDITED)

(in millions)	Fiscal Year 2017
Net cash provided by operating activities	$ 6,880
Additions to property, plant, and equipment	(1,254)
Free Cash Flow[1]	$ 5,626

(1) Free cash flow represents operating cash flows less property, plant, and equipment additions.

MEDTRONIC PLC NET INCOME AND DILUTED EPS GAAP TO NON-GAAP RECONCILIATIONS (UNAUDITED)

(in millions, except per share data)	Fiscal year ended April 28, 2017								
	Net Sales	Cost of Products Sold	Gross Margin Percent	Operating Profit	Operating Profit Percent	Income Before Provision for Income Taxes	Net Income attributable to Medtronic	Diluted EPS[1]	Effective Tax Rate
GAAP	$ 29,710	$ 9,291	68.7%	$ 5,330	17.9%	$ 4,602	$ 4,028	$ 2.89	12.6%
Non-GAAP Adjustments:[2]									
Impact of inventory step-up[a]	—	(38)		38		38	24	0.02	36.8
Special charge[b]	—	—		100		100	63	0.05	37.0
Restructuring charges, net	—	(10)		373		373	272	0.20	27.1
Certain litigation charges	—	—		300		300	190	0.14	36.7
Acquisition-related items[c]	—	(10)		230		230	156	0.11	32.2
Amortization of intangible assets	—	—		1,980		1,980	1,460	1.05	26.3
Certain tax adjustments, net[d]	—	—		—		—	202	0.15	—
Non-GAAP	**29,710**	**9,233**	**68.9%**	**8,351**	**28.1%**	**7,623**	**6,395**	**4.60**	**16.2%**
Foreign currency impact	34	(65)	0.3	289	0.9			0.17	
Constant Currency Adjusted	**$ 29,744**	**$ 9,168**	**69.2%**	**$ 8,640**	**29.0%**			**$ 4.77**	

(in millions, except per share data)	Net Sales	Cost of Products Sold	Gross Margin Percent	Operating Profit	Operating Profit Percent	Income Before Provision for Income Taxes	Net Income attributable to Medtronic	Diluted EPS[1]	Effective Tax Rate
				Fiscal year ended April 29, 2016					
GAAP	$ 28,833	$ 9,142	68.3%	$ 5,291	18.4%	$ 4,336	$ 3,538	$ 2.48	18.4%
Non-GAAP Adjustments:[2]									
Impact of inventory step-up[e]	—	(226)		226		226	165	0.12	27.0
Special charge[f]	—	—		70		70	44	0.03	37.1
Restructuring charges, net	—	(9)		299		299	221	0.15	26.1
Certain litigation charges	—	—		26		26	17	0.01	34.6
Acquisition-related items	—	—		283		283	212	0.15	25.1
Amortization of intangible assets	—	—		1,931		1,931	1,467	1.03	24.0
Loss on previously held forward starting interest rate swaps	—	—		—		45	29	0.02	35.6
Debt tender premium	—	—		—		183	118	0.08	35.5
Certain tax adjustments, net[g]	—	—		—		—	417	0.29	—
Non-GAAP	$ 28,833	$ 8,907	69.1%	$ 8,126	28.2%	$ 7,399	$ 6,228	$ 4.37	15.8%

Year over year percent change:	Net Income	Diluted EPS	Operating Margin
GAAP	14%	17%	(0.5)%
Non-GAAP	3%	5%	(0.1)%
Constant Currency Adjusted Non-GAAP[3]		9%	0.8%

(1) The data in this schedule has been intentionally rounded to the nearest $0.01 and, therefore, may not sum.

(2) Non-GAAP adjustments relate to charges or benefits that management believes may or may not recur with similar materiality or impact on results in future periods.

   (a) Represents amortization of step-up in fair value of inventory acquired in connection with the HeartWare acquisition.

   (b) The charge represents a contribution to the Medtronic Foundation.

   (c) Integration-related costs incurred in connection with the Covidien acquisition, and charges incurred in connection with the pending divestiture of a portion of our Patient Monitoring & Recovery division to Cardinal Health.

   (d) The net charge primarily relates to the tax effect from the recognition of the outside basis difference of certain subsidiaries which are included in the expected divestiture of a portion of our Patient Monitoring & Recovery division to Cardinal Health, certain tax charges recorded in connection with the redemption of an intercompany minority interest, and the resolution of various tax matters from prior periods.

   (e) Represents amortization of step-up in fair value of inventory acquired in connection with the Covidien acquisition.

   (f) The impairment of a debt investment.

   (g) Primarily relates to U.S. income tax expense resulting from the Company's completion of an internal reorganization of the ownership of certain legacy Covidien businesses that reduced the cash and investments held by Medtronic's U.S.- controlled non-U.S. subsidiaries. Also includes a benefit related to the establishment of a deferred tax asset on the tax basis in excess of book basis of a wholly owned U.S. subsidiary of which the Company disposed.

(3) Due to its 52/53 week fiscal year calendar, the Company had an additional selling week in the first quarter of fiscal year 2016. While it is difficult to calculate an exact impact from the extra week, the Company estimates an $0.08 to $0.10 benefit to non-GAAP diluted earnings per share (EPS) in the first quarter of fiscal year 2016. The Company estimates that, adjusting for the extra week, non-GAAP earnings, diluted EPS, and operating margin increases were approximately 8 to 9 percent, approximately 11 to 12 percent, and approximately 1 percent, respectively, on a constant currency, constant week basis when compared to the prior fiscal year.

MEDTRONIC PLC WORLD WIDE REVENUE: GEOGRAPHIC[1] (UNAUDITED)

(in millions)	FISCAL YEAR AS REPORTED			FISCAL YEAR CONSTANT CURRENCY ADJUSTED		
	FY17 Total	FY16 Total	Reported Growth[4]	Currency Impact on Revenue	FY17 Total	Constant Currency Growth[3][4]
U.S.	$ 5,454	$ 5,369	2%	$ —	$ 5,454	2%
Non-U.S. Developed	3,393	3,283	3	(3)	3,396	3
Emerging Markets	1,651	1,566	5	(34)	1,685	8
Cardiac & Vascular Group[2]	**10,498**	**10,218**	**3**	**(37)**	**10,535**	**3**
U.S.	5,049	5,014	1	—	5,049	1
Non-U.S. Developed	3,479	3,299	5	45	3,434	4
Emerging Markets	1,391	1,250	11	(28)	1,419	14
Minimally Invasive Therapies Group	**9,919**	**9,563**	**4**	**17**	**9,902**	**4**
U.S.	5,012	4,899	2	—	5,012	2
Non-U.S. Developed	1,588	1,542	3	14	1,574	2
Emerging Markets	766	747	3	(15)	781	5
Restorative Therapies Group[2]	**7,366**	**7,188**	**2**	**(1)**	**7,367**	**2**
U.S.	1,148	1,140	1	—	1,148	1
Non-U.S. Developed	625	584	7	(12)	637	9
Emerging Markets	154	140	10	(1)	155	11
Diabetes Group	**1,927**	**1,864**	**3**	**(13)**	**1,940**	**4**
U.S.	16,663	16,422	1	—	16,663	1
Non-U.S. Developed	9,085	8,708	4	44	9,041	4
Emerging Markets	3,962	3,703	7	(78)	4,040	9
TOTAL	**$ 29,710**	**$ 28,833**	**3%**	**$ (34)**	**$ 29,744**	**3%**

(1) U.S. includes the United States and U.S. territories. Non-U.S. developed markets include Japan, Australia, New Zealand, Korea, Canada, and the countries of Western Europe. Emerging Markets include the countries of the Middle East, Africa, Latin America, Eastern Europe, and the countries of Asia that are not included in the non-U.S. developed markets, as previously defined.

(2) In fiscal year 2017, the Company realigned its divisions within the Restorative Therapies Group, which included a movement of revenue from certain product lines in Restorative Therapies Group to Cardiac & Vascular Group's Aortic & Peripheral Vascular division. As a result, fiscal year 2016 results have been recast to adjust for this realignment.

(3) Constant currency growth, a non-GAAP financial measure, measures the change in revenue between current and prior year periods using average exchange rates in effect during the applicable prior year period.

(4) Fiscal year 2016 was a 53-week year, with the extra week included in the first quarter results. While it is difficult to calculate the impact of the extra week, the Company estimates that the extra week impact on worldwide, fiscal year 2016 first quarter revenue was approximately $450 million. Excluding the approximately $450 million from fiscal year 2016 total revenue would result in approximately 5 percent growth on a constant currency, constant week basis.

APPENDIX B – MEDTRONIC PLC AMENDED AND RESTATED 2013 STOCK AWARD AND INCENTIVE PLAN

Section 1.   Purpose; Definitions

1.1 Purpose

The purpose of this Medtronic plc Amended and Restated 2013 Stock Award and Incentive Plan (this "Plan") is to give the Company and its Subsidiaries (each as defined below) a competitive advantage in attracting, retaining, and motivating officers, employees, directors, and consultants, to provide the ability for the Company to provide such individuals with financial rewards that are intended to be deductible to the maximum extent possible as "performance-based compensation" within the meaning of Section 162(m) of the Code (as defined below), and to provide the Company and its Subsidiaries with an incentive plan that gives officers, employees, directors, and consultants financial incentives directly linked to shareholder value. This Plan is intended to serve as the Company's primary vehicle for equity compensation awards and long-term cash incentive awards for employees, directors, and other service providers, as well as annual bonus awards for the Company's executive officers. Following the date that this Plan was approved by the Company's shareholders, no further equity compensation awards were granted pursuant to any other Company plan (it being understood that outstanding awards under such plans will continue to be settled pursuant to the terms of such plans). The Plan was originally adopted by the board of directors of Medtronic, Inc. and approved by the shareholders of Medtronic, Inc. on July 12, 2013, and was subsequently amended on January 26, 2015 to be assumed by the Company as an Irish public limited company. The Plan is hereby amended and restated as of December 8, 2017, subject to any required approval of the Company's shareholders.

1.2 Definitions

Certain terms used herein have definitions given to them in the first place in which they are used. In addition, for purposes of this Plan, the following terms are defined as set forth below:

(a)   "Act" means the Securities Exchange Act of 1934, as amended from time to time, any regulations promulgated thereunder, and any successor thereto.

(b)   "Administrator" shall have the meaning set forth in Section 2.2.

(c)   "Applicable Exchange" means the New York Stock Exchange or such other securities exchange as may at the applicable time be the principal market for the Shares.

(d)   "Award" means an Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Other Stock-Based Award, or Performance Award granted pursuant to the terms of this Plan.

(e)   "Award Agreement" means a written document or agreement setting forth the terms and conditions of a specific Award.

(f)   "Beneficial Owner" shall have the meaning given in Rule 13d-3, promulgated pursuant to the Act.

(g)   "Board" means the Board of Directors of the Company.

(h)   "Cause" means, unless otherwise provided in an Award Agreement, (i) "Cause" as defined in any Individual Agreement to which the applicable Participant is a party and which is operative at the time in question, or (ii) if there is no such Individual Agreement, or if it does not define "Cause": (A) commission by the Participant of a felony under federal law, local law or the law of the state in which such action occurred, (B) failure on the part of the Participant to perform such Participant's employment duties in any material respect, (C) the Participant's prolonged absence from duty without the consent of the Company, (D) intentional engagement by the Participant in any activity that is in conflict with or adverse to the business or other interests of the Company, or (E) willful misconduct or malfeasance of duty which is reasonably determined to be detrimental to the Company. Notwithstanding the general rule of Section 2.3, following a Change of Control, any determination by the Committee as to whether "Cause" exists shall be subject to de novo review.

(i)   "Change of Control" shall have the meaning set forth in Section 10.2.

(j)   "Code" means the Internal Revenue Code of 1986, as amended from time to time, and any successor thereto, regulations promulgated thereunder, and other relevant interpretive guidance issued by the Internal Revenue Service or the Treasury Department. Reference to any specific section of the Code shall be deemed to include such regulations and guidance, as well as any successor provision of the Code.

(k)   "Committee" means a committee or subcommittee of the Board, appointed from time to time by the Board, which committee or subcommittee shall consist of two or more non-employee directors, each of whom is intended to be, to the extent required by Rule 16b-3, a "non-employee director" as defined in Rule 16b-3 and, to the extent required by Section 162(m) of the Code and any regulations promulgated thereunder, an "outside director" as defined under Section 162(m) of the Code. Initially, and unless and until otherwise determined by the Board, "Committee" means the Compensation Committee of the Board.

(l) "Company" means Medtronic plc, an Irish public limited company.

(m) "Disaffiliation" means a Subsidiary's ceasing to be a Subsidiary for any reason (including, without limitation, as a result of a public offering, or a spinoff or sale by the Company, of the stock of the Subsidiary) or a sale of a division of the Company.

(n) "Eligible Individuals" means directors, officers, employees, and consultants of the Company or any Subsidiary, and prospective employees, officers and consultants, who have accepted offers of employment or consultancy from the Company or any Subsidiary; provided however, that no grant shall be effective prior to the date on which such individual's employment or consultancy commences.

(o) "Fair Market Value" means, unless otherwise determined by the Committee, the closing price of a Share on the Applicable Exchange on the date of measurement or, if Shares were not traded on the Applicable Exchange on such measurement date, on the next preceding date on which Shares were traded, all as reported by such source as the Committee may select. If the Shares are not listed on a national securities exchange, Fair Market Value shall be determined by the Committee in its good faith discretion, taking into account, to the extent appropriate, the requirements of Section 409A of the Code.

(p) "Free-Standing SAR" shall have the meaning set forth in Section 5.3.

(q) "Full-Value Award" means any Award other than an Option, Stock Appreciation Right, or Performance Cash Award.

(r) "Good Reason" for termination means, unless otherwise provided in an Award Agreement, a Termination of Employment during the two-year period following a Change of Control by a Participant if (i) such Termination of Employment constitutes a termination for "good reason" or qualifies under any similar constructive termination provision, in either case, in any Individual Agreement applicable to such Participant, or (ii) if the Participant is not party to any such Individual Agreement, or if such Individual Agreement does not contain such a provision, any Termination of Employment following the occurrence of: (A) an involuntary relocation that increases the Participant's commute by more than 50 miles from the commute in effect immediately prior to the applicable Change of Control, (B) a material reduction in either the Participant's base pay or in the Participant's overall compensation opportunity from the levels in effect immediately prior to the applicable Change of Control or (C) a material reduction in the Participant's authority, duties or responsibilities below the levels in effect immediately prior to the applicable Change of Control. Notwithstanding the

foregoing, a Termination of Employment shall be deemed to be for Good Reason under clause (ii) of this Section 1.2(r) only if the Participant provides written notice to the Company of the existence of one or more of the conditions giving rise to Good Reason within 90 days of the initial existence of such condition, the Company fails to cure such condition during the 30-day period (the "Cure Period") following its receipt of such notice, and the Participant terminates employment within 180 days following the conclusion of the Cure Period.

(s) "Grant Date" means (i) the date on which the Committee (or its delegate, if applicable) takes action to select an Eligible Individual to receive a grant of an Award and determines the number of Shares to be subject to such Award, or (ii) such later date as is provided by the Committee (or its delegate, if applicable).

(t) "Incentive Stock Option" means any Option that is designated in the applicable Award Agreement as an "incentive stock option" within the meaning of Section 422 of the Code or any successor provision thereto, and that in fact qualifies.

(u) "Individual Agreement" means an employment, consulting, severance, change of control, or similar agreement between a Participant and the Company or between the Participant and any of the Company's Subsidiaries. For purposes of this Plan, an Individual Agreement shall be considered "operative" during its term; provided, that an Individual Agreement under which severance or other substantive protections, compensation and/or benefits are provided only following a change of control or termination of employment in anticipation of a change of control shall not be considered "operative" until the occurrence of a Change of Control or Termination of Employment in anticipation of a Change of Control, as the case may be.

(v) "ISO Eligible Employee" means an employee of the Company, any subsidiary corporation (within the meaning of Section 424(f) of the Code) of the Company.

(w) "Nonqualified Option" means any Option that either (i) is not designated as an Incentive Stock Option or (ii) is so designated but fails to qualify as such.

(x) "Option" means an Award granted under Section 5.1.

(y) "Other Stock-Based Awards" means Awards of Shares and other Awards that are valued in whole or in part by reference to, or are otherwise based upon, Shares, including (without limitation) unrestricted stock, dividend equivalents, and convertible debentures.

(z) "Other Stock-Based Performance Award" shall have the meaning given in Section 8.

(aa) "Participant" means an Eligible Individual to whom an Award is or has been granted.

(bb) "Performance Award" means a Performance Cash Award, an Other Stock-Based Performance Award, an Award of Performance-Based Restricted Stock, or Performance Units, as each is defined herein.

(cc) "Performance-Based Restricted Stock" shall have the meaning given in Section 6.1.

(dd) "Performance Cash Award" shall have the meaning set forth in Section 9.

(ee) "Performance Goals" means the performance goals established by the Committee in connection with the grant of a Performance Award. In the case of Qualified Performance-Based Awards, (i) such Performance Goals shall be based on the attainment of or changes in specified levels of one or more of the following measures: sales, net sales, revenue, revenue growth or product revenue growth, operating income (before or after taxes), earnings before interest, taxes, depreciation and amortization, operating cash flow, return on invested capital, return on capital employed, pre- or after-tax income (before or after allocation or corporate overhead and bonus), net earnings, earnings per share, diluted earnings per share, consolidated earnings before or after taxes (including earnings before some or all of the following: interest, taxes, depreciation and amortization), net income, gross profit, gross margin, year-end cash, debt reductions, book value per share, return on equity, expense management, return on investment, improvements in capital structure, profitability of an identifiable business unit or product, maintenance or improvements of profit margins, stock price, market share, costs, cash flow, working capital, return on assets or net assets, asset turnover, inventory turnover, economic value added (economic profit) or equivalent metrics, comparison with various stock market indices, appreciation in and/or maintenance of share price, reductions in costs, regulatory achievements, implementation, completion or attainment of measurable objectives with respect to research, development, products or projects and recruiting or maintaining personnel, and total shareholder return; each as measured with respect to the Company or one or more Subsidiaries, divisions, business units, or business segments of the Company, either in absolute terms or relative to the performance of one or more other companies or an index covering multiple companies; (ii) such Performance Goals shall be set by the Committee in the time period prescribed by Section 162(m) of the Code and the regulations promulgated thereunder; (iii) such Performance Goals shall be objective, pre-established performance goals within the meaning of Section 162(m) of the Code and the regulations promulgated thereunder and (iv) the achievement of such Performance Goals shall be certified in accordance with the requirements of Section 162(m) of the Code.

(ff) "Performance Period" means that period established by the Committee at the time any Performance Award is granted or at any time thereafter during which any Performance Goal specified by the Committee with respect to such Award is to be measured.

(gg) "Performance Units" shall have the meaning given in Section 7.1.

(hh) "Plan" means this Medtronic plc Amended and Restated 2013 Stock Award and Incentive Plan, as set forth herein and as hereafter amended from time to time.

(ii) "Predecessor Plans" means the Company's Amended and Restated 1994 Stock Award Plan, 1998 Outside Director Stock Compensation Plan, Executive Incentive Plan, Kyphon Inc. 2002 Stock Plan, 2003 Long-Term Incentive Plan and 2008 Stock Award and Incentive Plan.

(jj) "Qualified Performance-Based Award" means an Award intended to qualify for the Section 162(m) Exemption, as provided in Section 11.

(kk) "Replaced Award" shall have the meaning given in Section 10.1.

(ll) "Replacement Award" shall have the meaning given in Section 10.1.

(mm) "Restricted Stock" shall have the meaning given in Section 6.

(nn) "Restricted Stock Units" shall have the meaning given in Section 7.

(oo) "Restriction Period" means, with respect to Restricted Stock and Restricted Stock Units, the period commencing with the Grant Date and ending upon the expiration of the applicable vesting conditions or the achievement of the applicable Performance Goals (it being understood that the Committee may provide that restrictions shall lapse with respect to portions of the applicable Award during the Restriction Period).

(pp) "Section 162(m) Exemption" means the exemption from the limitation on deductibility imposed by Section 162(m) of the Code that is set forth in Section 162(m)(4)(C) of the Code.

(qq) "Share" means an ordinary share, par value $0.0001 per share of the Company.

(rr) "Stock Appreciation Right" or "SAR" shall have the meaning set forth in Section 5.3.

(ss) "Subsidiary" has the meaning set forth in section 7 of the Companies Act 2014 of the Republic of Ireland; provided that, to the extent required to avoid the imposition of additional taxes under Section 409A of the Code, an entity shall not be treated as a Subsidiary unless it is also an entity in which the Company has a "controlling interest" (as defined in Treas. Reg. Section 1.409A-1(b)(5)(ii)(E)(1)), either directly or through a chain of corporations or other entities in which each corporation or other entity has a "controlling interest" in another corporation or entity in the chain, as determined by the Committee.

(tt) "Substitute Award" means any Award granted in assumption of, or in substitution for, an award of a company or business (that is not, prior to the applicable transaction, a Subsidiary of the Company) acquired by the Company or a Subsidiary or with which the Company or a Subsidiary combines.

(uu) "Tandem SAR" shall have the meaning set forth in Section 5.3.

(vv) "Ten Percent Shareholder" means a person owning stock possessing more than 10% of the total combined voting power of all classes of stock of the Company, any subsidiary corporation (within the meaning of Section 424(f) of the Code).

(ww) "Term" means the maximum period during which an Option or Stock Appreciation Right may remain outstanding, subject to earlier termination upon Termination of Employment or otherwise, as specified in the applicable Award Agreement.

(xx)   "Termination of Employment" means, unless otherwise provided in the Award Agreement, the termination of the applicable Participant's employment with, or performance of services for, the Company and any of its Subsidiaries. Unless otherwise determined by the Committee, a Participant employed by, or performing services for, a Subsidiary or a division of the Company shall be deemed to incur a Termination of Employment if, as a result of a Disaffiliation, such Subsidiary, or division ceases to be a Subsidiary or division, as the case may be, and the Participant does not immediately become an employee of, or service provider for, the Company or another Subsidiary. Temporary absences from employment because of illness, vacation, or leave of absence, and transfers among the Company and its Subsidiaries, shall not be considered Terminations of Employment. Notwithstanding the foregoing, with respect to any Award that constitutes "nonqualified deferred compensation" within the meaning of Section 409A of the Code, "Termination of Employment" shall mean a "separation from service" as defined under Section 409A of the Code.

Section 2.   Administration

2.1 Committee

The Plan shall be administered by the Committee or a duly designated Administrator, as defined herein. The Committee shall, subject to Section 11, have plenary authority to grant Awards to Eligible Individuals pursuant to the terms of the Plan. Among other things, the Committee shall have the authority, subject to the terms and conditions of the Plan:

(a)   To select the Eligible Individuals to whom Awards may be granted;

(b)   To determine whether and to what extent Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Other Stock-Based Awards, or Performance Awards, or any combination thereof, are to be granted hereunder;

(c)   To determine the number of Shares to be covered by each Award granted under the Plan;

(d)   To determine the terms and conditions of each Award granted hereunder, based on such factors as the Committee shall determine;

(e)   Subject to Section 12, to modify, amend, or adjust the terms and conditions of any Award;

(f)   To adopt, alter, or repeal such administrative rules, guidelines, and practices governing the Plan as the Committee shall from time to time deem advisable;

(g)   To interpret the terms and provisions of the Plan and any Award issued under the Plan (and any agreement relating thereto);

(h)   Subject to Sections 11 and 12, to accelerate the vesting or lapse of restrictions of any outstanding Award, based in each case on such considerations as the Committee in its sole discretion may determine;

(i)   To decide all other matters that must be determined in connection with an Award;

(j)   To determine whether, to what extent, and under what circumstances cash, Shares, and other property and other amounts payable with respect to an Award under this Plan shall be deferred either automatically or at the election of the Participant; and

(k)   To otherwise administer the Plan.

2.2 Committee Procedures; Board Authority

The Committee shall exercise its authority under the Plan as follows:

(a)   The Committee may act only with the assent of a majority of its members then in office, except that the Committee may, except to the extent prohibited by applicable law or the listing standards of the Applicable Exchange and subject to Section 11.3, allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it (the "Administrator"). Notwithstanding the foregoing, the Committee may not so delegate any responsibility or power to the extent that such delegation would cause a Qualified Performance-Based Award hereunder not to qualify for the Section 162(m) Exemption, or make any Award hereunder subject to (and not exempt from) the short-swing recovery rules of Section 16(b) of the Act. Without limiting the generality of the foregoing, the Committee may not delegate its responsibilities and powers to grant, establish the terms and conditions of, and otherwise administer Qualified Performance-Based Awards, nor its responsibilities and powers to grant and establish the terms and conditions of Awards to Participants who are subject to Section 16(b) (as defined in Section 11.4 below).

(b)   Subject to Section 11.3, any authority granted to the Committee may also be exercised by the full Board. To the extent that any permitted action taken by the Board conflicts with action taken by the Committee, the Board action shall control.

2.3 Discretion of Committee

Subject to Section 1.2(h), any determination made by the Committee or by the Administrator under the provisions of the Plan with respect to any Award shall be made in the sole discretion of the Committee or the Administrator at the time of the grant of the Award or, unless in contravention of any express term of the Plan, at any time thereafter. All decisions made by the Committee or the Administrator shall be final and binding on all persons, including the Company, Participants, and Eligible Individuals, and by accepting an Award under the Plan, each Participant acknowledges that all decisions of the Committee shall be final and binding on the Participant, his or her beneficiaries and any other person having a claim or an interest in the Award.

Section 3. Shares Subject to Plan

3.1 Plan Maximums

Subject to adjustment as provided in Section 3.4, (a) the maximum number of Shares that may be issued pursuant to Awards under the Plan shall be the sum of (i) Fifty Million (50,000,000) Shares, (ii) any Shares which are available for grant as of the Effective Date under the Plan and (iii) any Shares relating to the Plan or Predecessor Plans which become available for grants under the Plan following the Effective Date pursuant to Section 3.2; and (b) the maximum number of Shares that may be issued pursuant to Options intended to be Incentive Stock Options following the Effective Date shall be 50,000,000. Shares subject to an Award under the Plan may be authorized and unissued Shares or may be treasury Shares.

3.2 Rules for Calculating Shares Issued

For purposes of the limits set forth in Section 3.1 (but not for purposes of the limits set forth in Section 3.3), each Share that is subject to a Full-Value Award shall be counted as 3.0 Shares. To the extent that any Award under this Plan or the Predecessor Plans is forfeited, or any Option and related Tandem SAR or any Free-Standing SAR granted under this Plan or the Predecessor Plans terminates, expires, or lapses without being exercised, or any Award is settled for cash, the Shares subject to such Awards not delivered as a result thereof shall thereupon become available (in the case of Full-Value Awards, based upon the share-counting ratio set forth in the first sentence of this Section 3.2) for Awards under the Plan. In the event that any Shares are withheld by the Company or previously acquired Shares are tendered (either actually or by attestation) by a Participant to satisfy any tax withholding obligation with respect to an Award other than an Option or SAR, then the Shares so tendered or withheld shall automatically again become available for issuance under the Plan and correspondingly increase the total number of Shares available for issuance under Section 3.1 in accordance with the same ratio specified in this Section 3.2. Notwithstanding anything to the contrary in this Section 3.2, the following Shares will not again become available for issuance under the Plan: (a) any Shares which would have been issued upon any exercise of an Option but for the fact that the exercise price was paid by a "net exercise" pursuant to Section 5.8(c) or any previously acquired Shares tendered (either actually or by attestation) by a Participant in payment of the exercise price of an Option; (b) any Shares withheld by the Company or previously acquired Shares tendered (either actually or by attestation) by a Participant to satisfy any tax withholding obligation with respect to an Option or SAR (but not other Awards); (c) Shares covered by

2.4 Award Agreements

Unless otherwise determined by the Committee, the terms and conditions of each Award, as determined by the Committee, shall be set forth in a written Award Agreement. Award Agreements may be amended only in accordance with Section 12 hereof.

a SAR that are not issued in connection with the stock settlement of the SAR upon its exercise; (d) Shares that are repurchased by the Company using Option exercise proceeds; and (e) if Shares are withheld pursuant to Section 15.4 at a rate that is higher than the minimum statutory tax rate, only the number of Shares withheld at the minimum statutory tax rate will again become available for issuance under the Plan. In addition, in the case of any Substitute Award, Shares delivered or deliverable in connection with such Substitute Award shall not be deemed granted or issued under the Plan for purposes of Sections 3.1 or 3.3.

3.3 Individual Limits

Subject to adjustment as provided in Section 3.4, no Participant may be granted (a) Options and Stock Appreciation Rights relating to more than 2,000,000 Shares under the Plan during any fiscal year and (b) Awards other than Options or Stock Appreciation Rights relating to more than 2,000,000 Shares under the Plan during any fiscal year. In addition to the foregoing, the maximum dollar value that may be paid to any Participant in Qualified Performance-Based Awards denominated in cash in any fiscal year shall be $20,000,000 for the Company's Chief Executive Officer and $10,000,000 for each other Participant, including any amounts earned during such fiscal year and deferred. If an Award is cancelled, the cancelled Award shall continue to be counted towards the limitations set forth in this Section 3.3.

3.4 Adjustment Provision

The Committee shall have authority to make adjustments under the Plan as provided below:

(a)   In the event of a merger, consolidation, acquisition of property or shares, stock rights offering, liquidation, separation, spinoff, Disaffiliation, extraordinary dividend of cash or other property, or similar event affecting the Company or any of its Subsidiaries (a "Corporate Transaction"), the Committee, or the Board shall make such substitutions or adjustments as it deems appropriate and equitable to (i) the aggregate number and kind of Shares or other securities reserved for issuance and delivery under the Plan, (ii) the various maximum share limitations set forth in Sections 3.1 and 3.3, (iii) the number and kind of Shares or other securities subject to outstanding Awards, and (iv) the exercise price of outstanding Awards. Any fractional Shares resulting from such adjustment shall be eliminated. Any adjustments determined by the Committee shall be final, binding and conclusive.

(b) In the event of a stock dividend, stock split, reverse stock split, reorganization, share combination, recapitalization, or similar event affecting the capital structure of the Company, the Committee or the Board shall make such substitutions or adjustments as it deems appropriate and equitable to (i) the aggregate number and kind of Shares or other securities reserved for issuance and delivery under the Plan, (ii) the various share maximum limitations set forth in Sections 3.1 and 3.3, (iii) the number and kind of Shares or other securities subject to outstanding Awards, and (iv) the exercise price of outstanding Awards, provided that in no event shall the per Share exercise price of an Option or the subscription price payable per Share of an Award be reduced to an amount that is lower than the nominal value of a Share. Any fractional Shares resulting from such adjustment shall be eliminated. Any adjustments determined by the Committee shall be final, binding and conclusive.

(c) In the case of Corporate Transactions, such adjustments may include, without limitation, (i) the cancellation of outstanding Awards in exchange for payments of cash, property, or a combination thereof having an aggregate value equal to the value (if any) of such Awards, as determined by the Committee or the Board in its sole discretion (it being understood that, in the case of a Corporate Transaction with respect to which holders of Shares receive consideration other than publicly traded equity securities of the Surviving Corporation (as defined below in Section 10.2), any such determination by the Committee that the value of an Option or Stock Appreciation Right shall for this purpose be deemed to equal the excess, if any, of the value of the consideration being paid for each Share pursuant to such Corporate Transaction over the exercise price of such Option or Stock Appreciation Right shall conclusively be deemed valid), (ii) the substitution of other property (including, without limitation, cash or other securities of the Company and securities of entities other than the Company) for the Shares subject to outstanding Awards, and (iii) in connection with a Disaffiliation, arranging for the assumption of Awards, or replacement of Awards with new awards based on other property or other securities (including, without limitation, other securities of the Company and securities of entities other than the Company), by the affected Subsidiary or division of the Company or by the entity that controls such Subsidiary or division of the Company following such Corporate Transaction (as well as any corresponding adjustments to Awards that remain based upon Company securities). For the avoidance of doubt, if the Committee determines that, as of the date of the Corporate

Transaction, the Award has no value, then such Award may be terminated by the Company without payment.

(d) The Committee may, in its sole discretion, provide that one or more objectively determinable adjustments shall be made to one or more of the Performance Goals. Such adjustments may include, but are not limited to, one or more of the following: (i) items related to a change in accounting principle; (ii) items relating to financing activities; (iii) expenses for restructuring or productivity initiatives; (iv) other non-operating items; (v) items related to acquisitions; (vi) items attributable to the business operations of any entity acquired by the Company during the Performance Period; (vii) items related to the disposal or sale of a business or segment of a business; (viii) items related to discontinued operations that do not qualify as a segment of a business under applicable accounting standards; (ix) items attributable to any stock dividend, stock split, combination or exchange of stock occurring during the Performance Period; (x) any other items of significant income or expense which are determined to be appropriate adjustments; (xi) items relating to unusual or infrequently occurring corporate transactions, events or developments, (xii) items related to amortization of acquired intangible assets; (xiii) items that are outside the scope of the Company's core, on-going business activities; (xiv) items related to acquired in-process research and development; (xv) items relating to changes in tax laws; (xvi) items relating to major licensing or partnership arrangements; (xvii) items relating to asset impairment charges; (xviii) items relating to gains or losses for litigation, arbitration and contractual settlements; or (xix) items relating to any other unusual or nonrecurring events or changes in applicable laws, accounting principles or business conditions. For all Awards intended to qualify for the Section 162(m) Exemption, such determinations shall be made within the time prescribed by, and otherwise in compliance with, Section 162(m) of the Code.

(e) Notwithstanding the foregoing: (a) any adjustments made pursuant to Section 3.4 to Awards that are considered "deferred compensation" within the meaning of Section 409A of the Code shall be made in compliance with the requirements of Section 409A of the Code and (b) any adjustments made pursuant to Section 3.4 to Awards that are not considered "deferred compensation" subject to Section 409A of the Code shall be made in such a manner as to ensure that, after such adjustment, the Awards either (i) continue not to be subject to Section 409A of the Code, or (ii) comply with the requirements of Section 409A of the Code.

Section 4.   Eligibility

4.1 Eligible Individuals; Incentive Stock Options

Awards may be granted under the Plan to Eligible Individuals; provided, that Incentive Stock Options may be granted only to employees of the Company and its Subsidiaries.

Section 5. Options and Stock Appreciation Rights

5.1 Types of Options

Options may be of two types: Incentive Stock Options and Nonqualified Options. The Award Agreement for an Option shall indicate whether the Option is intended to be an Incentive Stock Option or a Nonqualified Option; provided, that any Option that is designated as an Incentive Stock Option but fails to meet the requirements therefor (as described in Section 5.2 or otherwise), and any Option that is not expressly designated as intended to be an Incentive Stock Option shall be treated as a Nonqualified Option.

5.2 Incentive Stock Option Limitations

To the extent that the aggregate Fair Market Value, determined at the time of grant, of the Shares with respect to which Incentive Stock Options are exercisable for the first time during any calendar year under the Plan or any other stock option plan of the Company, any subsidiary corporation (within the meaning of Section 424(f) of the Code) exceeds $100,000, Options relating to such Shares in excess of the limit shall be deemed Nonqualified Options. If an ISO Eligible Employee does not remain employed by the Company, any subsidiary corporation (within the meaning of Section 424(f) of the Code), at all times from the time an Incentive Stock Option is granted until three months prior to the date of exercise thereof (or such other period as required by applicable law), such Option shall be treated as a Nonqualified Stock Option. Should any provision of the Plan not be necessary in order for any Options to qualify as Incentive Stock Options, or should any additional provisions be required, the Committee may amend the Plan accordingly, without the necessity of obtaining the approval of the shareholders of the Company.

5.3 Types and Nature of Stock Appreciation Rights

Stock Appreciation Rights may be "Tandem SARs", which are granted in conjunction with an Option, or "Free-Standing SARs", which are not granted in conjunction with an Option. Upon the exercise of a Stock Appreciation Right, the Participant shall be entitled to receive an amount in cash, Shares, or both, in value equal to the product of (a) the excess of the Fair Market Value of one Share over the exercise price of the applicable Stock Appreciation Right, multiplied by (b) the number of Shares in respect of which the Stock Appreciation Right has been exercised. The applicable Award Agreement shall specify whether such payment is to be made in cash or Shares or both, or shall reserve to the Committee or the Participant the right to make that determination prior to or upon the exercise of the Stock Appreciation Right.

5.4 Tandem SARs

A Tandem SAR may be granted at the Grant Date of the related Option. A Tandem SAR shall be exercisable only at such time or times and to the extent that the related Option is exercisable in accordance with the provisions of this Section 5, and shall have the same exercise price as the related Option. A Tandem SAR shall terminate or be forfeited upon the exercise or forfeiture of the related Option, and the related Option shall terminate or be forfeited upon the exercise or forfeiture of the Tandem SAR.

5.5 Exercise Price

Except in respect of Replacement Awards or Substitute Awards, the exercise price per Share subject to an Option or Free-Standing SAR shall be determined by the Committee and set forth in the applicable Award Agreement, and shall not be less than the Fair Market Value of a Share on the applicable Grant Date; provided, that if an Incentive Stock Option is granted to a Ten Percent Shareholder, the exercise price shall be no less than 110% of the Fair Market Value of the Stock on the applicable Grant Date.

5.6 Term

The Term of each Option and each Free-Standing SAR shall be fixed by the Committee, but shall not exceed 10 years from the Grant Date.

5.7 Vesting and Exercisability

Except as otherwise provided herein, Options and Free-Standing SARs shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Committee. Subject to the terms of the Plan and the applicable Award Agreement, in no event shall the vesting schedule of an Option or Free-Standing SAR provide that such Option or Free-Standing SAR vest prior to the first anniversary of the Grant Date. The minimum vesting periods specified in the preceding sentence shall not apply: (A) to Awards made in payment of earned performance-based Awards and other earned cash-based incentive compensation; (B) upon a termination of employment due to death, disability or retirement; (C) upon a Change of Control; (D) to a Substitute Award that does not reduce the vesting period of the award being replaced; or (E) to Awards involving an aggregate number of Shares not in excess of five percent of the Shares available for grant as Options or Free-Standing SARs.

5.8 Method of Exercise

Subject to the provisions of this Section 5, Options and Free-Standing SARs may be exercised, in whole or in part, at any time during the applicable Term by giving written notice of exercise to the Company specifying the number of Shares as to which the Option or Free-Standing SAR is being exercised. In the case of the exercise of an Option, such notice shall be accompanied by payment in full of the purchase price (which shall equal the product of such number of shares multiplied by the applicable exercise price) and an amount equal to any federal, state, local or foreign withholding taxes. To the extent permitted by law and if approved by the Committee (which approval may be set forth in the applicable Award Agreement or otherwise), payment, in full or in part, may be made by certified or bank check or such other instrument or such other method as the Company may accept, as follows:

(a) Payment may be made in the form of Shares (by delivery of such shares or by attestation) of the same class as the Shares subject to the Option already owned by the Participant (based on the Fair Market Value of the Shares on the date the Option is exercised); provided that, in the case of an Incentive Stock Option, the right to make a payment in the form of already owned Shares of the same class as the Shares subject to the Option may be authorized only at the time the Option is granted.

(b) To the extent permitted by applicable law, payment may be made by delivering a properly executed exercise notice to the Company, together with a copy of irrevocable instructions to a broker to deliver promptly to the Company the amount of sale or loan proceeds necessary to pay the purchase price, and the amount of any federal, state, local, or foreign withholding taxes. To facilitate the foregoing, the Company may, to the extent permitted by applicable law, enter into agreements for coordinated procedures with one or more brokerage firms.

(c) Payment may be made by instructing the Company to withhold a number of Shares having a Fair Market Value (based on the Fair Market Value of the Shares on the date the applicable Option is exercised) equal to the product of (i) the exercise price multiplied by (ii) the number of Shares in respect of which the Option shall have been exercised and an amount equal to any federal, state, local and/or foreign withholding taxes.

5.9 Delivery; Rights of Shareholders

No Shares shall be delivered pursuant to the exercise of an Option until the exercise price therefor has been fully paid and applicable taxes have been withheld. The applicable Participant shall have all of the rights of a shareholder of the Company holding the class or series of Shares that is subject to the Option or Stock Appreciation Right (including, if applicable, the right to vote the applicable Shares and the right to receive dividends), when (a) the Company has received a written notice from the Participant of exercise that complies with all procedures established under this Plan for effective exercise, including, without limitation, completion and delivery of all required forms, (b) the Participant has, if requested, given the representation described in Section 15.1, and (c) in the case of an Option, the Participant has paid in full for such Shares.

5.10 Nontransferability of Options and Stock Appreciation Rights

No Option or Free-Standing SAR shall be transferable by a Participant other than, for no value or consideration, (a) by will or by the laws of descent and distribution, or (b) in the case of a Nonqualified Option or Free-Standing SAR, as otherwise expressly permitted by the Committee including, if so permitted, pursuant to a transfer to the Participant's family members, whether directly or indirectly or by means of a trust or partnership or otherwise. For purposes of this Plan, unless otherwise determined by the Committee, "family member" shall have the meaning given to such term in General Instructions A.1(a)(5) to Form S-8 under the Securities Act of 1933, as amended, and any successor thereto. A Tandem SAR shall be transferable only with the related Option and only to the extent the Option is transferable pursuant to the preceding sentence. Any Option or Stock Appreciation Right shall be exercisable, subject to the terms of this Plan, only by the applicable Participant, the guardian or legal representative of such Participant, or any person to whom such Option or Stock Appreciation Right is permissibly transferred pursuant to this Section 5.10, it being understood that the term "Participant" includes such guardian, legal representative and other transferee; provided, that the term "Termination of Employment" shall continue to refer to the Termination of Employment of the original Participant.

5.11 No Dividend or Dividend Equivalents

No dividend or other distribution or award of dividend equivalents may be granted with respect to any Option or SAR granted under this Plan.

5.12 No Repricing

Notwithstanding any other provision of this Plan other than Section 3.4, the Committee may not, without prior approval of the Company's stockholders, seek to effect any repricing of any previously granted, "underwater" Option or SAR by: (i) amending or modifying the terms of the Option or SAR to lower the exercise price; (ii) canceling the underwater Option or SAR and granting either replacement Options or SARs having a lower exercise price; or other Awards or cash in exchange; or (iii) repurchasing the underwater Options or SARs. For purposes of this Section 5.12, an Option or SAR will be deemed to be "underwater" at any time when the Fair Market Value of the Shares is less than the per share exercise price of the Option or SAR.

Section 6.   Restricted Stock (Including Performance-Based Restricted Stock)

6.1 Nature of Award; Certificates

Shares of Restricted Stock are actual Shares issued to a Participant, and shall be evidenced in such manner as the Committee may deem appropriate, including book-entry registration or issuance of one or more stock certificates or delivery to an account in the Participant's name at a broker designated by the Company.

"Performance-Based Restricted Stock" is an Award of Shares of Restricted Stock, the vesting of which is subject to the attainment of Performance Goals. In the event that the Committee grants Shares of Performance-Based Restricted Stock, the performance levels to be achieved for each Performance Period and the amount of the Award to be distributed shall be conclusively determined by the Committee. Any certificate issued in respect of Shares of Restricted Stock shall be registered in the name of the applicable Participant and, in the case of Restricted Stock, shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Award. The Committee may require that the certificates evidencing such shares be held in custody by the Company until the restrictions thereon shall have lapsed and that, as a condition of any Award of Restricted Stock, the applicable Participant shall have delivered a stock power, endorsed in blank, relating to the Shares covered by such Award.

6.2 Terms and Conditions

Shares of Restricted Stock shall be subject to the following terms and conditions:

(a) The Committee shall, prior to or at the time of grant, condition the vesting or transferability of an Award of Restricted Stock upon the continued service of the applicable Participant or the attainment of Performance Goals, or the attainment of Performance Goals and the continued service of the applicable Participant. In the event that the Committee conditions the grant or vesting of an Award of Restricted Stock upon the attainment of Performance Goals (or the attainment of Performance Goals and the continued service of the applicable Participant), the Committee may, prior to or at the time of grant, designate such an Award as a Qualified Performance-Based Award. The conditions for grant, vesting, or transferability and the other provisions of Restricted Stock Awards (including without limitation any Performance Goals applicable to Performance-Based Restricted Stock) need not be the same with respect to each Participant.

(b) Subject to the terms of the Plan and the applicable Award Agreement, any Award of Restricted Stock shall be subject to a vesting period of at least three years following the date of grant, provided that vesting during a period of at least one year following the date of grant is permissible if vesting is conditioned upon the achievement of Performance Goals, and provided, further, that an Award may vest in part on a pro rata basis (as specified in the applicable Award

Agreement) prior to the expiration of any vesting period. The minimum vesting periods specified in the preceding sentence shall not apply: (A) to Awards made in payment of earned performance-based Awards and other earned cash-based incentive compensation; (B) upon a termination of employment due to death, disability or retirement; (C) upon a Change of Control; (D) to a Substitute Award that does not reduce the vesting period of the award being replaced; or (E) to Awards involving an aggregate number of Shares not in excess of five percent of Shares available for grant as Restricted Stock (together with all other Shares available for grant as Full-Value Awards). Subject to the provisions of the Plan and the applicable Award Agreement, during the Restriction Period, the Participant shall not be permitted to sell, assign, transfer, pledge, or otherwise encumber Shares of Restricted Stock.

(c) If any applicable Performance Goals and/or continued service periods are satisfied and the Restriction Period expires without a prior forfeiture of the Shares of Restricted Stock for which legended certificates have been issued, either (i) unlegended certificates for such Shares shall be delivered to the Participant upon surrender of the legended certificates, or (ii) such Shares shall be evidenced in such manner as the Committee may deem appropriate, including book-entry registration or delivery to an account in the Participant's name at a broker designated by the Company.

6.3 Rights of Shareholder

Except as provided in the applicable Award Agreement, the applicable Participant shall have, with respect to Shares of Restricted Stock, all of the rights of a shareholder of the Company holding the class or series of Shares that are the subject of the Restricted Stock, including, if applicable, the right to vote the Shares and the right to receive any dividends and other distributions, provided, however, that, notwithstanding anything to the contrary in an Award Agreement, in no event shall a dividend or other distribution or dividend equivalent be paid on Restricted Stock until the Award has vested.

Section 7. Restricted Stock Units (Including Performance Units)

7.1 Nature of Award

Restricted Stock Units are Awards denominated in Shares that will be settled, subject to the terms and conditions of the applicable Award Agreement, (a) in cash, based upon the Fair Market Value of a specified number of Shares, (b) in Shares, or (c) a combination thereof. "Performance Units" are Restricted Stock Units, the vesting of which are subject to the attainment of Performance Goals. In the event that the Committee grants Performance Units, the performance levels to be achieved for each Performance Period and the amount of the Award to be distributed shall be conclusively determined by the Committee.

7.2 Terms and Conditions

Restricted Stock Units shall be subject to the following terms and conditions:

(a) The Committee shall, prior to or at the time of grant, condition the grant, vesting, or transferability of Restricted Stock Units upon the continued service of the applicable Participant or the attainment of Performance Goals, or the attainment of Performance Goals and the continued service of the applicable Participant. In the event that the Committee conditions the grant or vesting of Restricted Stock Units upon the attainment of Performance Goals (or the attainment of Performance Goals and the continued service of the applicable Participant), the Committee may, prior to or at the time of grant, designate such an Award as a Qualified Performance-Based Award. The conditions for grant, vesting or transferability and the other provisions of Restricted Stock Units (including without limitation any Performance Goals applicable to Performance Units) need not be the same with respect to each Participant. An Award of Restricted Stock Units shall be settled as and when the Restricted Stock Units vest or at a later time specified by the Committee or in accordance with an election of the Participant, if the Committee so permits.

(b) Subject to the terms of the Plan and the applicable Award Agreement, any Restricted Stock Units shall be subject to a vesting period of at least three years following the date of grant, provided that vesting during a period of at least one year following the date of grant is permissible if vesting is conditioned upon the achievement of Performance Goals, and provided, further, that Restricted Stock Units may vest in part on a pro rata basis (as specified in the applicable Award Agreement) prior to the expiration of any vesting period. The minimum vesting periods specified in the preceding sentence shall not apply: (A) to Awards made in payment of earned performance-based Awards and other earned cash-

based incentive compensation; (B) upon a termination of employment due to death, disability or retirement; (C) upon a Change of Control; (D) to a Substitute Award that does not reduce the vesting period of the award being replaced; or (E) to Awards involving an aggregate number of Shares not in excess of five percent of Shares available for grant as Restricted Stock Units (together with all other Shares available for grant as Full-Value Awards).

(c) Subject to the provisions of the Plan and the applicable Award Agreement, during the period, if any, set by the Committee, during the Restriction Period the Participant shall not be permitted to sell, assign, transfer, pledge, or otherwise encumber Restricted Stock Units.

(d) The Award Agreement for Restricted Stock Units may specify whether, to what extent, and on what terms and conditions the applicable Participant shall be entitled to receive current or deferred payments of cash, Shares, or other property corresponding to the dividends payable on the Company's Stock (subject to Section 15.5 below), provided, however, that, notwithstanding anything to the contrary in an Award Agreement, in no event shall a dividend or other distribution or dividend equivalent be paid on a Restricted Stock Unit until the Award has vested.

Section 8. Other Stock-Based Awards (Including Other Stock-Based Performance Awards)

Other Stock-Based Awards may be granted under the Plan, provided that any Other Stock-Based Awards that are Awards of Shares that are unrestricted shall only be granted in lieu of other compensation due and payable to the Participant. "Other Stock-Based Performance Awards" are Other Stock-Based Awards, the vesting of which is subject to the attainment of Performance Goals. In the event that the Committee grants Other Stock-Based Performance Awards, the performance levels to be achieved for each Performance Period and the amount of the Award to be distributed shall be conclusively determined by the Committee. Subject to the terms of the Plan and the applicable Award Agreement, any Other Stock-Based Award that is a Full-Value Award (and is not an Award of unrestricted stock) shall be subject to a vesting period of at least three years following the Grant Date; provided that a vesting period of at least one year is permissible if vesting is conditioned upon the achievement of Performance

Goals, and provided, further, that any Other Stock-Based Award may vest in part on a pro rata basis prior to the expiration of any vesting period. The minimum vesting periods specified in the preceding sentence shall not apply: (A) to Awards made in payment of earned performance-based Awards and other earned cash-based incentive compensation; (B) upon a termination of employment due to death, disability or retirement; (C) upon a Change of Control; (D) to a Substitute Award that does not reduce the vesting period of the award being replaced; or (E) to Awards involving an aggregate number of Shares not in excess of five percent of Shares available for grant as Other Stock Based-Awards that are Full-Value Awards (together with all other Shares available for grant as Full-Value Awards). Notwithstanding anything to the contrary in an Award Agreement, in no event shall a dividend or other distribution or dividend equivalent be paid on an Other-Stock Based Award until the Award has vested.

Section 9. Performance Cash Awards

Performance Cash Awards may be issued under the Plan, for no cash consideration or for such minimum consideration as may be required by applicable law, either alone or in addition to other Awards. A "Performance Cash Award" is an Award entitling the recipient to payment of a cash amount subject to the attainment of Performance Goals. The Committee may, in connection with

the grant of a Performance Cash Award, designate the Award as a Qualified Performance-Based Award. The conditions for grant or vesting and the other provisions of a Performance Cash Award (including without limitation any applicable Performance Goals) need not be the same with respect to each Participant. Performance Cash Awards may be paid in cash, Shares, other property or any combination thereof, in the sole discretion of the Committee as set forth in the applicable Award Agreement. The performance levels to be achieved for each Performance Period

and the amount of the Award to be distributed shall be conclusively determined by the Committee.

Section 10. Change of Control Provisions

10.1 Impact of Event

Notwithstanding any other provision of this Plan to the contrary, the provisions of this Section 10 shall apply in the event of a Change of Control, unless otherwise provided in the applicable Award Agreement.

(a) Upon a Change of Control, (i) all then-outstanding Options and SARs shall become fully vested and exercisable, and any Full-Value Award (other than a Performance Award) shall vest in full, be free of restrictions, and be deemed to be earned and immediately payable in an amount equal to the full value of such Award, except in each case to the extent that another Award meeting the requirements of Section 10.1(b) (any award meeting the requirements of Section 10.1(b), a "Replacement Award") is provided to the Participant pursuant to Section 3.4 to replace such Award (any award intended to be replaced by a Replacement Award, a "Replaced Award"), and (ii) any Performance Award that is not replaced by a Replacement Award shall be deemed to be earned and immediately payable in an amount equal to the full value of such Performance Award (with all applicable Performance Goals deemed achieved at the greater of (x) the applicable target level and (y) the level of achievement of the Performance Goals for the Award as determined by the Committee not later than the date of the Change of Control, taking into account performance through the latest date preceding the Change of Control as to which performance can, as a practical matter, be determined (but not later than the end of the Performance Period)) multiplied by a fraction, the numerator of which is the number of days during the applicable Performance Period before the date of the Change of Control, and the denominator of which is the number of days in the applicable Performance Period; provided, however, that such fraction shall be equal to one in the event that the applicable Performance Goals in respect of such Performance Award have been fully achieved as of the date of such Change of Control.

(b) An Award shall meet the conditions of this Section 10.1(b) (and hence qualify as a Replacement Award) if: (i) it is of the same type as the Replaced Award; (ii) it has a Fair Market Value at least equal to the value of the Replaced Award as of the date of the Change of Control; (iii) if the underlying Replaced Award was an equity-based award, it relates, following the Change of Control, to publicly traded equity securities of the Company or the Surviving Corporation or the ultimate parent company which results from the Change of Control; and (iv) its other terms and conditions are not less favorable to the Participant than the terms and conditions of the Replaced

Award (including the provisions that would apply in the event of a subsequent Change of Control) as of the date of the Change of Control. Without limiting the generality of the foregoing, a Replacement Award may take the form of a continuation of the applicable Replaced Award if the requirements of the preceding sentence are satisfied. The determination whether the conditions of this Section 10.1(b) are satisfied shall be made by the Committee, as constituted immediately before the Change of Control, in its sole discretion.

(c) Upon a Termination of Employment of a Participant occurring in connection with or during the two years following the date of a Change of Control, by the Company other than for Cause or by the Participant for Good Reason, (i) all Replacement Awards held by such Participant shall vest in full, be free of restrictions, and be deemed to be earned and immediately payable in an amount equal to the full value of such Replacement Award, and (ii) all Options and SARs held by the Participant immediately before the Termination of Employment that the Participant held as of the date of the Change of Control or that constitute Replacement Awards shall remain exercisable until the earlier of (1) the third anniversary of the Change of Control and (2) the expiration of the stated Term of such Option or SAR; provided, that if the applicable Award Agreement provides for a longer period of exercisability, that provision shall control.

10.2 Definition of Change of Control

For purposes of the Plan, a "Change of Control" shall mean any of the following events:

(a) Any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Act) (a "Person") becomes the Beneficial Owner (within the meaning of Rule 13d-3 promulgated under the Act) of 30% or more of either (i) the then-outstanding Shares of the Company (the "Outstanding Company Shares") or (ii) the combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); provided that, for purposes of this subsection (a), the following acquisitions shall not constitute a Change of Control: (1) an acquisition directly from the Company; (2) an acquisition by the Company or a Subsidiary; (3) an acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Subsidiary; (4) any acquisition by an underwriter temporarily holding securities pursuant to an offering of such securities or (5) an acquisition pursuant to a transaction that complies with Sections 10.2(c)(i), 10.2(c)(ii), and 10.2(c)(iii) below;

(b) Individuals who, on the Effective Date, constitute the Board (the "Incumbent Directors") cease for any reason to constitute at least a majority of the Board; provided that any person becoming a director subsequent to the Effective Date whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without written objection to such nomination) shall be considered an Incumbent Director; but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of any Person other than the Board; or

(c) The consummation of a reorganization, merger, statutory share exchange or consolidation (or similar corporate transaction) involving the Company or a Subsidiary, the sale or other disposition of all or substantially all of the Company's assets, or the acquisition of assets or stock of another entity (a "Business Combination"), unless immediately following such Business Combination: (i) substantially all of the individuals and entities who were Beneficial Owners, respectively, of the Outstanding Company Shares and the Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of, respectively, the then-outstanding Shares and the total voting power of (A) the corporation resulting from such Business Combination (the "Surviving Corporation") or (B) if applicable, the ultimate parent corporation that directly or indirectly has beneficial ownership of 80% or more of the voting securities eligible to elect directors of the Surviving Corporation (the " Parent Corporation"), in substantially the same proportion as their

ownership, immediately prior to the Business Combination, of the Outstanding Company Shares and the Outstanding Company Voting Securities, as the case may be, (ii) no Person (other than any employee benefit plan (or related trust) sponsored or maintained by the Surviving Corporation or the Parent Corporation), is or becomes the Beneficial Owner, directly or indirectly, of 30% or more of the outstanding Shares and the total voting power of the outstanding securities eligible to elect directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) and (iii) at least a majority of the members of the Board of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) following the consummation of the Business Combination were Incumbent Directors at the time of the Board's approval of the initial agreement providing for such Business Combination; or

(d) Approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

For the avoidance of doubt, any one or more of the above events may be effected pursuant to (A) a compromise or arrangement sanctioned by the court under Chapter 1 of Part 9 of the Companies Act 2014 of the Republic of Ireland or (B) Chapter 2 of Part 9 of the Companies Act 2014 of the Republic of Ireland.

10.3 Section 409A of the Code

Notwithstanding the foregoing, if any Award is subject to Section 409A of the Code, (a) this Section 10 shall be applicable only to the extent specifically provided in the Award Agreement and as permitted pursuant to Section 11.6; and (b) in respect of any Award subject to Section 409A of the Code, to the extent required to avoid an accelerated or additional tax under Section 409A of the Code, in no event shall a Change of Control be treated as having occurred if such event is not a "change of control event" for purposes of Section 409A of the Code.

Section 11. Qualified Performance-Based Awards; Performance Cash Awards

11.1 Qualified Performance-Based Awards

The provisions of this Plan are intended to ensure that all Options and Stock Appreciation Rights granted hereunder to any Participant who is or may be a "covered employee" (within the meaning of Section 162(m)(3) of the Code) in the tax year in which such Option or Stock Appreciation Right is expected to be deductible to the Company qualify for the Section 162(m) Exemption, and all such Awards shall therefore be considered Qualified Performance-Based Awards and this Plan shall be interpreted and operated consistent with that intention. When granting any Award other than an Option or Stock Appreciation Right, the Committee may designate such Award as a Qualified Performance-Based Award, based upon a determination that (a) the recipient is or may be a "covered employee" (within the meaning of Section 162(m)(3) of the Code) with respect to such

Award, and (b) the Committee wishes such Award to qualify for the Section 162(m) Exemption, and the terms of any such Award (and of the grant thereof) shall be consistent with such designation. Within 90 days after the commencement of a Performance Period or, if earlier, prior to the expiration of 25% of a Performance Period, the Committee will designate one or more Performance Periods, determine the Participants for the Performance Periods, and establish the Performance Goals for the Performance Periods on terms consistent with Section 1.2(ee)(iii).

11.2 Performance Goals and Other Conditions

Each Qualified Performance-Based Award (other than an Option or Stock Appreciation Right) shall be earned, vested, and/or payable (as applicable) upon the achievement of one or more Performance Goals, together with the satisfaction of any other conditions, such as continued employment, as the Committee may determine to be appropriate. Moreover, no Qualified Performance-Based Award may be amended, nor may the Committee exercise any discretionary authority it may otherwise have under this Plan with respect to a Qualified Performance-Based Award under this Plan, in any manner that would cause the Qualified Performance-Based Award to cease to qualify for the Section 162(m) Exemption; provided , that (i) the Committee may provide, either in connection with the grant of the applicable Award or by amendment thereafter, that achievement of such Performance Goals will be waived upon the death or disability of the Participant (or under any other circumstance with respect to which the existence of such possible waiver will not cause the Award to fail to qualify for the Section 162(m) Exemption), and (ii) the provisions of Section 10 shall apply notwithstanding this Section 11.2.

11.3 Limits on Board and Administrator Authority

Neither the full Board nor the Administrator shall be permitted to exercise authority granted to the Committee to the extent that the grant or exercise of such authority to or by the Board or the Administrator would cause an Award designated as a Qualified Performance-Based Award not to qualify for, or to cease to qualify for, the Section 162(m) Exemption.

11.4 Section 16(b)

The provisions of this Plan are intended to ensure that no transaction under the Plan is subject to (and not exempt from) the short-swing recovery rules of Section 16(b) of the Act ("Section 16(b)"). Accordingly, the composition of the Committee shall be subject to such limitations as the Board deems appropriate to permit transactions pursuant to this Plan to be exempt (pursuant to Rule 16b-3 promulgated under the Act) from Section 16(b), and no delegation of authority by the Committee shall be permitted if such delegation would cause any such transaction to be subject to (and not exempt from) Section 16(b).

11.5 Awards Valid Notwithstanding Committee Composition

Notwithstanding any other provision of the Plan to the contrary, if for any reason the appointed Committee does not meet the requirements of Rule 16b-3 or Section 162(m) of the Code, such noncompliance with the requirements of Rule 16b-3 and Section 162(m) of the Code shall not affect the validity of Awards, grants, interpretations of the Plan, or other actions of the Committee.

11.6 Section 409A of the Code

(a) It is the intention of the Company that no Award shall be "deferred compensation" subject to Section 409A of the Code, unless and to the extent that the Committee specifically determines otherwise as provided in the immediately following sentence, and the Plan and the terms and conditions of all Awards shall be interpreted accordingly. The terms and conditions governing any Awards that the Committee determines will be subject to Section 409A of the Code, including any rules for elective or mandatory deferral of the delivery of cash or Shares pursuant thereto and any rules regarding treatment of such Awards in the event of a Change of Control, shall be set forth in the applicable Award Agreement, and shall comply in all respects with Section 409A of the Code. In no event whatsoever shall the Company be liable for any additional tax, interest or penalty that may be imposed on a Participant by Section 409A of the Code or damages for failing to comply with Section 409A of the Code.

(b) The intent of the parties is that payments and benefits under this Plan comply with Section 409A of the Code, to the extent subject thereto, and accordingly, to the maximum extent permitted, this Plan shall be interpreted and administered to be in compliance therewith. Notwithstanding anything contained herein to the contrary, a Participant shall not be considered to have terminated employment with the Company for purposes of any payments under the Plan which are subject to Section 409A of the Code until the Participant has incurred a "separation from service" from the Company within the meaning of Section 409A of the Code. Each amount to be paid or benefit to be provided under this Plan shall be construed as a separate identified payment for purposes of Section 409A of the Code. Without limiting the foregoing and notwithstanding anything contained herein to the contrary, to the extent required in order to avoid an accelerated or additional tax under Section 409A of the Code, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to this Plan during the six-month period immediately following a Participant's separation from service shall instead be paid on the first business day after the date that is six months following the Participant's separation from service (or, if earlier, the Participant's date of death). The Company makes no representation that any or all of the payments described in this Plan will be exempt from or comply with Section 409A of the Code and makes no undertaking to preclude Section 409A of the Code from applying to any such payment.

Section 12. Term, Amendment, and Termination

12.1 Effectiveness

The Effective Date of the Plan is December 8, 2017, subject to any required approval of the Company's shareholders.

12.2 Termination

The Plan will terminate on the tenth anniversary of the Effective Date. Awards outstanding as of such termination date shall not be affected or impaired by the termination of the Plan.

12.3 Amendment of Plan

The Board or the Committee may amend, alter, or discontinue the Plan, but no amendment, alteration, or discontinuation shall be made which would materially impair the rights of any Participant with respect to a previously granted Award without such Participant's consent, except such an amendment made to comply with applicable law, including, without limitation, Section 409A of the Code, Section 162(m) of the Code, Section 422 of the Code, stock exchange rules or accounting rules. In addition, no such amendment shall be made without the approval of the Company's shareholders to the extent that such approval is required by applicable law or by the listing standards of the Applicable Exchange.

12.4 Amendment of Awards

Subject to Section 5.12, the Committee may unilaterally amend the terms of any Award theretofore granted; provided, however, that no such amendment shall cause a Qualified Performance-Based Award to cease to qualify for the Section 162(m) Exemption. Subject to the foregoing, the amendment authority of the

Committee shall include, without limitation, the authority to modify the number of Shares or other terms and conditions of an Award; extend the term of an Award; accelerate the exercisability or vesting or otherwise terminate any restrictions relating to an Award; accept the surrender of any outstanding Award; and, to the extent not previously exercised or vested, authorize the grant of new Awards in substitution for surrendered Awards; provided, however that (a) the amended or modified terms are permitted by the Plan as then in effect; (b) any Participant adversely affected by such amended or modified terms shall have consented to such amendment or modification unless such amendment is necessary to comply with applicable law, including, without limitation, Section 409A of the Code, Section 162(m) of the Code, Section 422 of the Code, stock exchange rules or accounting rules; and (c) the authority to accelerate the exercisability or vesting or otherwise terminate restrictions relating to an Award may be exercised only in connection with a Participant's death, disability or retirement, in connection with a Change of Control, or to the extent such actions involve an aggregate number of Shares not in excess of 5% of the number of shares available for Awards.

Section 13. Forfeiture

13.1 Forfeiture

Subject to applicable law, all Awards under this Plan shall be subject to forfeiture or other penalties pursuant (a) to the Company's Incentive Compensation Forfeiture Policy, as amended from time to time, and (b) such other forfeiture and/or penalty conditions and provisions as determined by the Committee and set forth in the applicable Award Agreement.

13.2 Effect of Change of Control

Notwithstanding the foregoing provisions, unless otherwise provided by the Committee in the applicable Award Agreement or required by applicable law, this Section 13 shall not be applicable to any Participant following a Change of Control.

Section 14. Unfunded Status of Plan

Unfunded Status; Committee Authority. It is presently intended that the Plan will constitute an "unfunded" plan for incentive and deferred compensation. The Committee may authorize the creation of trusts or other arrangements to meet the obligations

created under the Plan to deliver Shares or make payments; provided , that unless the Committee otherwise determines, the existence of such trusts or other arrangements is consistent with the "unfunded" status of the Plan.

Section 15. General Provisions

15.1 Conditions for Issuance

The Committee may require each Participant purchasing or receiving Shares pursuant to an Award to represent to and agree with the Company in writing that such person is acquiring the Shares without a view to the distribution thereof. The certificates for such Shares may include any legend which the Committee deems appropriate to reflect any restrictions on transfer. Notwithstanding any other provision of the Plan or agreements made pursuant thereto, the Company shall not be required to issue or deliver any certificate or certificates for Shares under

the Plan prior to fulfillment of all of the following conditions: (a) listing or approval for listing upon notice of issuance of such Shares on the Applicable Exchange, (b) any registration or other qualification of such Shares of the Company under any state or federal law or regulation, or the maintaining in effect of any such registration or other qualification which the Committee shall, in its absolute discretion upon the advice of counsel, deem necessary or advisable, and (c) obtaining any other consent, approval, or permit from any state or federal governmental agency which the Committee shall, in its absolute discretion after receiving the advice of counsel, determine to be necessary or advisable.

15.2 Additional Compensation Arrangements

Nothing contained in the Plan shall prevent the Company or any Subsidiary from adopting other or additional compensation arrangements for its employees.

15.3 No Contract of Employment

The Plan shall not constitute a contract of employment, and adoption of the Plan shall not confer upon any employee any right to continued employment, nor shall it interfere in any way with the right of the Company or any Subsidiary to terminate the employment of any employee at any time.

15.4 Required Taxes

No later than the date as of which an amount first becomes includible in the gross income of a Participant for federal, state, local, or foreign income or employment or other tax purposes with respect to any Award under the Plan, such Participant shall pay to the Company, or make arrangements satisfactory to the Company regarding the payment of, any federal, state, local, or foreign taxes of any kind required by law to be withheld with respect to such amount. Unless otherwise determined by the Company, withholding obligations may be settled with Shares, including Shares that are part of the Award that gives rise to the withholding requirement, in an amount not to exceed the maximum statutory tax rates in the applicable jurisdiction and that will not cause the Company adverse accounting consequences, all in accordance with such procedures as the Committee establishes and to the extent permissible under applicable law and applicable withholding rules. The obligations of the Company under the Plan shall be conditioned on such payment or arrangements, and the Company and its Subsidiaries shall, to the extent permitted by law, have the right to deduct any such taxes from any payment otherwise due to such Participant. The Committee may establish such procedures as it deems appropriate, including making irrevocable elections, for the settlement of withholding obligations with Shares.

15.5 Limit on Dividend Reinvestment and Dividend Equivalents

Reinvestment of dividends in additional Restricted Stock Units to be settled in Shares, and the payment of Shares with respect to dividends to Participants holding Awards of Restricted Stock Units, shall only be permissible if sufficient Shares are available under Section 3 for such reinvestment or payment (taking into account then outstanding Awards). In the event that sufficient Shares are not available for such reinvestment or payment, such reinvestment or payment shall be made in the form of a grant of Restricted Stock Units equal in number to the Restricted Stock Units or Shares that would have been obtained by such payment or reinvestment, the terms of which Restricted Stock Units shall provide for settlement in cash and for dividend equivalent reinvestment in further Restricted Stock Units on the terms contemplated by this Section 15.5.

15.6 Written Materials; Electronic Documents

Electronic documents may be substituted for any written materials required by the terms of the Plan, including, without limitation, Award Agreements.

15.7 Designation of Death Beneficiary

The Committee shall establish such procedures as it deems appropriate for a Participant to designate a beneficiary to whom any amounts payable in the event of such Participant's death are to be paid or by whom any rights of such Participant after such Participant's death may be exercised. If no beneficiary designation is in effect for a Participant at the time or his or her death, any such amounts shall be paid to, and any such rights may be exercised by, the estate of the Participant.

15.8 Subsidiary Employees

In the case of a grant of an Award to any employee of a Subsidiary of the Company, the Company may, if the Committee so directs, issue or transfer the Shares, if any, covered by the Award to the Subsidiary, for such lawful consideration as the Committee may specify, upon the condition or understanding that the Subsidiary will transfer the Shares to the employee in accordance with the terms of the Award specified by the Committee pursuant to the provisions of the Plan. All Shares underlying Awards that are forfeited or canceled shall revert to the Company.

15.9 Governing Law

The Plan and all Awards made and actions taken thereunder shall be governed by and construed in accordance with the laws of the State of Minnesota, without reference to principles of conflict of laws.

15.10 Non-Transferability

Except as otherwise provided in Section 5.10 or by the Committee, Awards under the Plan are not transferable except by will or by laws of descent and distribution.

15.11 Foreign Employees and Foreign Law Considerations

The Committee may grant Awards to Eligible Individuals who are foreign nationals, who are located outside the United States, who are United States citizens or resident aliens on global assignments in foreign nations, who are not compensated from a payroll maintained in the United States, or who are otherwise subject to (or could cause the Company to be subject to) legal or regulatory provisions of countries or jurisdictions outside the United States, on such terms and conditions different from those specified in the Plan as may, in the judgment of the Committee, be necessary or desirable to foster and promote achievement of the purposes of the Plan, and, in furtherance of such purposes, the Committee may make such modifications, amendments, procedures, or subplans as may be necessary or advisable to comply with such legal or regulatory provisions.

15.12 No Rights to Awards; Non-Uniform Determinations

No Participant or Eligible Individual shall have any claim to be granted any Award under the Plan. The Company, its Subsidiaries, or the Committee shall not be obligated to treat Participants or Eligible Individuals uniformly, and determinations made under the Plan may be made by the Committee selectively among Participants and/or Eligible Individuals, whether or not such Participants and Eligible Individuals are similarly situated. Awards under a particular Section of the Plan need not be uniform between and among Participants.

15.13 Relationship to Other Benefits

No payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare, or benefit plan of the Company or any Subsidiary unless provided otherwise in such plan.

15.14 Expenses

The expenses of administering the Plan shall be borne by the Company and its Subsidiaries.

15.15 Titles and Headings

The titles and headings of the Sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

15.16 Fractional Shares

No fractional Shares shall be issued under the Plan.

15.17 Government and Other Regulations

Notwithstanding any other provision of the Plan:

(a)   No Participant who acquires Shares pursuant to the Plan may, during any period of time that such Participant is an affiliate of the Company (within the meaning of regulations promulgated pursuant to the Securities Act of 1933 (the "1933 Act")), offer or sell such Shares, unless such offer and sale are made (i) pursuant to an effective registration statement under the 1933 Act, which is current and includes the Shares to be sold, or (ii) pursuant to an appropriate exemption from the registration requirements of the 1933 Act, such as that set forth in Rule 144 promulgated under the 1933 Act.

(b)   If at any time the Committee shall determine that the registration, listing, or qualification of the Shares covered by an Award upon the Applicable Exchange or under any foreign, federal, state, or local law or practice, or the consent or approval of any governmental regulatory body, is necessary or desirable as a condition of, or in connection with, the granting of such Award or the purchase or receipt of Shares thereunder, no Shares may be purchased, delivered, or received pursuant to such Award unless and until such registration, listing, qualification, consent, or approval shall have been effected or obtained free of any condition not acceptable to the

Committee. Any Participant receiving or purchasing Shares pursuant to an Award shall make such representations and agreements and furnish such information as the Committee may request to assure compliance with the foregoing or any other applicable legal requirements. The Company shall not be required to issue or deliver any certificate or certificates for Shares under the Plan prior to the Committee's determination that all related requirements have been fulfilled. The Company shall in no event be obligated to register any Shares or any other securities pursuant to the 1933 Act or applicable state or foreign law or to take any other action in order to cause the issuance and delivery of such certificates to comply with any such law, regulation, or requirement.

15.18 Additional Provisions

Each Award Agreement may contain such other terms and conditions as the Committee may determine; provided that such other terms and conditions are not inconsistent with the provisions of the Plan.

15.19 No Limitations on Rights of the Company

The grant of any Award shall not in any way affect the right or power of the Company to make adjustments, reclassifications, or changes in its capital or business structure or to merge, consolidate, dissolve, liquidate, sell, or transfer all or any part of its business or assets. The Plan shall not restrict the authority of the Company, for proper corporate purposes, to draft, grant, or assume Awards, other than under the Plan, with respect to any person.

15.20 Severability

In the event any provision of the Plan shall be held illegal or invalid for any reason, such illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

15.21 Blackout Periods

Notwithstanding any other provision of this Plan or any Award to the contrary, the Company shall have the authority to establish any "blackout" period that the Company deems necessary or advisable with respect to any or all Awards.

15.22 Irish Conditions for Issuance

Notwithstanding any other provision of this Plan, (a) the Company shall not be obliged to issue any Shares pursuant to an Award unless at least the par (nominal) value of such newly issued Share has been fully paid in advance in accordance with applicable law (which requirement may mean the holder of an Award is obliged to make such payment), (b) no adjustments may be made to an Award which reduce the price payable for a Share subject to such Award below the par (nominal) value of a Share and (c) the Company shall not be obliged to issue or deliver any Shares in satisfaction of Awards until all legal and regulatory requirements associated with such issue or delivery have been complied with to the satisfaction of the Committee.

DELIVERY OF FUTURE ANNUAL MEETING MATERIALS

Medtronic offers shareholders the choice to receive future annual reports and proxy materials electronically over the Internet instead of receiving paper copies through the mail. This will allow us to conserve natural resources and save Medtronic printing and mailing costs. Whether you hold shares registered directly in your name, through a Medtronic stock plan, or through a broker or bank, you can enroll for future delivery of proxy statements and annual reports by following these easy steps:

- Go to our website at **http://investorrelations.medtronic.com;**
- In the **Shareholder Services** section, click on **Electronic Delivery of Proxy Materials;** and
- Follow the prompts to submit your electronic consent.

Generally, brokers and banks offering this choice require that shareholders vote through the Internet in order to enroll. Street name shareholders whose broker or bank is not included in this website are encouraged to contact their broker or bank and ask about the availability of electronic delivery. As with all Internet usage, the user must pay all access fees and telephone charges. You may view this year's proxy materials at **www.medtronic.com/annualmeeting.**



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